Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com
April 25, 2013

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Max A. Webb

Re: New Newscorp LLC

Amendment No. 2 to Form 10-12B

Filed April 4, 2013

File No. 001-35769

Dear Mr. Webb:

On behalf of New Newscorp LLC (the “Company” or “New News Corporation”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated April 11, 2013 (the “Comment Letter”) relating to the Company’s Amendment No. 2 to the Registration Statement on Form 10, File No. 001-35769, filed on April 4, 2013 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 3 to the Registration Statement, which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to Amendment No. 2 to the Registration Statement and Information Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated April 25, 2013. Additionally, the Wilder v. News Corp., et al. complaints requested in Comment 33 of the Staff’s letter dated January 16, 2013 are provided in Annex B to this letter.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Combined Financial Information, page 17

1.	Please revise to disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions for the latest fiscal year and subsequent interim period presented in the company’s combined financial statements.

The Company will provide this information in a pre-effective amendment when the distribution ratio has been finalized.

Unaudited Pro Forma Combined Financial Statements, page 47

2.	Please revise the pro forma balance sheet and pro forma statement of operations to present all adjustments included therein on a gross rather than net basis.

The Company acknowledges the Staff’s comment and respectfully submits that all adjustments are presented on a gross basis on the face of the pro forma financial statements or, for example with respect to taxes, a more detailed explanation is presented in the notes to the pro forma financial statements consistent with the guidance in Section 3240.7 of the Staff’s Financial Reporting Manual.

3.	Please revise the pro forma statements of operations for the fiscal year ended June 30, 2012 and the six months ended December 31, 2012 to include a separate subtotal column which gives effect only to the CMH acquisition transaction.

In response to the Staff’s comment, the Company has revised the pro forma statements of operations for the six months ended December 31, 2012 and the year ended June 30, 2012 to include a separate subtotal column which gives effect to the CMH acquisition transaction.

Notes to the Unaudited Pro Forma Combined Financial Statements, page 52

4.	We refer to footnote (e). We note your revised disclosure in response to our prior comment 5. However, without disclosure of the fair value uplift in the Foxtel subscriber relationships, we are unable to determine how the incremental amortization adjustment reflected in adjustment (e) was calculated or determined. Please revise to disclose the amount of the fair value uplift associated with the Foxtel subscriber relationships that was recognized in connection with the acquisition and explain in further detail in footnote (e) how the amount of incremental amortization was calculated or determined.

In accordance with the Staff’s request, the Company has revised footnote (e) on pages 54 and 55.

5.	We refer to your response to our prior comment 6. In this regard, it is unclear from your response how the sale of preferred stock to an unrelated third party is part of an “internal” reorganization and therefore, how such sale is directly attributable to the spin-off transaction. Please tell us in further detail why you believe this transaction is directly attributable to the spin-off transaction. Furthermore, it appears that common and preferred stock of your company will be given to the parent in exchange for certain contributed assets based on the disclosure in the first paragraph on page 36. Therefore, your disclosures should clarify whether you or the parent will conduct the sale of the preferred stock in connection with the distribution and which entity will receive the proceeds from the sale of the preferred stock.

We believe that the sale of the preferred stock is directly attributable to the spin-off transaction and have modified our disclosure in footnote (o) on pages 56 and 57 to describe the relationship. Our revised disclosure clarifies that the sale of preferred stock to an unrelated party is a key element of our internal reorganization which is structured in a manner to result in an increase in the tax basis of certain intangible assets including goodwill owned by New News Corporation that will be amortizable as a result of the distribution. The internal reorganization and the related sale of preferred stock would not be undertaken but for the distribution. Therefore, these three parts of the overall spin-off transaction – the internal reorganization, the sale of the preferred stock and the distribution – are all directly linked together and we have described these interrelated elements in the revised footnote (o).

The preferred stock and common stock referred to in the Staff’s question are those of a new subsidiary formed by News America Incorporated that will be owned by New News Corporation after the distribution. News America Incorporated, as described in footnote (o) will sell the preferred stock to an unrelated party and retain the proceeds.

6.	We note your response to prior comment 8. However, we are still unclear as to how the $400 million deferred tax asset recorded in adjustment (p) was calculated or determined. Please revise to fully disclose all relevant assumptions used in the computation of the $400 million, including the amount of assets contributed to New Newscorp, the historical tax basis of such assets and the resulting excess fair value that resulted in the $400 million deferred tax asset. Please present the revised adjustment in a level of detail that would enable a reader to recalculate the amounts of the pro forma adjustment. We may have further comment upon receipt of your response.

In accordance with the Staff’s request, the Company has revised footnote (o) on pages 56 and 57 to discuss the calculation of the $400 million deferred tax asset that is attributable to the increase in the tax basis of certain assets that are contributed to New News Corporation. The revised disclosure includes information on the fair value of the contributed intangible assets including goodwill, the historical tax basis of such assets and the resulting excess fair value increase in tax basis that results in the recognition of a $400 million deferred tax asset.

Executive Compensation, page 116

7.	We note your response to our prior comment 9 and reissue in part. To the extent applicable and known, please revise this section to provide the information required by Item 402(j) of Regulation S-K for each named executive officer.

The Company has revised pages 122 to 123 of the “Executive Compensation” section to provide the information required by Item 402(j) of Regulation S-K for each of Messrs. Thomson and Singh, whose employment agreements provide for certain payments and benefits upon a separation from the Company. There are no similar arrangements with respect to Mr. Murdoch or for Mr. Zweifach, who receives no compensation from the Company for his services.

Other

8.	Please update the financial statements and related disclosures included in your Form 10 registration statement as necessary to comply with the guidance outlined in Rule 3-12 of Regulation S-X.

The current financial statements and related disclosures in the Form 10 registration statement comply with the guidance outlined in Rule 3-12 of Regulation S-X. The Company will continue to update the financial statements and related disclosures in subsequent amendments to comply with the guidance in Rule 3-12 of Regulation S-X.

The Company’s acknowledgement of the statements for which you requested acknowledgement in the Comment Letter is set forth in Annex A to this letter.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

Annex A

On behalf of New Newscorp LLC (the “Company”) and in connection with the filing of Amendment No. 3 to the Registration Statement, File No. 001-35769 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEW NEWSCORP LLC

By:	/s/ Janet Nova
Name:	Janet Nova
Title:	Attorney-in-Fact for K. Rupert Murdoch

Annex B

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

LEWIS WILDER, as Trustee for the Lewis Wilder Revocable Trust, 12/10/2010, Individually And On Behalf Of All Others Similarly Situated,	CLASS ACTION COMPLAINT
Plaintiff, vs. NEWS CORPORATION, K. RUPERT MURDOCH, JAMES MURDOCH and REBEKAH BROOKS, Defendants.	JURY TRIAL DEMANDED

INTRODUCTION

Plaintiff, by his undersigned attorneys, on behalf of himself and the class he seeks to represent, for his Class Action Complaint (the “Complaint”), alleges the following upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, based upon the investigation made by Plaintiff’s counsel, which included the review and analysis of information obtained from numerous public sources including, inter alia: Securities and Exchange Commission (“SEC”) filings by News Corporation (“News Corp” or the “Company”), securities analysts reports about the Company, Company press releases, and other media reports about the Company.

1. Reporters, with the knowledge and consent of their editors, at News of the World, a United Kingdom newspaper run by News International, News Corp’s 100% wholly owned British newspaper division have been hacking into the cell phones messages of more that 4,000 people for years. The reporters spared no one from their desire to get a story including the

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voicemail of a 13-year-old murder victim named Milly Dowler. The revelation of this illegal activity set off a furious public backlash worldwide. Other victims of these intercepts include members of the Royal Family, actors, politicians and ordinary citizens who had been victims of high profile crimes and terrorist attacks. In addition allegations have come out that reporters also tried to pay a New York City police officer to hack into the phone messages of the American families and victims of the September 11 terrorist attacks. This illegal conduct which was known and covered up by defendants is so outrageous that on July 7, 2011, News Corp announced that it was closing the 168 year old News of the World.

2. In an effort to conceal this illegal activity Defendant J. Murdoch (defined below) authorized out-of-court settlements to victims of phone hacking and recently admitted that the Company repeatedly misled Parliament regarding this matter. In fact, defendants have been covering up this activity for years. When asked by a British parliamentary committee in 2007 whether the News of the World had “carried out a full, rigorous internal inquiry” into the use of illegal phone hacking by the newspaper and was “absolutely convinced” it was limited to a single reporter, Les Hinton then-executive chairman of News of the World’s owner News International did not hesitate and answered: “Yes, we have.”

3. However, nothing was further from the truth. In fact, not only had defendants not done a “full, rigorous internal inquiry” into the hacking issues but they set out on a course of conduct to conceal and cover up the illegal activity. The effort to conceal and misrepresent this illegal activity intensified with News Corp’s desire to purchase the remaining 61% of British Sky Broadcasting Group plc (“BSkyB”) is a satellite broadcasting company headquartered in London, United Kingdom with operations in the United Kingdom and the Republic of Ireland that it did not own.

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4. J. Murdoch has now admitted that he had approved out of court settlements with hacking victims to prevent the public disclosure of relevant documents that would have evidence how far reaching this activity really was. J. Murdoch’s own statements demonstrates that he and his father R. Murdoch, affirmatively sanctioned or, at the very least, turned a blind eye to the rampant illegality taking place at News Corp’s newspapers.

5. Defendants knew or were reckless in not knowing that employees of News Corp’s News of the World, including the editors-in-chief and close friends of defendants, Rebekah Brooks (“Brooks”) and Andy Coulson (“Coulson”) who became a leading advisor to Prime Minister David Cameron, permitted the newspaper to engage in widespread hacking into cell phones of victims ranging from missing schoolgirls to grieving families, celebrities, royals and politicians to the detriment of News Corp’s shareholders.

JURISDICTION AND VENUE

6. The claims asserted herein arise under Sections 10(b) and 20(a) of the Securities Exchange Act, 15 U.S.C. §§78j and 78t(a), and Rule 10b-5, 17 C.F.R. §240.10b-5, promulgated thereunder by the SEC, 17 C.F.R. § 240.10b.5.

7. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. §§1331. Venue is proper in this Judicial District pursuant to Section 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. § 1391(b) and (c).

8. Substantial acts in furtherance of the alleged fraud or the effects of the fraud have occurred in this Judicial District and the Company’s U.S. headquarters is located in this 1211 Avenue of the Americas, New York, New York.

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9. In connection with the acts, transactions and conduct alleged herein, Defendants directly and indirectly used the means and instrumentalities of interstate commerce, including the United States mails, interstate telephone communications and the facilities of a national securities exchange.

THE PARTIES

10. Plaintiff Lewis Wilder as Trustee for the Lewis Wilder Revocable Trust, dated 12/10/2010 purchased News Corp common stock during the Class Period and suffered damages as a result of the federal securities law violations alleged herein.

11. Defendant News Corp is a Delaware Corporation with its principal executive offices located at 1211 Avenue of the Americas, New York, New York. News Corp is a diversified global media company, which manages and reports its businesses in six segments: Cable Network Programming, Filmed Entertainment, Television, Direct Broadcast Satellite Television, Publishing and Other. Its properties include the Fox networks, the Wall Street Journal, 39% of BSkyB and the New York Post. News of the World, a United Kingdom newspaper is run by News International, News Corp’s 100% wholly owned British newspaper division. The Company is publicly traded on the NASDAQ under the ticker symbol “NWSA”.

12. Defendant K. Rupert Murdoch (“R. Murdoch”) has been Chief Executive Officer of the Company since 1979 and its Chairman since 1991. Mr. K.R. Murdoch served as a Director of British Sky Broadcasting plc (“BSkyB”) from 1990 to 2007, as a Director of Gemstar-TV Guide International Inc. from 2001 to 2008, as a Director of The DIRECTV Group, Inc. from 2003 to 2008 and as a Director of China Netcom Group Corporation (Hong Kong) Limited from 2001 to 2005. R. Murdoch is the father of J. Murdoch. R. Murdoch has been the driving force behind the evolution of the Company from the single, family-owned Australian newspaper he took over in 1953 to the global public media company it is today.

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13. Defendant James Murdoch (“J. Murdoch”) has been a Director and the Chairman and Chief Executive, Europe and Asia of the Company since 2007. J. Murdoch was the Chief Executive Officer of BSkyB from 2003 to 2007. J. Murdoch has served as a Director of BSkyB since 2003 and as its Non-Executive Chairman since 2007. J. Murdoch has served as a Director of NDS since 2009. J. Murdoch was the Chairman and Chief Executive Officer of STAR Group Limited, a subsidiary of the Company, from 2000 to 2003. J. Murdoch previously served as an Executive Vice President of the Company, and served as a member of the Board from 2000 to 2003. J. Murdoch is the son of R. Murdoch. According to the Company, “J Murdoch is a key member of the Company’s management team, with responsibility for the Company’s European and Asian operations. J. Murdoch has served in a number of leadership positions within the Company and at its affiliates over the past 14 years. His broad-based experience, extensive knowledge and strategic perspective of the Company’s business and operations enable him to be a valuable resource for the Board.”

14. Defendant Rebekah Mary Brooks (“Brooks”) was chief executive of News International (from 2009 to 2011), having previously served as the youngest editor of a British national newspaper as editor of the News of the World (from 2000 to 2003) and the first female editor of The Sun (from 2003 to 2009). She was the editor of the News of the World when illegal phone hacking was carried out by the newspaper. On July 15. 2011, Brooks resigned as chief executive of News International, following disclosure of her role in the phone hacking. On July 17, 2011, she was arrested in connection with phone hacking and corruption allegations.

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15. Throughout the Class Period, defendants R. Murdoch, J. Murdoch and Brooks (the “Individual Defendants”) were corporate insiders with direct involvement in the daily affairs of the Company.

16. The Individual Defendants and News Corp are sometimes collectively referred to herein as “Defendants”.

17. It is appropriate to treat the Individual Defendants as a group for pleading purposes and to presume that the materially false and misleading information conveyed in News Corp’s public filings, press releases and other group-published documents addressed herein reflect the collective work of the Individual Defendants. Each of the Individual Defendants, by virtue of his position with the Company, was a corporate insider and directly participated in the day-to-day operations and affairs of the Company at the highest levels and was privy to confidential proprietary information regarding the Company and its business operations. During the Class Period, the Individual Defendants were involved in the drafting, preparation, review and/or dissemination of the various public, shareholder and investor reports and other communications which contained the materially false and misleading information alleged herein and were aware of, or recklessly disregarded, that materially false and misleading statements were being issued regarding the Company, and approved or ratified these statements, in violation of the federal securities laws.

18. Because of their News Corp Board membership and/or executive and managerial positions, each of the Individual Defendants had access to the materially adverse undisclosed information about News Corp and the activities of its, employees and editors in chief at one of its most profitable newspapers as particularized herein, and knew or recklessly disregarded that these adverse facts rendered the representations made by them or News Corp materially false and misleading.

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19. As officers and/or directors and controlling persons of a publicly held company whose common stock was, and is, registered with the SEC pursuant to the Exchange Act and traded on the Nasdaq Stock Exchange (the “NASDAQ”), and governed by the provisions of the federal securities laws, the Individual Defendants each had a duty to disseminate promptly accurate and truthful information, and to correct any previously issued statements that were known to have become materially false or misleading, so that the market price of the Company’s publicly traded securities would be based upon truthful and accurate information, but failed to do so.

20. The Individual Defendants, because of their positions of control and authority as officers and/or directors of the Company, were able to and did control the content of the various SEC filings, press releases and other public statements pertaining to the Company discussed herein. Each Individual Defendant was provided with copies of the documents alleged herein to be misleading prior to or shortly after their issuance and/or had the ability and/or opportunity to prevent their issuance or cause them to be corrected. Accordingly, each Individual Defendant is responsible for the accuracy of the SEC filings, press releases and other public statements detailed herein and are therefore liable for the representations contained therein.

CLASS ALLEGATIONS

21. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of all persons and entities who purchased or otherwise acquired News Corp common stock (the “Class”) from March 3, 2011 through July 11, 2011, inclusive (the “Class Period”). Excluded from the Class are News Corp, the Individual

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Defendants, any member of the families of the Individual Defendants, any entity in which any Individual Defendant has a controlling interest, any other defendant or any entity which is a parent or subsidiary of, or which is controlled by, such defendant, and the officers, directors, employees, affiliates, legal representatives, heirs, predecessors, successors and assigns of Defendants.

22. The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, News Corp’s common stock was actively traded on the NASDAQ in a well-developed and efficient market. While the exact number of Class members is unknown to Plaintiff at this time, and can only be ascertained through appropriate discovery, Plaintiff believes there are, at a minimum, thousands of members of the Class. During the Class Period, there were hundreds of millions of shares of News Corp common stock traded on the NASDAQ. Record owners and other members of the Class may be identified from records maintained by News Corp.

23. Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting solely individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants’ acts as alleged herein;

(b) Whether the SEC filings, press releases, reports and other public statements made by Defendants and disseminated to the investing public during the Class Period contained material misstatements or omitted to state material information;

(c) Whether the market price of the Company’s common stock during the Class Period was artificially inflated due to the materially misleading statements issued by Defendants;

(f) Whether Defendants acted with scienter in failing to inform investors of material facts;

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(g) Whether reliance may be presumed pursuant to the fraud-on-the-market rule; and

(h) Whether the members of the Class have sustained damages as a result of the misconduct complained of herein, and if so, what is the proper measure of damages.

24. Plaintiff’s claims are typical of the claims of the proposed Class because Plaintiff and the proposed Class members sustained damages arising out of Defendants’ wrongful conduct in violation of federal law, as complained of herein.

25. Plaintiff will fairly and adequately protect the interests of the members of the proposed Class and has retained counsel competent and experienced in class action and securities litigation. Plaintiff has no interests antagonistic to, or in conflict with, those of the proposed Class members he seek to represent.

26. A class action is superior to other available methods for the fair and efficient adjudication of the controversy since joinder of all members of the Class is impracticable. Furthermore, because the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impracticable for the proposed Class members individually to redress the wrongs done to them. Plaintiff anticipates no unusual difficulties in the management of this action as a class action.

Applicability Of Presumption of Reliance

(Fraud-On-The-Market Doctrine)

27. The market for News Corp common stock was open, well-developed and efficient at all relevant times. As a result defendants’ scheme to conceal and misrepresent the illegal hacking into cell phone messages, News Corp shares traded at artificially inflated prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired News Corp stock relying upon the integrity of its market price and market information relating to News Corp, and have been damaged thereby.

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28. As described herein, during the Class Period, Defendants made or caused to be made materially false or misleading statements or omitted to material information in order to make the statements made not misleading about News Corp’s business and operations. These material misleading misstatements created an unrealistically positive assessment of News Corp and its business, thus causing the price of the Company’s common stock to be artificially inflated at all relevant times, and when disclosed, negatively affected the value of News Corp common stock. Defendants’ materially false and misleading statements during the Class Period resulted in Plaintiff and other members of the Class purchasing the Company’s stock at such artificially inflated prices, and has been damaged as a result.

29. At all relevant times, the market for News Corp stock was an efficient market for the following reasons, among others:

(a) News Corp common stock met the requirements for listing, and was listed and actively traded, on the NASDAQ a highly efficient and automated market;

(b) As a regulated issuer, News Corp filed periodic public reports with the SEC and the NASDAQ;

(c) News Corp regularly communicated with public investors via established market communication mechanisms, including through regular dissemination of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures; and

(d) News Corp was followed by securities analysts employed by major brokerage firms who wrote reports about the Company, and these reports were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

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30. As a result of the foregoing, the market for News Corp stock promptly digested current information regarding News Corp from all publicly available sources and reflected such information in News Corp’s common stock price. Under these circumstances, all purchasers of News Corp common stock during the Class Period suffered similar injury through their purchase of News Corp common stock at artificially inflated prices, and a presumption of reliance applies.

SUBSTANTIVE ALLEGATIONS

31. News of the World was founded in 1843; News Corp acquired it in 1969. With a circulation of 2.6 million, it was News Corp’s most profitable United Kingdom newspaper.

32. It has now become known that reporters at News of the World engaged in the unlawful interception of voicemail and cell phone traffic from thousands of people in the United Kingdom. The victims of these intercepts included members of the Royal Family, actors, politicians and ordinary citizens who had been victims of high profile crimes and terrorist attacks. The conduct which was known and covered up by defendants is so outrageous that on July 7, 2011, News Corp announced that it was closing the 168 year old News of the World.

33. Defendants knew or were reckless in not knowing that reporters from News of the World were using illegal means to gather news. Defendants, at all times relevant, had a close personal and professional relationship with the editors-in-chief, Brooks and Coulson of the newspaper. The fact that Brooks and Coulson were fully aware of and even involved in this conduct, it is inconceivable that defendants R. Murdoch and J. Murdoch would not have known how Brooks and Coulson ran the newspaper.

34. Both Brooks and Coulson must have been aware of the rampant use of multifarious forms of privacy invasion to illegally gather news at News International’s newspapers: the pattern and practice was so widespread, so ingrained, that neither editor could

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not have known. Indeed, Sean Hoare, a former reporter for News of the World who worked for Coulson, told Vanity Fair, “either [Coulson] was a dreadful editor or liar. You cannot run a newspaper and not know where things come from.”

35. Brooks was also well aware that News International’s newspapers were routinely engaging in illegal conduct that jeopardized News Corp’s reputation and financial health. Paul McMullan, a former features executive and then member of the News of the World’s investigations team told Vanity Fair that Brooks “knew that the practice [of engaging in phone hacking] was common.” Billing records kept by one investigator show that he provided confidential data to nineteen News of the World reporters while Brooks was editor, and, on at least two occasions, provided confidential information to Brooks personally.

36. Brooks has a close personal and professional relationship with R. Murdoch. According to the New York Times, sources say that R. Murdoch “regard[s] her as a kind of favorite daughter.” The New York Times, quoting another source, reported that “Rupert Murdoch adores [Brooks] – he’s just very, very attached to her.” R. Murdoch has promoted Brooks swiftly through his newspapers’ ranks: Brooks went from secretary to editor in chief of News of the World in eleven years. R. Murdoch then moved Brooks to the top spot at the Sun. Two years ago, R. Murdoch promoted Brooks to the position of CEO of News International.

37. In light of the most recent scandal, “the most sensible thing that News Corp could do would be to dump Rebekah Brooks, but [Murdoch] won’t” a source told The New York Times. Yet, despite widespread calls for her dismissal, including a comment by the Prime Minister that her resignation should have been accepted, Murdoch pledged to stand behind her. Given Brooks close, almost familial, relationship with R. Murdoch, it is inconceivable that she did not discuss her newspapers’ illicit activities with him. Indeed, it is further inconceivable that defendants did not actively inquire into the tabloids’ workings.

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38. In 2007, a police investigation into the newspaper’s conduct regarding hacking into a member of the Royal family’s voicemail resulted in the conviction of Clive Goodman, News of the World’s royal family correspondent and Glenn Mulcaire, a private investigator hired by the newspaper. Coulson, the newspaper’s editor at the time resigned but assured the public that Goodman’s and Mulcaire’s conduct was an aberration, the work of “rogue reporters.”

39. In a scathing report issued on February 9, 2010, a British Parliament committee found that it was “inconceivable” that the one reporter blamed by News Corp for the scandal was the only the person at News Corp to have been involved.

40. BSkyB is a satellite broadcasting company headquartered in London, United Kingdom with operations in the United Kingdom and the Republic of Ireland. Formed in 1990 by the equal merger of Sky Television and British Satellite Broadcasting, BSkyB is the largest pay-TV broadcaster in the United Kingdom with over 10 million subscribers. BSkyB is listed on the London Stock Exchange. News Corp owns a controlling 39.1 percent stake in BSkyB. BSkyB recorded an operating profit of $1.27 billion for the nine months ending in March 2011.

41. In June 2010, the Company announced that it had made a cash offer of 700 pence per share of each outstanding share of BSkyB it did not own. News Corp and the independent members of BSkyB’s board of directors were unable to reach a mutually agreeable price at the time of the public announcement; however, the parties entered into a cooperation agreement pursuant to which the parties agreed to work together to proceed with the regulatory process in order to facilitate a proposed transaction. The buyout was expected to cost News Corp $14 billion.

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42. News Corp stated that it believed that the proposed transaction would result in increased geographic diversification of the Company’s earnings base and reduce its exposure to cyclical advertising revenues through an increase in direct consumer subscription revenues.

43. Buying up the remaining 61% of BSkyB was to be the 80-year-old R. Murdoch’s crowning achievement, cementing his position as a major media force on three continents: Europe, his native Australia and North America, where News Corp owns Fox News and the Wall Street Journal, among other properties. Full control of BSkyB would help make News Corp’s newspaper business more profitable by allowing it to bundle newspaper and pay-TV subscriptions and spread content over several media platforms.

44. In January 2011, the British police reopened the investigation into News of the World’s phone hacking. Defendants knew that any phone-hacking claims against News of the World tabloid would threaten to tarnish News Corp’s reputation as it sought government approval for the purchase of BSkyB and put the deal in jeopardy.

45. On February 2, 2011, News Corp reported second quarter total segment operating income of $1.29 billion compared with $712 million of total segment operating income reported a year ago. The Form 10-Q filed with the SEC also highlighted that second quarter earnings from affiliates were $67 million as compared to $58 million in the same period a year ago and that this improvement was driven by improved operating results at BSkyB.

46. On March 3, 2011, the British government gave News Corp the green light to allowed it to increase its stake in BSkyB from 39.1% to 100%, on the condition that it spin off its Sky News subsidiary into a separate company with a board of independent directors to ensure editorial independence. As a result of this agreement to spin off Sky News the proposed transaction did not need to be reviewed by the British Competition Commission.

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47. Andrew Neil, a former editor of The Sunday Times told the BBC that: “Rupert Murdoch, if he had one, would have sold his granny to get the rest of BSkyB. “It’s worth billions to his balance sheet, so if he has to warehouse or spin off Sky News for a period, he’s happy to do that.”

48. On March 30, 2011, News Corp announced that it had appointed J. Murdoch as the Deputy Chief Operating Officer and Chairman and CEO, International. The press release stated:

In this newly-created role, Mr. Murdoch will bring his significant operational expertise to bear across News Corporation’s broad asset portfolio, collaborating with senior leaders to develop and execute strategies and plans that strengthen and further evolve businesses, extend brands, and build new franchises. He will maintain direct responsibility for the Company’s operations in Europe and Asia. Mr. Murdoch will relocate to New York, continue to report to News Corporation Deputy Chairman, President and Chief Operating Officer, Chase Carey and work closely with Rupert Murdoch, Chairman and Chief Executive Officer of News Corporation.

James has demonstrated in an array of roles that he is a shrewd and decisive operator who can deftly navigate complex issues to transform businesses. He has equally shown a unique understanding of the emerging technologies and the digital forces that are reshaping our industry,” commented Mr. Carey. “As we become increasingly global and consumer focused, we believe there are real opportunities to add new dimensions to our core businesses. We are confident that James’ deep knowledge of international markets, his proven leadership, and his passionate focus on building consumer relationships make him the ideal person to help us realize these opportunities across all our companies.

*        *        *

From 2003 to 2007, he served as BSkyB’s Chief Executive Officer, where he transformed the company – implementing long-term growth strategies, improving content offerings and embracing broadband and telephony – doubling the size of the company and revitalizing the brand

49. On April 10, 2011, J Murdoch told PBS’ Charlie Rose that News International had defused a reputation crisis over allegations of widespread illegal phone hacking at the News of the World newspaper: “You talk about a reputation crisis – actually the business is doing really well. It shows what we were able to do is really put this problem into a box.”

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50. In an effort to keep the problem in the “box”, defendants maintained that a single rogue reporter had been responsible for the phone hacking. The “rogue employee” story was a complete fabrication. While publicly stating that a single rogue reporter was responsible for the phone hacking News Corp commenced a course of action to settle hacking claims with 20 victims who had filed lawsuit. In April 2011, News Corp apologized to 20 hacking victims and stated that News International had set up a fund of as much as 20 million pounds ($33 million) to compensate victims. But, as ultimately revealed and as defendants knew, the hacking scandal was far wider than 20 victims.

51. In May 2011, with the approval of J. Murdoch, News Corp settled a case brought by actress Sienna Miller (“Miller”) against News Corp, the parent company of News of the World, which she claimed had illegally hacked her mobile phone. It was reported that Miller received approximately $160,000 to drop her case. Defendants stated: “We are pleased that we have managed to bring this case to a satisfactory conclusion. Several weeks ago we admitted liability in certain cases and offered a genuine and unreserved apology. We hope to resolve other cases swiftly.”

52. According to The Guardian, News International’s head of legal, Tom Crone, and News of the World editor, Colin Myler, took the settlement to J. Murdoch for his approval. Myler told The Guardian, “James Murdoch was apprised of the situation and agreed with our recommendation to settle.”

53. On June 23, 2011, British regulator Ofcom delivered its report on News Corp’s proposed acquisition of BSkyB to the UK government, bringing approval of the deal closer. Ofcom concluded that the deal would not damage Britain’s media industry and handed over its file to the Department for Culture, Media and Sport.

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54. On June 27, 2011, Mr. Justice Vos, the High Court judge in charge of the managing the phone-hacking cases, ordered the Metropolitan Police to hand over more documents from the cache of 11,000 pages and 111 recordings confiscated from private investigator Glenn Mulcaire. Access to these documents was being demanded by lawyers acting for various phone-hacking victims, but News International’s barrister, Michael Silverleaf QC, had objected on the grounds that disclosure of the documents would not significantly alter the sum claimants would receive in damages but would greatly add to his client’s legal costs. But Mr Justice Vos told Silverleaf, “What you are saying is that you want to put a lid on disclosure and deal with it by way of admissions.”

55. On July 1, 2011, England’s Secretary of State for Media Jeremy Hunt (“Hunt”) provisionally agreed to a proposal that would provide for the spin off of Sky News as an independent company to allay fears the deal with BSkyB would give News Corp too much control of the media. Hunt gave opponent to the transaction one week to voice their opposition. After one week, ending June 8, 2011, it was expected that he would give final approval to the transaction. Many analysts believed that the deal was very imminent and that both companies were discussing the price at which the offer would likely receive approval from BSkyB’s board.

56. Analysts at Credit Suisse reported that they believed that the “chances of no agreement being reach are very low, given our view that both sides probably want a deal to happen.”

57. On July 4, 2011, the phone-hacking scandal involving reporters at News of the World which defendants were trying to keep in the “box” erupted to the status of national outrage

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when its was revealed in The Guardian that reporters at the News of the World had accessed the voicemail of teenage murder victim Milly Dowler and in the process had “interfere[ed] with police inquiries” into the case.

58. A lawyer for Dowler’s family said he learned from police that her voicemail messages had been hacked, by a News of the World investigator, while police were searching for her. Some may also have been deleted, to make room for more, misleading police and her family into thinking she was still alive.

59. On this news News Corp’s shares fell 66 cents, or 3.6 percent, to close at $17.47 on July 6, 2011. News Corp lost more than $1 billion in market capitalization.

60. On July 7, 2011, News Corp in a very dramatic move and in hopes of salvaging its reputation and the acquisition of BSkysB defendants elected to shut down News of the World, its most profitable newspaper.

61. In its press release concerning the closing of News of the World, defendants stated the following:

News International today announces that this Sunday, 10 July 2011, will be the last issue of the News of the World.

Making the announcement to staff, James Murdoch, Deputy Chief Operating Officer, News Corporation, and Chairman, News International said:

“I have important things to say about the News of the World and the steps we are taking to address the very serious problems that have occurred.

It is only right that you as colleagues at News International are first to hear what I have to say and that you hear it directly from me. So thank you very much for coming here and listening.

You do not need to be told that The News of the World is 168 years old. That it is read by more people than any other English language newspaper. That it has enjoyed support from Britain’s largest advertisers. And that it has a proud history of fighting crime, exposing wrong-doing and regularly setting the news agenda for the nation.

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When I tell people why I am proud to be part of News Corporation, I say that our commitment to journalism and a free press is one of the things that sets us apart. Your work is a credit to this.

The good things the News of the World does, however, have been sullied by behaviour that was wrong. Indeed, if recent allegations are true, it was inhuman and has no place in our Company.

The News of the World is in the business of holding others to account. But it failed when it came to itself.

In 2006, the police focused their investigations on two men. Both went to jail. But the News of the World and News International failed to get to the bottom of repeated wrongdoing that occurred without conscience or legitimate purpose.

Wrongdoers turned a good newsroom bad and this was not fully understood or adequately pursued.

As a result, the News of the World and News International wrongly maintained that these issues were confined to one reporter. We now have voluntarily given evidence to the police that I believe will prove that this was untrue and those who acted wrongly will have to face the consequences.

This was not the only fault.

The paper made statements to Parliament without being in the full possession of the facts. This was wrong.

The Company paid out-of-court settlements approved by me. I now know that I did not have a complete picture when I did so. This was wrong and is a matter of serious regret.

Currently, there are two major and ongoing police investigations. We are cooperating fully and actively with both. You know that it was News International who voluntarily brought evidence that led to opening Operation Weeting and Operation Elveden. This full cooperation will continue until the Police’s work is done.

We have also admitted liability in civil cases. Already, we have settled a number of prominent cases and set up a Compensation Scheme, with cases to be adjudicated by former High Court judge Sir Charles Gray. Apologising and making amends is the right thing to do.

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Inside the Company, we set up a Management and Standards Committee that is working on these issues and that has hired Olswang to examine past failings and recommend systems and practices that over time should become standards for the industry. We have committed to publishing Olswang’s terms of reference and eventual recommendations in a way that is open and transparent.

We have welcomed broad public inquiries into press standards and police practices and will cooperate with them fully.

So, just as I acknowledge we have made mistakes, I hope you and everyone inside and outside the Company will acknowledge that we are doing our utmost to fix them, atone for them, and make sure they never happen again.

Having consulted senior colleagues, I have decided that we must take further decisive action with respect to the paper.

This Sunday will be the last issue of the News of the World. (emphasis added)

62. On this news News Corp’s shares fell an additional 68 cents, to close at $16.75 on July 8, 2011.

63. On July 8, 2011, British Prime Minister David Cameron ordered two inquiries into allegations that News Corp had systematically violated privacy laws.

64. The scandal could no longer be silenced and the full extend of the illegal activity started to be revealed. According to an article in The Guardian on July 11, 2011, both The Sunday Times and The Sun – British newspapers owned by News International, a subsidiary of News Corp. – have targeted former prime minister Gordon Brown, alleging that they attempted to access his voicemail, used a serving police officer to search the police national computer for information on Brown, and obtained tax paperwork by hacking his accountant’s computer, among other things. Brown was allegedly targeted by the papers for over 10 years, while he served as chancellor of the exchequer and as prime minister.

65. The Guardian article stated that Scotland Yard discovered paperwork referencing both Brown and his wife in the possession of Glenn Mulcaire, the private investigator who

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carried out phone-hackings for News of the World. Abbey National Bank found evidence that someone working for the Sunday Times posed as Brown on six separate occasions in order to gain details from his account. Brown’s lawyers were deceived into handing over some of Brown’s legal files by someone working for the Sunday Times, and back in 2006, The Sun obtained Brown’s infant son’s medical records, ultimately publishing a story about the boy’s cystic fibrosis.

66. But Brown wasn’t the only politician being targeted by News International. Fellow Labour Party member Tony Blair, who preceded Brown as prime minister, as well as his media adviser Alastair Campbell were both investigated by News International papers, as well as former deputy prime minister John Prescott and his political adviser Joan Hammell, Peter Mandelson, Jack Straw, David Blunkett, Tessa Jowell, Bill Bush, and Chris Bryant, all of whom held important government positions that made them privy to all sorts of information that the newspapers could have found invaluable. In fact, British police have estimated that over 4,000 people may have been hacking victims of News of the World.

67. On July 11, 2011, Hunt wrote to communications regulator Ofcom asking for a new assessment of the BSkyB buyout. He asked Ofcom: “Given the well-publicised matters involving the News of the World in the past week…I would be grateful if you could let me know whether you consider that any new information that has come to light causes you to reconsider any part of your previous advice to me including your confidence in the credibility, sustainability of practicalities of the undertakings offered by News Corporation.”

68. Since the purchase of BSkyB by News Corp would trigger a change of control process over its broadcasting license, which is issued by Ofcom it would then be up to the Ofcom to satisfy itself that the News Corp was a “fit and proper person” pursuant to its licensing

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requirements. Tom Watson MP, speaking in the debate on phone hacking said ‘It is clear now that he personally [James Murdoch], authorized money to be paid by his company to silence people who had been hacked, and to cover up criminal behavior.

69. In fact, J Murdoch had admitted that he had approved out of court settlements with hacking victims which prevented the public disclosure of documents which have now led to the arrest of senior journalists at the News of the World on criminal charges. J Murdoch own statements demonstrate that defendants sanctioned or, at the very least, turned a blind eye to the rampant illegality taking place at News Corp’s newspapers. J. Murdoch was quoted as stating: The New of the World is in the business of holding others to account. But it failed when it came to itself.…”

70. It has now apparent that people working directly or indirectly for the News of the World were engaged in very extensive criminal activity. This criminal activity was known about, condoned, encouraged and concealed by defendants. Defendants knew or were reckless in not knowing that employees of News Corp’s newspaper News of the World, including the editors in chief close friend of defendants, Brooks and Coulson who became a leading advisor to Prime Minister David Cameron, permitted the newspaper to engage in widespread hacking into cell phones of victims ranging from missing schoolgirls to grieving families, celebrities, royals and politicians.

71. On July 11, 2011, in a last minute attempt to salvage regulatory approval of the deal, J. Murdoch and to avoid any investigation into whether News Corp is “fit and proper”, the Company withdrew its assurances that it would spin off Sky News into a separate company – triggering an automatic referral to the Competition Commission. The withdrawal of the concession would allowed the British government to contest the deal on competition grounds, the

22

least damaging way to appease an outraged public, and avoid a government probe into whether News Corp is legally “fit and proper” to be a media company owner at all. As a result, “[t]he government no longer has to resort to the ‘fit and proper’ test to prevent the takeover – something that Murdoch would want to avoid at all costs,” said Louise Cooper, markets analyst for London-based BGC Partners.

72. On this news News Corp’s shares fell $1.27 cents, to close at $15.48 on July 11, 2011.

73. On July 12, 2011, in an attempt to support its stock price amidst of the scandalous allegations, News Corp announced that it would expand a share-buyback program of up to $5 billion. But analysts and industry observers say that the Company may still be forced to take more drastic action – like divesting itself of News International. Though the phone hacking and policy bribery scandals had revolved around the now-shuttered News of the World, recent news developments suggest that the remaining papers, The Sunday Times and The Sun, may be tainted as well.

74. On July 13, 2011, Prime Minister David Cameron told fellow politicians that, “as both the alleged nature of the malpractice, and the scope of the newspapers involved widens, serious questions must be asked about News Corporation’s proposed takeover of BSkyB.”

75. On July 13, 2011, News Corp withdrew its proposal to buy the shares of BSkyB it did not own. The move pre-empts a planned vote in parliament that had all-party support for the bid to be dropped.

76. On July 14, 2011, R Murdoch refused a request by Parliament on July 19, 2011 to answer questions over the alleged crimes at the News of the World and J Murdoch says he cannot appear until August.

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77. On July 14, 2011, five U.S. lawmakers called for investigations into a News Corp. phone-hacking scandal, with one suggesting that alleged violations may have occurred in the U.S. and go beyond reporting tactics in Britain. Jay Rockefeller (D., W.Va.) and Sen. Barbara Boxer (D., Calif.) asked the U.S. Justice Department and the U.S. Securities and Exchange Commission to investigate whether anyone at the company violated antibribery laws amid allegations that the company paid law-enforcement officials for information. Boxer and Rockefeller wrote to the SEC and DOJ that “the reported allegations against News Corporation are very serious, indicate a pattern of illegal activity, and involve thousands of potential victims. It is important to ensure that no United States laws were broken and no United States citizens were victimized.

78. On July 14, 2011, The Federal Bureau of Investigation has opened a probe into whether employees of News Corp. might have hacked or attempted to hack into the private calls and phone records of Sept. 11 victims and their families, according to people familiar with the matter. The investigation was opened Thursday morning, following a request a day earlier by Rep. Peter King (R., N.Y.), who heads the House Homeland Security Committee and whose Long Island district was home to many victims of the 2001 terrorist attacks.

79. On July 15, 2011, Brooks resigned as CEO of News International. In her resignation letter she reiterated her close personal friendship with defendants:

As Chief Executive of the company, I feel a deep sense of responsibility for the people we have hurt and I want to reiterate how sorry I am for what we now know to have taken place.

I have believed that the right and responsible action has been to lead us through the heat of the crisis. However my desire to remain on the bridge has made me a focal point of the debate.

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This is now detracting attention from all our honest endeavours to fix the problems of the past.

Therefore I have given Rupert and James Murdoch my resignation. While it has been a subject of discussion, this time my resignation has been accepted.

Rupert’s wisdom, kindness and incisive advice has guided me throughout my career and James is an inspirational leader who has shown me great loyalty and friendship.

I would like to thank them both for their support.

NO STATUTORY SAFE HARBOR

80. The statutory safe harbor provided for forward looking statements under certain circumstances does not apply to any of the false statements pleaded herein because none of those statements are “forward-looking” statements nor were they identified as “forward-looking statements” when made. Nor did meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in any purportedly forward-looking statements accompany those statements. In the alternative, to the extent that the Defendants successfully argue that the statutory safe harbor does apply to any statements pleaded herein which are deemed to be forward-looking, Defendants are liable for those false forward-looking statements because at the time each of those statements was made, the speaker actually knew that those forward-looking statements were false and/or the statements were authorized and/or approved by an executive officer of News Corp who actually knew that the statements were false when made.

COUNT I

For Violations of Section 10(b) of the Exchange Act and Rule 10b-5 Promulgated

Thereunder Against All Defendants

81. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

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82. This Count is asserted against all Defendants for violations of Section 10(b) of the Exchange Act, 15 U.S.C. §78j(b), and Rule 10b-5, 17 C.F.R. §240.10b-5 promulgated thereunder, on behalf of Plaintiff and members of the proposed Class, who were damaged thereby.

83. As alleged herein, throughout the Class Period, Defendants, directly and indirectly, by the use and means of instrumentalities of interstate commerce and of the mail, knowingly or recklessly engaged and participated in a continuous course of conduct to disseminate materially false and misleading information and to conceal adverse material information about News Corp, including the truth about the magnitude of the illegal activities by its wholly owned subsidiary, as specified herein. Defendants knowingly or recklessly employed devices, schemes and artifices to defraud Plaintiff and the proposed Class, while in possession of material, adverse non-public information, and engaged in acts, practices and a course of conduct that included the knowing and reckless making of, or participation in the making of, untrue and misleading statements of material facts and omitting to state material facts necessary in order to make the statements made about News Corp not misleading. Defendants’ materially false and misleading statements were made in connection with the purchase or sale of News Corp’s common stock.

84. Defendants had the ability to, and did, cause the complained of public statements to contain material misstatements and omissions of material facts, as alleged herein.

85. Defendants acted with scienter, in that they either had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and disclose the truth about News Corp’s illegal activities, even though the truth was available to them.

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86. During the Class Period, as detailed herein, Defendants engaged in actions which deceived the market for News Corp common stock and a course of conduct that artificially inflated the price of News Corp common stock and operated as a fraud or deceit on purchasers of News Corp common stock. Defendants achieved this by making the materially misleading statements or omitted material information necessary to make the statements made not misleading as set forth hereinabove.

87. As a result of the deceptive practices, common schemes and artifices, and false and misleading statements and material omissions alleged herein, the price of News Corp common stock was artificially inflated during the Class Period.

88. In ignorance of the false and misleading statements, the material omissions and the deceptive and manipulative devices and contrivances employed by the Defendants, Plaintiff and members of the proposed Class relied on the integrity of the market in News Corp common stock, and/or the statements complained of herein, when purchasing News Corp common stock. Had Plaintiff and members of the proposed Class known the truth, they would not have purchased News Corp common stock or would not have purchased them at the artificially inflated prices that were paid.

89. As a result of their purchases of News Corp common stock at fraudulently inflated prices, Plaintiff and members of the proposed Class suffered substantial damages in an amount to be proven at trial.

90. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder in that they knowingly or recklessly: (a) employed devices, schemes, or artifices to defraud; (b) made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in the light of

27

the circumstances under which they were made, not misleading; or (c) engaged in acts, practices, or courses of business which operated as a fraud and deceit upon Plaintiff and members of the proposed Class in connection with their purchases of News Corp common stock.

COUNT II

For Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

91. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

92. This Count is asserted against the Individual Defendants for violations of Section 20(a) of the Exchange Act, 15 U.S.C. §78t, on behalf of Plaintiff and all members of the proposed Class who was damaged thereby.

93. As alleged herein, the Individual Defendants acted as controlling persons of News Corp within the meaning of Section 20(a) of the Exchange Act. By virtue of their high-level positions and the key roles each played in the Company’s management, and active participation in, the Company’s day-to-day operations including its financial reporting and accounting functions, each of them had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements that Plaintiff allege are false and misleading. The Individual Defendants prepared and/or were provided with, or had unlimited access to copies of the Company’s reports, press releases, public filings and other statements alleged herein to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

94. By virtue of their direct and supervisory involvement in the day-to-day operations of News Corp, the Individual Defendants are presumed to have had the power to control or influence the particular transactions giving rise to the violations of federal law as alleged herein, and exercised the same.

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95. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act 15 U.S.C. §78t. As a direct and proximate result of the wrongful conduct, Plaintiff and the other members of the proposed Classed suffered damages in connection with their purchases of the Company’s common stock during the Class Period.

DEMAND FOR JURY TRIAL

96. Pursuant to Rule 38 of the Federal Rules of Civil Procedure, Plaintiff hereby demands a trial by jury as to all issues so triable.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. determining that this action is a proper class action, designating Lewis Wilder as class representative under Rule 23 of the Federal Rules of Civil Procedure, and designating his counsel as counsel for the Class;

B. awarding compensatory damages in favor of Plaintiff and the other members of the proposed Class against all Defendants, jointly and severally, for all damages sustained as a result of Defendants’ wrongdoing, in an amount to be proven at trial, including interest thereon;

C. awarding rescission in favor of Plaintiff and the other members of the Class against all Defendants, jointly and severally, for the damages sustained as a result of the wrongdoings of Defendants, together with interest thereon;

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D. awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

E. such other and further relief as is just and proper.

Dated: July 19, 2011

ABBEY SPANIER RODD & ABRAMS, LLP

By:
Arthur N. Abbey, Esq.
aabbey@abbeyspanier.com
Nancy Kaboolian, Esq.
nkaboolian@abbeyspanier.com
212 East 39th Street
New York, NY 10016
Tel.: 212-889-3700
Fax: 212-684-5191

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CERTIFICATION OF LEAD PLAINTIFF

PURSUANT TO FEDERAL SECURITIES LAWS

I, Lewis Wilder, Trustee for the Lewis Wilder Revocable Trust, dated December 10, 2010 (“Trust”), on behalf of the Trust, declare as follows:

1.	I have reviewed a copy of the complaint filed in this action.

2.	I did not purchase the security that is the subject of this action New Corporation (NWSA) at the direction of counsel or in order to participate in any private action arising under the Private Securities Litigation Reform Act (the “PSLRA”).

3.	I am willing to serve as a representative party on behalf of a class and will testify at deposition and trial, if necessary.

4.	My transactions in the security that is the subject of this litigation during the class period set forth in the complaint are as follows:

Security (Common Stock, Call, Put, Bonds)	Transaction (Purchase)	Quantity	Trade Date	Price Paid

Common	Purchase	1000	April 29, 2011	$19,422.51

Common	Purchase	1000	June 2, 2011	$18,562.00

Security (Common Stock, Call, Put, Bonds)	Transaction (Sale)	Quantity	Trade Date	Proceeds

Common	Sale	2000	July 12, 2011	$32,713.00

5.	I have not served as or sought to serve as a representative party on behalf of a class during the last three years, except as stated herein:

6.	I will not accept any payment for serving as a representative party, except to receive my pro rata share of any recovery or as ordered or approved by the court or any award to me by the Court of reasonable costs and expenses (including lost wages) directly relating to my representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Dated:	7.18.11	Signed:

JS 44C/SDNY REV. 5/2010	CIVIL COVER SHEET
The JS-44 civil cover sheet and the information contained herein neither replace nor supplement filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for use of the Clerk of Court for the purpose of initiating the civil docket sheet.

PLAINTIFFS		DEFENDANTS

LEWIS WILDER, as Trustee for the Lewis Wilder Revocable Trust, 12/10/2010, et al.		NEWS CORPORATION, K. RUPERT MURDOCH, JAMES MURDOCH and REBEKAH BROOKS
ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER		ATTORNEYS (IF KNOWN)
Nancy Kaboolian, Esq. and Arthur N. Abbey, Esq., Abbey Spanier Rodd & Abrams, LLP, 212 E 39 Street, New York, NY
10016 212 889 3700	+

CAUSE OF ACTION	(CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE) (DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY)

Violations of Sections 10(b) and 20(a) of the Exchange Act
Has this or a similar case been previously filed in SDNY at any time? No? ☒Yes? ☐ Judge Previously Assigned
If yes, was this case Vol.☐ Invol. ☐ Dismissed. No ☐ Yes ☐ If yes, give date & Case No.
(PLACE AN [x] IN ONE BOX ONLY)	NATURE OF SUIT

ACTIONS UNDER STATUTES

		TORTS				FORFEITURE/PENALTY		BANKRUPTCY		OTHER STATUTES

		PERSONAL INJURY		PERSONAL INJURY		☐610	AGRICULTURE	☐422	APPEAL	☐400	STATE
CONTRACT						☐620	OTHER FOOD &		28 USC 158		REAPPORTIONMENT
		☐310	AIRPLANE	☐362	PERSONAL INJURY -		DRUG	☐423	WITHDRAWAL	☐410	ANTITRUST
☐110	INSURANCE	☐315	AIRPLANE PRODUCT		MED MALPRACTICE	☐625	DRUG RELATED		28 USC 157	☐430	BANKS & BANKING
☐120	MARINE		LIABILITY	☐365	PERSONAL INJURY		SEIZURE OF			☐450	COMMERCE
☐130	MILLER ACT	☐320	ASSAULT, LIBEL &		PRODUCT LIABILITY		PROPERTY			☐460	DEPORTATION
☐140	NEGOTIABLE		SLANDER	☐368	ASBESTOS PERSONAL		21 USC 881	PROPERTY RIGHTS		☐470	RACKETEER INFLUENCED
	INSTRUMENT	☐330	FEDERAL		INJURY PRODUCT	☐630	LIQUOR LAWS				& CORRUPT
☐150	RECOVERY OF		EMPLOYERS’		LIABILITY	☐640	RR & TRUCK	☐820	COPYRIGHTS		ORGANIZATION ACT
	OVERPAYMENT &		LIABILITY			☐650	AIRLINE REGS	☐830	PATENT		(RICO)
	ENFORCEMENT OF	☐340	MARINE	PERSONAL PROPERTY		☐660	OCCUPATIONAL	☐840	TRADEMARK	☐480	CONSUMER CREDIT
	JUDGMENT	☐345	MARINE PRODUCT				SAFETY/HEALTH			☐490	CABLE/SATELLITE TV
☐151	MEDICARE ACT		LIABILITY	☐370	OTHER FRAUD	☐690	OTHER			☐810	SELECTIVE SERVICE
☐152	RECOVERY OF	☐350	MOTOR VEHICLE	☐371	TRUTH IN LENDING			SOCIAL SECURITY		☒850	SECURITIES/
	DEFAULTED	☐355	MOTOR VEHICLE	☐380	OTHER PERSONAL						COMMODITIES/
	STUDENT LOANS		PRODUCT LIABILITY		PROPERTY DAMAGE	LABOR		☐861	HIA (1395ff)		EXCHANGE
	(EXCL VETERANS)	☐360	OTHER PERSONAL	☐385	PROPERTY DAMAGE			☐862	BLACK LUNG (923)	☐875	CUSTOMER
☐153	RECOVERY OF		INJURY		PRODUCT LIABILITY	☐710	FAIR LABOR	☐863	DIWC/DIWW (405(g))		CHALLENGE
	OVERPAYMENT OF						STANDARDS ACT	☐864	SSID TITLE XVI		12 USC 3410
	VETERAN’S BENEFITS					☐720	LABOR/MGMT	☐865	RSI (405(g))	☐890	OTHER STATUTORY
☐160	STOCKHOLDERS SUITS						RELATIONS				ACTIONS
☐190	OTHER CONTRACT					☐730	LABOR/MGMT			☐891	AGRICULTURAL ACTS
☐195	CONTRACT PRODUCT						REPORTING &	FEDERAL TAX SUITS		☐892	ECONOMIC
	LIABILITY						DISCLOSURE ACT				STABILIZATION ACT
☐196	FRANCHISE					☐740	RAILWAY LABOR ACT	☐870	TAXES (U.S. Plaintiff or	☐893	ENVIRONMENTAL
		ACTIONS UNDER STATUTES				☐790	OTHER LABOR		Defendant)		MATTERS
							LITIGATION	☐871	IRS-THIRD PARTY	☐894	ENERGY
		CIVIL RIGHTS		PRISONER PETITIONS		☐791	EMPL RET INC		26 USC 7609		ALLOCATION ACT
REAL PROPERTY							SECURITY ACT			☐895	FREEDOM OF
		☐441	VOTING	☐510	MOTIONS TO						INFORMATION ACT
☐210	LAND CONDEMNATION	☐442	EMPLOYMENT		VACATE SENTENCE	IMMIGRATION				☐900	APPEAL OF FEE
☐220	FORECLOSURE	☐443	HOUSING/		20 USC 2255						DETERMINATION
☐230	RENT LEASE &		ACCOMMODATIONS	☐530	HABEAS CORPUS	☐462	NATURALIZATION				UNDER EQUAL ACCESS
	EJECTMENT	☐444	WELFARE	☐535	DEATH PENALTY		APPLICATION				TO JUSTICE
☐240	TORTS TO LAND	☐445	AMERICANS WITH	☐540	MANDAMUS & OTHER	☐463	HABEAS CORPUS-			☐950	CONSTITUTIONALITY
☐245	TORT PRODUCT		DISABILITIES -	☐550	CIVIL RIGHTS		ALIEN DETAINEE				OF STATE STATUTES
	LIABILITY		EMPLOYMENT	☐555	PRISON CONDITION	☐465	OTHER IMMIGRATION
☐290	ALL OTHER	☐446	AMERICANS WITH				ACTIONS
	REAL PROPERTY		DISABILITIES - OTHER
		☐440	OTHER CIVIL RIGHTS

Check if demanded in complaint:

☒	CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23		DO YOU CLAIM THIS CASE IS RELATED TO A CIVIL CASE NOW PENDING IN S.D.N.Y.? IF SO, STATE:

DEMAND	$	OTHER	JUDGE	DOCKET NUMBER

Check YES only if demanded in complaint JURY DEMAND: ☒YES ☐ NO	NOTE: Please submit at the time of filing an explanation of why cases are deemed related.

(PLACE AN x IN ONE BOX ONLY)								ORIGIN
☒ 1	Original Proceeding	☐	2a.	Removed from State Court	☐ 3	Remanded from Appellate Court	☐ 4	Reinstated or Reopened	☐ 5	Transferred from (Specify District)	☐ 6	Multidistrict Litigation	☐ 7	Appeal to District Judge from Magistrate Judge Judgment
		☐	2b.	Removed from State Court AND at least one party is pro se.

(PLACE AN x IN ONE BOX ONLY)				BASIS OF JURISDICTION				IF DIVERSITY, INDICATE CITIZENSHIP BELOW. (28 USC 1322, 1441)
☐ 1	U.S. PLAINTIFF	☐ 2	U.S. DEFENDANT	☒ 3	FEDERAL QUESTION (U.S. NOT A PARTY)	☐ 4	DIVERSITY

CITIZENSHIP OF PRINCIPAL PARTIES (FOR DIVERSITY CASES ONLY)

(Place an [X] in one box for Plaintiff and one box for Defendant)
CITIZEN OF THIS STATE	PTF ☐ 1	DEF ☐ 1	CITIZEN OR SUBJECT OF A FOREIGN COUNTRY	PTF ☐ 3	DEF ☐ 3	INCORPORATED and PRINCIPAL PLACE OF BUSINESS IN ANOTHER STATE	PTF ☐ 5	DEF ☐ 5

CITIZEN OF ANOTHER STATE	☐ 2	☐ 2	INCORPORATED or PRINCIPAL PLACE OF BUSINESS IN THIS STATE	☐ 4	☐ 4	FOREIGN NATION	☐ 6	☐ 6

PLAINTIFF(S) ADDRESS(ES) AND COUNTY(IES)

Lewis Wilder, as Trustee for the Lewis Wilder Revocable Trust, 12/10/2010

c/o Abbey Spanier Rodd & Abrams, LLP

212 East 39th Street

New York, NY 10016

DEFENDANT(S) ADDRESS(ES) AND COUNTY(IES)

K. Rupert Murdoch

James Murdoch

Rebekah Mary Brooks

c/o News Corporation, 1211 Avenue of the Americas, New York, New York

News Corporation, 1211 Avenue of the Americas, New York, New York

DEFENDANT(S) ADDRESS UNKNOWN

REPRESENTATION IS HEREBY MADE THAT, AT THIS TIME, I HAVE BEEN UNABLE, WITH REASONABLE DILIGENCE, TO ASCERTAIN THE RESIDENCE ADDRESSES OF THE FOLLOWING DEFENDANTS:

Check one:	THIS ACTION SHOULD BE ASSIGNED TO: (DO NOT check either box if this a PRISONER PETITION.)	☐	WHITE PLAINS	☒	MANHATTAN

DATE 7/19/2011	SIGNATURE OF ATTORNEY OF RECORD	ADMITTED TO PRACTICE IN THIS DISTRICT
		☐	NO
		☒	YES (DATE ADMITTED Mo. 07 Yr. 1990)
RECEIPT#		Attorney Bar Code # NK-6346

Magistrate Judge is to be designated by the Clerk of the Court.
Magistrate Judge	is so Designated.

Ruby J. Krajick, Clerk of Court by	Deputy Clerk, DATED	.

UNITED STATES DISTRICT COURT (NEW YORK SOUTHERN)

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK
x
LEWIS WILDER, as Trustee for the Lewis	:	Civil Action No. 1:11-cv-04947-PGG
Wilder Revocable Trust, 12/10/2010, and	:
IRON WORKERS LOCAL UNION NO. 17	:	CLASS ACTION
PENSION FUND,	:
	:	CONSOLIDATED AND AMENDED CLASS
Plaintiffs,	:	ACTION COMPLAINT FOR VIOLATION
	:	OF THE FEDERAL SECURITIES LAWS
and	:
:
AVON PENSION FUND, Administered by	:
Bath & North East Somerset Council,	:
Individually and on Behalf of All Others	:	JURY DEMANDED
Similarly Situated,	:
:
Lead Plaintiff	:
:
vs.	:
:
NEWS CORPORATION, NI GROUP LTD.,	:
K. RUPERT MURDOCH, JAMES	:
MURDOCH, LES HINTON and REBEKAH	:
BROOKS,	:
Defendants.	:
x

TABLE OF CONTENTS

			Page

I.	INTRODUCTION		1

II.	JURISDICTION & VENUE		7

III.	PARTIES		8

IV.	DEFENDANTS’ CONTROL OVER NEWSCORP AND EACH OTHER		11

V.	NEWSCORP’S CONCEALED AND ILLEGAL NEWSGATHERING ACTIVITIES		15

	A.	2005-06: NewsCorp Gets Caught Hacking, and Creates Its “Rogue Reporter” Cover Story	18

	B.	2007: Hinton Lies to Parliament, Gets Promoted to CEO of Dow Jones	20

	C.	2008: Defendants Are Confronted with the “For Neville” E-mail, and Pay Gordon Taylor £1,000,000 to Keep Quiet	22

	D.	2009: NewsCorp Reaffirms Hinton’s Lies, Presents More False Testimony to Parliament	25

	E.	2010-11: NewsCorp is Confronted with Evidence of Widespread Phone Hacking, but Continues to Falsely Deny Phone Hacking Charges	28

VI.	DEFENDANTS’ FRAUDULENT STATEMENTS, OMISSIONS & COURSE OF BUSINESS PRIOR TO THE CLASS PERIOD, WHICH REMAINED ALIVE AND UNCORRECTED DURING THE CLASS PERIOD		31

	A.	NewsCorp’s Standards of Business Conduct	31

	B.	2Q07 Earnings Call – February 7, 2007	35

	C.	Testimony to Parliament – March 6, 2007 (Hinton)	36

	D.	NewsCorp Press Releases – July 9 and 10, 2009	39

	E.	Testimony to Parliament – July 21, 2009 (Crone & Myler)	46

	F.	Testimony to Parliament – September 15, 2009 (Hinton)	50

	G.	Responses to Parliament Report – February, 2010	54

	H.	Denial of New York Times Hacking Report – September 2010	57

- i -

- ii -

I. INTRODUCTION

1. This is a securities class action on behalf of purchasers of the publicly-traded common stock of News Corporation (“NewsCorp” or the “Company”) during the period from February 15, 2011 to July 18, 2011 (the “Class Period”), against NewsCorp, its wholly-owned subsidiary News International Ltd., now known as NI Group Ltd., (“News Int’l”), and certain of their officers and directors for violations of §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”).

2. NewsCorp is a worldwide media conglomerate based in New York City. NewsCorp’s operations are tightly controlled by K. Rupert Murdoch, its founder, CEO and Chairman of the Board, his son James Murdoch, and their network of close associates and cronies, including defendants Rebekah Brooks and Les Hinton. This case arises from a long-running scheme by defendants to conceal the existence and extent of illegal and unethical newsgathering practices at News Int’l – the publisher of NewsCorp’s flagship newspapers in the United Kingdom, where Rupert Murdoch started building his media empire – and the risks those activities presented to NewsCorp’s worldwide reputation and financial success.

3. Over the past decade, or longer, at least two News Int’l newspapers – the News of the World and The Sun – were regularly paying private investigators and police officers substantial sums of money to obtain private information to develop leads for news articles. Private investigators working at the direction of News Int’l reporters and editors, and with the knowledge and consent of senior executives, hacked into thousands of cell phone numbers to obtain voice mails that were used as the basis of stories reported in the newspapers – a practice that became known as “phone hacking.” NewsCorp newspapers in the U.K. also regularly paid bribes to police detectives and other government officials for information used in their stories, also with the knowledge or tacit consent of senior executives.

4. Phone hacking was widely practiced by NewsCorp’s British newspapers from 2001 or earlier until as late as 2010 or 2011. Senior executives of both NewsCorp and News Int’l, including James Murdoch and Brooks, were expressly told about the practices and permitted them to continue. Other NewsCorp and News Int’l executives, including Rupert Murdoch and Hinton, also knew of, or willfully blinded themselves to, the existence and extent of the practices. All defendants failed to exert their control to prevent the activities from occurring, continuing or being publicly concealed.

5. Defendants could not have concealed the extent of NewsCorp’s phone hacking activities and police bribes for as long as they did without the active involvement or tacit approval of Rupert and James Murdoch and their confidants – including Hinton and Brooks – who they had appointed to run NewsCorp’s business in Britain. Rupert Murdoch’s position as NewsCorp’s chairman and CEO gave him extensive control over its operations, as did his family’s control of voting shares under the Company’s dual class share structure. Rupert Murdoch’s unfettered control over NewsCorp’s operations permitted him to pack its Board of Directors – and the boards of important subsidiaries like News Int’l – with friends, family members and close associates who would not – and did not – question how the business was being run, or demand further inquiry when allegations of phone hacking and bribery surfaced.

6. In 2005, Scotland Yard commenced an investigation into News Int’l’s phone hacking following reports that a cell phone belonging to the royal family had been hacked by News of the World royal editor Clive Goodman with the assistance of a private investigator, Glenn Mulcaire. Scotland Yard arrested Goodman and seized evidence from Mulcaire showing that other News Int’l reporters were also involved in phone hacking. Police shared that information with Brooks, who then shared it with other executives. However, Brooks and other executives knew that police had failed to conduct any follow up investigation, or question the other reporters and editors identified in the documents seized from Mulcaire. Indeed, it appears Brooks requested them not to do so.

7. Thereafter, defendants repeatedly relied upon Scotland Yard’s failure to arrest any one other than Goodman, along with the Company’s own internal investigation, to falsely assure investors that instances of phone hacking had been limited to a single “rogue reporter” who had previously been arrested, punished and fired. Senior executives, including Hinton, Brooks and others, repeatedly asserted that there was no evidence to support allegations of widespread phone hacking or bribery at the newspapers, even while those illegal newsgathering practices were continuing. As the misconduct continued unabated, defendants’ false denials were repeated in testimony and correspondence presented to Parliament, in NewsCorp press releases, during NewsCorp’s quarterly analyst conference calls, in public speeches and in numerous media reports.

8. In 2008, News Corp’s Board of Directors authorized a nearly £1,000,0000 settlement to one hacking victim to assure that “overwhelming evidence of the involvement of a number of senior [News Int’l] journalists” in phone hacking would not become public. In 2009 and 2010, additional hush money settlements to hacking victims were paid by News Int’l with the knowledge and consent of NewsCorp, after being authorized by James Murdoch or Brooks.

9. In testimony to Parliament after the Class Period, James Murdoch and Brooks both admitted that, by 2010 at the latest, the Company knew that its “rogue reporter” cover story was false. Evidence produced since then shows that they and other senior executives of NewsCorp and News Int’l knew their cover was blown much sooner than that. Despite this knowledge, not a single defendant made any effort to correct the prior misrepresentations and testimony that had falsely assured investors, government officials and the public at large that no one other than Goodman had ever hacked a phone for NewsCorp, no one had bribed the police to obtain information for its publications, and any reports to the contrary were verifiably false, as demonstrated by the extensive investigations both Scotland Yard and News Int’l had purportedly conducted into allegations of such misconduct.

10. By the foregoing actions, both individually and collectively, the nature, existence and extent of hacking and bribery at NewsCorp publications, and the risks those activities presented to the Company’s public trust and reputation, and its business, was concealed from investors, and remained so at the outset of the Class Period. As a result, the market price of publicly-traded shares of NewsCorp’s common stock was higher during the Class Period than it would have been in the absence of defendants’ false denials that NewsCorp had engaged in illegal newsgathering activities.

11. The extent of NewsCorp’s illegal newsgathering practices in the U.K. and elsewhere did not begin to be revealed until July 4, 2011, when the story broke that in 2002 News of the World journalists had repeatedly hacked into the cell phone of a missing teenager, Milly Dowler, in an attempt to discover her whereabouts, even going so far as to delete voicemails from the phone in order to make room for new calls they could hack in their unchecked zeal to learn information that would permit them to scoop the competition. The news unleashed a firestorm of protest against News of the World and its corporate parents, News Int’l and NewsCorp, as the public began to realize, for the first time, that the constant stream of denials and excuses defendants had given to explain away prior accusations of illegal newsgathering activities were, and always had been, nothing but bald-faced lies. Rupert Murdoch was forced to immediately, and publicly, apologize for the Company’s misconduct, and on July 6, 2011 he admitted that phone hacking and police bribery were “deplorable and unacceptable” and promised to put an end to the practices once and for all. Days later, James Murdoch announced that the News of the World would be shut down, ending its 168-year reign as Britain’s top-selling tabloid.

12. In the days and weeks that followed, additional evidence of the extent of NewsCorp’s illegal newsgathering practices in the U.K., and the lengths to which defendants had gone in lying about and concealing those activities from governmental and public inquiries, came to light. The evidence soon revealed that NewsCorp reporters or investigators had hacked into the private voice mail and e-mail accounts of more than 1,000, and possibly as many as 6,300, individuals, including numerous celebrities and politicians, as well as many common citizens who had found themselves temporarily thrust into the public light.

13. Former News of the World editor Andrew Coulson and Brooks were both arrested, Hinton resigned as Dow Jones & Company’s CEO, and NewsCorp was forced to abandon its much publicized bid to acquire sole ownership of British Sky Broadcasting Limited (“BSkyB”). Scotland Yard commenced three separate investigations of News Int’l, senior police officials who had provided information to News Int’l were forced out, Parliament reopened its phone hacking inquiry, the FBI commenced an investigation of hacking in the United States, and numerous additional victims of NewsCorp’s phone hacking came forward.

14. As a result of these developments, NewsCorp common stock dropped by more than 17% between July 6 and July 18, 2011, causing hundreds of millions of dollars in damages to Class members who had purchased their shares in reliance on the numerous false and misleading representations defendants had made or authorized regarding phone hacking and bribery and the risks those practices presented to the Company’s business and reputation:

15. Since the phone hacking was revealed, evidence of defendants’ knowledge of the existence and extent of phone hacking and bribery has continued to mount. Brooks has been charged with lying to Parliament and destroying evidence of phone hacking, including by removing computers, electronic equipment, and documents from News Int’l facilities in order to hide phone hacking evidence from Scotland Yard. Seven other News Int’l employees, including Coulson, have also been formally charged with crimes for their involvement in or their actions in lying about the existence of phone hacking. To date, more than 40 employees of News Int’l and its newspapers have been arrested as part of Scotland Yard’s investigation. As of June 1, 2012, 49 victims of phone hacking had brought suit against News Int’l in the U.K., and the company has told the courts there to expect more than 500 phone hacking claims to be filed against it.

16. On May 1, 2012, Parliament issued a scathing report finding that senior executives at NewsCorp and News Int’l – including the Individual Defendants named here – had long known about phone hacking at News of the World, deliberately perpetuated the “one rogue reporter” myth until it lacked credibility, and then falsely claimed they had only recently learned that hacking was more widespread than the Company had previously let on. “Rupert Murdoch has repeatedly claimed that News Corporation has a zero tolerance approach towards wrongdoing,” Parliament wrote. “On the basis of the facts and evidence before the Committee, we conclude that, if at all relevant times Rupert Murdoch did not take steps to become fully informed about phone-hacking, he turned a blind eye and exhibited willful blindness to what was going on in his companies and publications.”

17. Since that report was issued, both Rupert and James Murdoch have resigned from News Int’l’s board, and NewsCorp has been under increasing pressure to reform the corporate governance mechanisms – including NewsCorp’s dual class stock system and Rupert Murdoch’s joint role as both CEO and Chairman – that allowed the widespread phone hacking to escape shareholder detection for so long. Seeking to distance itself from the hacking scandal, NewsCorp has recently announced plans to spin off its newspaper division – an action that immediately resulted in an 8% rebound in the price of NewsCorp stock. But for Class Period investors who had unwittingly purchased NewsCorp stock believing that defendants’ prior misrepresentations about the existence and extent of phone hacking were true, these reforms have come far too late to prevent or correct the harm that has been done to them.

II. JURISDICTION & VENUE

18. Jurisdiction is conferred by §27 of the 1934 Act, 15 U.S.C. §78aa. The claims asserted herein arise under §§10(b) and 20(a) of the 1934 Act, 15 U.S.C. §78j(b) and 78t(a), and SEC Rule 10b-5, 17 C.F.R. §240.10b-5.

19. Venue is proper in this District pursuant to §27 of the 1934 Act and 28 U.S.C. §1391(b). NewsCorp’s corporate headquarters are located at 1211 Avenue of the Americas, New York, New York, where the day-to-day operations of NewsCorp are directed and managed. Many of the false and misleading statements were made in or issued from this District and many of the acts and practices complained of herein occurred or were directed in substantial part in this District.

20. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, the internet, interstate telephone communications and the facilities of the national securities markets.

III. PARTIES

21. Lead Plaintiff Avon Pension Fund, administered by Bath & North East Somerset Council (“Avon” or “Lead Plaintiff”) is the U.K.’s 12th largest fund within the Local Government Pension Scheme (LGPS) with an approximate value at March 2012 of £2,757 million. The Fund works with four local unitary authorities (Bath & North East Somerset Council, Bristol City Council, South Gloucestershire Council and North Somerset Council) and over 90 employers and has 33,737 active members, 23,631 retired members and 28,657 deferred members. Avon purchased 301,029 shares of NewsCorp Class B common stock during the Class Period.

22. Named Plaintiff Iron Workers Local Union No. 17 Pension Fund (“Iron Workers”) is a Taft-Hartley multi-employer pension fund benefiting approximately 650 active, 316 vested deferred and 1,142 retired iron workers and their beneficiaries. Iron Workers’ office is located in Cleveland, Ohio; its participants and beneficiaries are principally located in 10 counties throughout northeastern Ohio. Iron Workers purchased 6,950 shares of NewsCorp Class A common stock during the Class Period.

23. Defendant NewsCorp (“NewsCorp”) is a Delaware corporation with its principal executive offices located at 1211 Avenue of the Americas, New York, New York. The Company regularly communicated with investors through periodic filings with the Securities & Exchange Commission (“SEC”), press releases, conference calls, investor and analyst presentations and in statements to and interviews with the general media. The Company has established and regularly publicizes the availability of a website at www.newscorp.com, on which it maintains an Investor Relations section where SEC filings, press releases, conference call transcripts, corporate profiles, descriptions of its business, and other information about the Company and its subsidiaries, including News Int’l, is made available to investors. The Company’s non-voting Class A shares are publicly traded on the NASDAQ under the ticker symbol “NWSA.” The Company’s voting Class B shares are traded on the NASDAQ under the ticker “NWS.” At the outset of the Class Period, NewsCorp had issued more than 1.8 billion shares of Class A non-voting common stock and nearly 800 million shares of Class B voting common stock. Rupert Murdoch, individually and through family trusts, owns or controls 40% of the Class B shares.

24. Defendant NI Group Limited (“News Int’l”), formerly known as News International Limited, is the main U.K. subsidiary of NewsCorp. News Int’l is the immediate parent company of News Group Newspapers Limited (“NGN”) which published the News of the World and publishes The Sun, The Times and The Sunday Times. The News of the World (www.newsoftheworld.co.uk) (during the time it was published), The Sun (www.thesun.co.uk), The Times (www.thetimes.co.uk) and The Sunday Times (www.thesundaytimes.co.uk) have websites accessible from the United States. According to Alexa.com, 10.9% of internet traffic to the News of the World’s website came from the United States. Similarly, 12.9% of internet traffic to The Sun’s website came from the United States. United States visitors or residents comprised 11.4% and 6.8% of The Times’ and The

Sunday Times’ internet audience. News Int’l, through NGN and its newspapers, regularly solicits advertisers from the United States, including companies such as Ford Motor Company, Procter & Gamble, Coca-Cola Company, California Tourism and Cisco Systems, Inc.

25. Defendant Rupert Murdoch is the Chairman and Chief Executive Officer of NewsCorp, and was a member of the board of directors of News Int’l at all times relevant herein. Rupert Murdoch was regularly quoted in NewsCorp’s press releases, regularly spoke to the media, appeared at and spoke during NewsCorp’s annual meetings and during its quarterly conference calls with Wall Street analysts and investors, and regularly made other public and private appearances to investors, the media, and other market participants. Rupert Murdoch entered the U.K. newspaper market in 1968 when his firm News Limited (later reorganized as News Int’l) acquired the News of the World. In 1969, he purchased The Sun. He has been an American citizen since 1985 and is a resident of New York City.

26. Defendant James Murdoch is the Deputy Chief Operating Officer of NewsCorp, its Chairman and CEO, International, and a member of NewsCorp’s Board of Directors. From December 2007 until March 2011, he was NewsCorp’s Chairman and CEO for Europe and Asia, and the Executive Chairman of News Int’l. In April 2008, James Murdoch became a member of the boards of directors of both News Int’l and NGN, and succeeded his father as NGN’s Chairman in September 2008. He resigned from the NGN board on September 19, 2011 and from the News Int’l board on March 2, 2012. In March 2011, he was appointed Deputy Chief Operating Officer and Chairman and CEO, International, of NewsCorp and moved to NewsCorp’s headquarters in New York. James Murdoch was regularly quoted in NewsCorp and News Int’l press releases and regularly spoke on behalf of NewsCorp and News Int’l. He is an American citizen and a resident of New York City, and the son of Rupert Murdoch.

27. Defendant Les Hinton was the Executive Chairman of News Int’l until December 2007, when he became the CEO of Dow Jones & Company (“Dow Jones”). Hinton remained a member of both the News Int’l board and the NGN board until January 21, 2008. He remained CEO of Dow Jones until his resignation as a result of the phone hacking scandal on July 15, 2011. While he was News Int’l’s Executive Chairman, Hinton regularly spoke on behalf of NewsCorp. Hinton has been living in New York City since December 2007. He has been an American citizen since 1986.

28. Defendant Rebekah Brooks, formerly known as Rebekah Wade, was appointed Chief Executive of News Int’l in June 2009, a position she held until she resigned on July 15, 2011. Brooks was a member of the boards of directors of News Int’l and NGN between July 23, 2009 and August 8, 2011. Brooks was the editor of the News of the World from May 2000 until January 2003, when she became the editor of The Sun. Brooks joined News of the World in 1989 as a secretary. By 1995 she was the deputy editor of News of the World, and in 1998 Rupert Murdoch appointed her deputy editor of The Sun. Her appointment to editor of the News of the World in May 2000 also occurred at Rupert Murdoch’s behest. While she was the Chief Executive of News Int’l she was regularly quoted in press releases and regularly spoke on behalf of News Int’l and NewsCorp.

29. Rupert Murdoch, James Murdoch, Les Hinton and Rebekah Brooks are collectively referred to herein as the “Individual Defendants.”

IV. DEFENDANTS’ CONTROL OVER NEWSCORP AND EACH OTHER

30. For years, Rupert Murdoch has run NewsCorp like his private fiefdom, leading the former editor of The Sunday Times, Andrew Neil, to dub him the “Sun King”:

When you work for Rupert Murdoch you do not work for a company chairman or chief executive: you work for a Sun King. You are not a director or a manager or an editor: you are a courtier at the court of the Sun King – rewarded with money and status by a grateful king as long as you serve his purpose, dismissed outright or demoted to a remote comer of the empire when you have ceased to please him or outlived your usefulness.

All life revolves around the Sun King; all authority comes from him. He is the only one to whom allegiance must be owed, and he expects his word to be final. There are no other references but him. He is the only benchmark, and anybody of importance reports directly to him. Normal management structures – all the traditional lines of authority, communication, and decision-making in the modem business corporation – do not matter. The Sun King is all that matters.

31. Rupert Murdoch first rose to prominence in the U.K., and continued to wield significant political and financial power there long after he expanded his media empire and moved to New York. Rupert Murdoch maintained his control over NewsCorp’s U.K. operations, including News Int’l, by appointing close personal friends, family members and other long-term confidants – including Brooks, Hinton and his son, James – to positions of power where they could do his bidding and serve as his eyes and ears. As Murdoch’s empire expanded, he was able to exert editorial influence by selecting editors who would anticipate his editorial views. As Roy Greenslade, a former senior editor at both the Sun and the Sunday Times has explained: “As an editor, you were never in any doubt about what pleased him.” “You can see through the way the Sun and the News of the World operate that his word remains law.”

32. Rupert Murdoch, James Murdoch and Brooks have enjoyed a long and close personal, social and business relationship. In his 2011 testimony to Parliament, Rupert Murdoch admitted that he spoke daily with James Murdoch and Brooks regarding the Company’s operations in the U.K. Brooks similarly testified to Parliament that she shared information regularly with both James Murdoch – whose office was adjacent to her own at News Int’l – and with Rupert Murdoch, who she spoke to “[o]n average, every other day, but pretty regularly.” Both Rupert and James Murdoch have previously said that they consider Brooks to be like a member of the family. In a July 7, 2011 New York Times article, for example, Rupert Murdoch was said to regard Brooks “as a kind of favorite daughter” and he admits to being “very, very attached to her.”

33. Hinton has worked for the Murdochs for over 50 years, having begun his career at the age of 15 with Murdoch’s Adelaide News, and then working for 20 years as a U.S. correspondent for NewsCorp newspapers in Britain and Australia. Hinton later held a series of senior management positions in NewsCorp’s publishing and television divisions, including as President and CEO of News America Publishing and Chairman and CEO of Fox Television Stations.

34. Other longtime NewsCorp and News Int’l employees who played a significant role in the phone hacking scandal also had strong ties to the Murdochs, Hinton and Brooks:

(a) Former News of the World editor Coulson worked for NewsCorp for more than 20 years before resigning in the wake of the convictions of Goodman and Mulcaire. Coulson repeatedly (and falsely) denied all knowledge of their actions but, like a good soldier, said he would resign to take “ultimate responsibility” for actions which “happened on my watch.” After he resigned, Coulson quickly obtained a position in Prime Minister David Cameron’s inner circle, first as the Director of Communications for the Conservative Party and, by May 2010, as Cameron’s Director of Communications. It is apparent that Rupert Murdoch, a long-time political supporter of Cameron, and Brooks, who counted Cameron among her close friends and neighbors, were instrumental in securing Coulson’s soft landing. Coulson joined The Sun in 1988 and rose rapidly through the ranks of News Int’l, moving to the News of the World in 2000 as deputy editor under Brooks, and then succeeding her as editor in 2003. Coulson and Brooks and their families became close personal friends as a result of their long association. Coulson was a guest at her wedding and 40th birthday party and a regular invitee to and overnight guest at her home, where he and his family joined Brooks and her husband for several New Year’s celebrations.

(b) Tom Crone was News Int’l’s top legal officer since 1985, and worked closely with Brooks and Hinton on a variety of legal matters, including their response to inquiries by police and the government starting in 2003 or earlier into alleged misappropriations of e-mails, voicemails and other private electronic data. Crone managed the Company’s internal investigation into the phone hacking and bribery allegations, was in frequent contact with lawyers handling News Int’l’s defense of lawsuits by hacking victims, and communicated frequently with James Murdoch, Brooks and Hinton about those matters.

(c) Colin Myler, who was tabbed by Hinton to succeed Coulson as News of the World editor and to manage the paper’s internal investigation of phone hacking, had been a friend and colleague of Hinton’s for more than 20 years, having worked together frequently over the course of their long association.

(d) Clive Goodman was the Royal Editor of the News of the World since the mid- 1980s. Goodman has claimed that he was the voluntary scapegoat for NewsCorp’s phone hacking, and had been promised by Coulson and Crone that his job would be safe so long as he “did not implicate the paper or any of its staff” in his plea agreement to resolve the hacking charges against him.

(e) Private investigator Glenn Mulcaire has claimed to have been “effectively employed by News of the World from 2002 to carry out his role as a private investigator” and that “[a]s an employee he acted on the instructions of others.” Records seized from Mulcaire reveal that, in addition to working for Goodman, Mulcaire also hacked voicemail messages at the direction of News of the World chief reporter Neville Thurlbeck, Assistant News Editor Greg Miskiw, and others.

(f) Ross Hindley, aka Ross Hall, the author of the infamous “For Neville” e-mail, was the son of former News of the World editor Phil Hall. During the 2009 Parliamentary inquiry, Crone testified that Hindley was on an extended holiday in Peru, and “unfortunately” would be unavailable to testify.

V. NEWSCORP’S CONCEALED AND ILLEGAL

NEWSGATHERING ACTIVITIES

35. For years prior to the Class Period, NewsCorp publications in the U.K. were engaged in illegal and unethical newsgathering practices. When questioned, defendants asserted that such practices had been isolated occurrences attributable to a single “rogue reporter” at one if its newspapers who had long since been fired and imprisoned. In fact the practices were widespread, ongoing and regularly used by journalists and editors at all of NewsCorp’s principal publications in London – the News of the World, The Sun and The Times.

36. Phone hacking by the News of the World and other NewsCorp publications targeted and harmed a wide variety of individuals, including celebrities, sports figures, politicians and members of the British royal family. Among the more notable victims of NewsCorp’s hacking practices were supermodels Elle McPherson and Heather Mills (the former Mrs. Paul McCartney); actors Hugh Grant, Brad Pitt, Angelina Jolie, Steve Coogan and Sienna Miller; aides to Prince Charles and his sons, Prince William and Prince Harry; British sports agent and table tennis star Sky Andrews, British soccer star Gordon Taylor, and Sky Sports Announcer Andy Gray; and British Prime Minister Gordon Brown, London Mayor Boris Johnson and Metropolitan Police Commander Ali Dizraei.

37. News of the World also used hacking to target private individuals whose circumstances had thrust them into the public limelight, including, most notably, Milly Dowler, a British teen who went missing in 2002 and was later found to have been murdered, and members of her immediate family. Numerous cell phone numbers for relatives of other murder victims and wartime casualties were also found in notebooks seized from Mulcaire, a de facto employee of News of the World.

38. In addition to phone hacking, News Int’l was also obtaining information by simply bribing it out of public officials. Scotland Yard lead investigator Sue Akers has detailed the culture of corruption and its cover-up at The Sun:

Alleged payments by journalists to public officials have been identified in the following categories: Police; Military; Health; Government; Prison and others. The evidence suggests that such payments were being made to public officials across all areas of public life. The current assessment of the evidence is that it reveals a network of corrupted officials. There appears to have been a culture at The Sun of illegal payments, and systems have been created to facilitate such payments whilst hiding the identity of the officials receiving the money. The emails indicate that payments to “sources” were openly referred to within The Sun, with the category of public officials being identified, rather than the individual’s identity.

39. Akers’ statements were made in written testimony submitted to Lord Justice Brian Leveson, who is conducting a broad inquiry into British media practices that was sparked by the revelations of phone hacking at NewsCorp. Akers further testified to Leveson that Scotland Yard had uncovered evidence revealing that the authority for the bribes was “provided at a senior level within the newspaper.” The “vast majority” of payments led to “disclosures that … led to stories which I would describe as salacious gossip, rather than anything that could be remotely regarded as in the public interest, and they often involve a breach of trust by the public official and an invasion into the privacy of the subject of the newspaper article,” Akers testified.

40. Akers further testified that:

The cases we are investigating are not ones involving the odd drink, or meal, to police officers or other public officials. Instead, these are cases in which arrests have been made involving the delivery of regular, frequent and sometimes significant sums of money to small numbers of public officials by journalists. Some of the initial emails reveal, upon further detailed investigation, multiple payments to individuals of thousands of pounds. In one case the figure, over several years, is in excess of £80,000. There is also mention in some emails of public officials being placed on “retainers” and this is a line of enquiry currently being investigated. One of the arrested journalists has, over several years, allegedly received over £150,000 in cash to pay his sources, a number of whom were public officials.

41. Parliament has conducted four rounds of hearings – in 2007, 2009, 2011 and 2012 – into NewsCorp’s newsgathering practices. Scotland Yard is currently running three separate investigations, all run by Akers, into NewsCorp’s illegal newsgathering practices: Operation Elveden (bribery), Operation Weeting (phone hacking), and Operation Tuleta (computer hacking). The FBI is also investigating reports of bribery of public officials as grounds for possible violations by NewsCorp of the Foreign Corrupt Practices Act of 1977, and examining claims that NewsCorp publications hacked into voice mail messages left on the cell phone accounts of victims of the 9/11 terrorist attacks and their families.

42. Numerous lawsuits have been filed by victims of hacking, including Gordon Taylor, the family of Milly Dowler, Sara Payne, Shaun Russell, Jude Law, John Prescott, Ashley Cole, Steve Coogan, Brian Paddick, Nicola Phillips, Leslie Ash, George Galloway, Paul Gascoigne, Chris Tarrant, Kelly Hoppen, Sienna Miller, Cherie Blair, Alex Best, Richard Horton, Emma Nobel, and many others.

43. Extensive evidence, both written and oral, of NewsCorp’s hacking and bribery in the U.K. has come to light as a result of these investigations and related legal proceedings. That evidence – far more detailed and extensive than can be pled here – leaves no doubt of the nature and extent of NewsCorp’s hacking and bribery in the U.K., and defendants knowledge of those practices. Police have told the Leveson Inquiry that they believe hacking at NewsCorp and News Int’l papers continued until at least 2009. A lawsuit brought by Kelly Hoppen alleges that News of the World illegally accessed her voicemail between June 2009 and March 2010. Labour MP Tessa Jowell has asked police to investigate a January 2011 hacking attempt. Even News Int’l’s counsel, Rhodri Davies, has tacitly admitted to the Leveson Inquiry that hacking continued past 2007: “I am not going to give any guarantees that there was no phone hacking by or for the News of the World after 2007.”

A.	2005-06: NewsCorp Gets Caught Hacking, and Creates Its “Rogue Reporter” Cover Story

44. NewsCorp’s hacking activities caught Scotland Yard’s attention in the summer of 2005, after News of the World reporter Clive Goodman published stories about Prince Harry visiting a strip club and Prince William pulling a tendon in his knee. Palace security officials suspected the stories arose from stolen voicemails and contacted Scotland Yard to investigate.

45. On August 8, 2006, police arrested Goodman and Mulcaire on suspicion of phone hacking. News of the World and News Int’l immediately claimed that Goodman’s actions were unauthorized, and denied all knowledge of any payments to Mulcaire. Subsequent investigations would reveal that Mulcaire had in fact been paid by News Int’l, and worked with so many journalists there that he considered himself an employee of the organization. On November 29, 2006, Goodman pled guilty to conspiracy to intercept voicemail messages of the royal family.

46. On September 15, 2006 Tom Crone, the chief lawyer for News of the World, sent an e-mail to Coulson, then the editor of the paper, recounting a conversation Crone had with Brooks regarding information she had received from the London Metropolitan Police – i.e., Scotland Yard – regarding its investigation into the royal hacking. The e-mail, which carried the subject line “Strictly private and confidential,” relayed that police were “confident they have Clive [Goodman] and GM [Mulcaire] bang to rights on the Palace intercepts.”

47. Crone’s e-mail, and the underlying conversation it recounts, proves that, by 2006, Brooks had been told by police that they had uncovered evidence of widespread hacking at the paper – and strongly suggests she asked police to refrain from further investigation. Crone’s e-mail (which did not become public until February 2012) begins “[h]ere’s [what] Rebekah told me about info relayed to her by cops:” and then goes on to state that: (i) documents seized from Mulcaire had identified over 100 hacking victims; (ii) “the only payment records they found [to Mulcaire] were from News [Int’l], i.e. the NoW retainer and other invoices; they said that over the period they looked at (going way back) there seemed to be over £lm of payments”; (iii) “the recordings and notes demonstrate a pattern of ‘victims’… replaced by the next one who becomes flavour of the week/month”; (iv) police had tied at least one hacked voicemail message to a story that had appeared in the paper; and (v) police had Mulcaire’s “phone records which show sequences of contacts with News of the World before and after accesses [hacking].”

48. Crone’s e-mail closes by telling Coulson that police were “going to contact RW [Rebekah Wade, Brooks’ maiden name] today to see if she wishes to take it further.” Scotland Yard did not take the investigation further in 2006, and Crone’s e-mail is strong evidence that Brooks asked police not to do so. Just days before the e-mail became public in February 2012, the Independent Police Commission announced that it was investigating a senior Scotland Yard official for passing information about the 2006 phone-hacking inquiry to a News Int’l executive. Other inquiries noted the “revolving door” between News of the World and the public information officer at Scotland Yard, as employees moved back and for the between the two organizations.

49. Among the evidence uncovered and not followed up by Scotland Yard during its 2006 investigation was a June 29, 2005 e-mail from Mulcaire to News of the World reporter Ross Hall (aka Ross Hindley), the nephew of former News of the World editor Phil Hall. The e-mail included a message: “[T]his is the transcript for Neville,” a reference to Neville Thurlbeck, the chief reporter for the News of the World. The now infamous “For Neville” e-mail included a transcription of 35 voice mail messages hacked from the cell phones of Gordon Taylor and Joanne Armstrong, an in- house lawyer at the Professional Footballers’ Association (headed by Taylor).

B.	2007: Hinton Lies to Parliament, Gets Promoted to CEO of Dow Jones

50. On January 26, 2007, Goodman was sentenced to prison for his role in hacking the royal princes’ cell phones. The same day, Coulson resigned as editor of the News of the World, disclaiming all knowledge of phone hacking while taking responsibility for the activities that had taken place under his watch. Shortly thereafter, with assistance from Rupert Murdoch and Brooks, Coulson joined Prime Minister David Cameron’s cabinet.

51. On February 5, 2007, Hinton wrote Goodman to tell him he was being immediately fired as a result of his plea and imprisonment, which, Hinton wrote, “constitutes a very serious breach of your obligations as an employee.” Hinton told Goodman that he would be paid a one- year’s severance even though, given “all the circumstances, we would of course be entitled to make no payment whatever.”

52. On February 7, 2007, Rupert Murdoch told investors, analysts and members of the media on NewsCorp’s quarterly earnings call that “illegal taping by a private investigator… is not part of our culture anywhere in the world. Least of all in Britain.”

53. On March 2, 2007, Goodman sent a letter to Daniel Clarke Esq., the Group Human Resources Director for News Int’l, appealing the termination of his employment. Goodman wrote that the phone hacking he had engaged in had been “carried out with the full knowledge, and support” of others in the organization who Goodman had been asked, and agreed, to protect. Goodman’s letter stated, in part:

ii. The decision [to terminate me] is inconsistent because…1 and other members of staff were carrying out the same illegal procedures. The prosecution

[1]

The letter was produced to Parliament by News Int’l’s attorneys, but the names of the individuals who Goodman claimed knew about phone hacking were redacted when the letter was published in Parliament’s report.

counsel, the counsel for Glen[n] Mulcaire, and the Judge at the sentencing hearing agreed that other News of the World employees were the clients for Mulcaire’s five solo substantive charges. This practice was widely discussed in the daily editorial conference, until explicit reference to it was banned by the Editor [Coulson]. As far as I am aware, no other member of staff has faced disciplinary action, much less dismissal.

iii. My conviction and imprisonment cannot be the real reason for my dismissal. The legal manager, Tom Crone, attended virtually every meeting of my legal team and was given full access to the Crown Prosecution Service’s evidence files. He, and other senior staff of the paper, had long advance knowledge that I would plead guilty. Despite this, the paper continued to employ me.…

iv. Tom Crone and the Editor promised on many occasions that I could come back to a job at the newspaper if I did not implicate the paper or any of its staff in my mitigation plea. I did not, and expect the paper to honour its promise to me.

54. On March 6, 2007, Hinton was called to testify at a hearing of the Culture, Media and Sport Committee of the House of Commons of the U.K. Parliament regarding the recent phone hacking allegations. Hinton told Parliament that “a thorough investigation” by the police and a “rigorous internal inquiry” by the Company had found that Goodman and Mulcaire had acted alone, and that Coulson had no knowledge of their phone hacking:

Q95 Chairman: You carried out a full, rigorous internal inquiry, and you are absolutely convinced that Clive Goodman was the only person who knew what was going on?

Mr Hinton: Yes, we have and I believe he was the only person, but that investigation, under the new editor, continues.

55. In April 2007, Hinton authorized a £90,500 severance payment to Goodman. Between October and December, 2007, Hinton authorized a further £150,000 payment to Goodman including a £90,000 “notice” payment, £40,000 in additional compensation, and £13,000 in legal fees. In a carefully-worded November 2009 letter to Parliament, Brooks suggested that Goodman had been paid only £40,000. This, Parliament concluded in May 2012 after the full amount had been uncovered, “lends weight to the argument that News International had something to cover up; had paid Clive Goodman to remain silent; and had concealed information about the payments from the Committee and others to prevent this [from] being known.”

56. On July 17, 2007, NewsCorp announced that it had reached a tentative agreement to purchase Dow Jones, including the Wall Street Journal. On August 1, 2007, NewsCorp signed a definitive merger agreement to acquire Dow Jones. The acquisition was completed in December 2007. Hinton was immediately appointed CEO of Dow Jones. James Murdoch became a member of NewsCorp’s board and was appointed Chairman and CEO for Europe and Asia. In 2012, a number of key members of the Bancroft family told journalists that they would not have agreed to sell the Wall Street Journal and other assets to NewsCorp if they had known of the hacking allegations at the time the deal was reached in 2007.

C.	2008: Defendants Are Confronted with the “For Neville” E-mail, and Pay Gordon Taylor £1,000,000 to Keep Quiet

57. By 2008, the “For Neville” e-mail, and its implications for defendants’ “rogue reporter” cover story, became widely known by senior executives of News Int’l and NewsCorp as a result of a lawsuit brought by British soccer star and hacking victim Gordon Taylor. The Company’s counsel in Taylor’s lawsuit has testified that he told News Int’l’s general counsel, Crone, about the “For Neville” e-mail in November 2007, and showed him a copy of it in April 2008.

58. On May 12, 2008, the “For Neville” e-mail was included in an amended bill of particulars listing the evidence to be used in Taylor’s lawsuit. On June 3, 2008, Pike sent Crone a legal opinion letter from Michael Silverleaf, QC, stating that Taylor had developed:

overwhelming evidence of the involvement of a number of senior NGN journalists in the illegal enquiries into [redacted in original]. In addition, there is substantial surrounding material about the extent of NGN journalists’ attempts to obtain access to information illegally in relation to other individuals. In the light of these facts there is a powerful case that there is (or was) a culture of illegal information access used at NGN in order to produce stories for publication. Not only does this mean that NGN is virtually certain to be held liable to Mr Taylor, to have this paraded at a public trial would, I imagine, be extremely damaging to NGN’s public reputation.

59. On June 7, 2008, at 12:30 p.m., Crone wrote to Colin Myler, then the editor of the News of the World, to explain the implications of the “For Neville” e-mail, and the voicemails it transcribed, on Taylor’s case. Crone told Myler that the Company’s defense would have to “accept that we knew of and made use of the voicemail information Mulcaire acquire[d] between Feb[ruary] and July 2005.” Crone warned Myler of a “further nightmare scenario in this, which is that several of those voicemails on the Ross Hindley e-mail were taken from” one of Taylor’s lawyers, who might also bring suit.

60. Crone’s e-mail to Myler included one he had received the prior evening, June 6, 2008, from Pike which recounted how Taylor wants to demonstrate that what happened to him is/was rife throughout the organisation. He wants to correct the paper telling Parliamentary enquiries that this was not happening when it was [NGN’s line having been there was a rogue trader in CG].2

While Lewis [Taylor’s lawyer] had not taken instructions on exactly how much Taylor now wanted following the Part 36 350k offer of Tuesday, he said Taylor had previous made clear that what he wanted if he were to keep the matter confidential was seven-figures plus indemnity costs.

[2]	Bracketed text in original.

61. Two hours after receiving Crone’s e-mail, Myler forwarded it to James Murdoch, including both Crone’s and Pike’s messages and adding the following note:

James

Update on the Gordon Taylor (Professional Football Association) case.

Unfortunately it is as bad as we feared.

The note from Julian Pike of Farrer’s is extremely telling regarding Taylor’s vindictiveness.

It would be helpful if Tom Crone and I could have five minutes with you on Tuesday.

Colin

62. Three minutes after sending that e-mail, James Murdoch responded: “No worries. I am in during the afternoon. If you want to talk before I’ll be home tonight after seven and most of the day tomorrow.”

63. On June 10, 2008, James Murdoch authorized a payment of nearly £1,000,000 to Taylor and his lawyers, on the condition that the settlement (and the “For Neville” e-mail) be kept confidential. The Taylor settlement was not publicly disclosed by NewsCorp or News Int’l, nor was any effort made to retract or correct the false testimony Hinton had recently provided to Parliament.

64. Crone has testified to Parliament (in September 2011) that James Murdoch authorized the settlement with Taylor after being told about the “For Neville” e-mail: “For the first time he realised that the News of the World was involved and that involvement involved people beyond Clive Goodman. On that basis, he authorised a settlement.”3 Crone testified that the e-mail “was the reason that we had to settle” the Taylor case. Myler has similarly testified that the e-mail “meant that it was clear that News of the World had a wider involvement, and therefore we had to get out of it.”

[3]	Crone later testified (in December 2011) that he had also shown James Murdoch a copy of the Silverleaf opinion before the settlement was approved. In his own prior testimony to Parliament in July 2011, James Murdoch had attempted to deny that he had seen the “For Neville” e-mail before approving the settlement. Murdoch’s lie was met with a terse and unambiguous statement issued by Crone and Myler: “Just by way of clarification relating to Tuesday’s Culture, Media Select Committee hearing, we would like to point out that James Murdoch’s recollection of what he was told when agreeing to settle the Gordon Taylor litigation was mistaken. In fact, we did inform him of the ‘for Neville’ e-mail which had been produced to us by Gordon Taylor’s lawyers.”

65. NewsCorp Board Member Thomas Perkins would later admit that the settlement was approved by the Company’s Board of Directors following a briefing on the allegations. “We’ve known about the phone hacking for a long time,” Perkins said on July 18, 2011. “The board did discuss this several times two or three years ago, maybe earlier.… We all felt it was inexcusable for sure. We paid some money out, fired some people and we thought we’d fixed it.”

D.	2009: NewsCorp Reaffirms Hinton’s Lies, Presents More False Testimony to Parliament

66. On July 8, 2009 – just two weeks after Brooks became CEO of News Int’l – the Guardian published an article breaking the news about NewsCorp’s settlement with Taylor. Rupert Murdoch immediately denied the settlement, telling the media: “If that would have happened, I would have known about it.” Neverthless, the Culture, Sport and Media Committee announced that it would re-open Parliament’s inquiry into phone hacking.

67. On July 9, 2009, NewsCorp issued a press release disputing the Guardian’s article and reaffirming the false testimony Hinton had given to Parliament in 2007. The same day, John Yates, the assistant commissioner for Scotland Yard – and a frequent dining companion of (and presumed informant to) Brooks – called a press conference to state that “No additional evidence has come to light since this case [was] concluded.” Regardless of the Guardian article, Yates said, “no further investigation is required.” Yates told reporters that Goodman and Mulcaire had only targeted “a small group of individuals,” all of whom had already been notified that their cell phones had been hacked. Yates, who was forced to resign in July 2011 as a result of the hacking scandal, would later admit that Scotland Yard had no credible explanation for failing to follow up on the evidence it seized in 2006, or conduct an adequate investigation when the issue came up again in 2009.

68. On July 10, 2009, NewsCorp issued a second press release categorically denying the allegations in the Guardian report, in which it told investors and the public that an “incredibly thorough” investigation had been conducted by the police and the Company, that “all relevant documents and all available evidence” had been seized from Goodman and Mulcaire, and that there was no basis for the assertion that phone hacking extended beyond those two individuals:

From our own investigation, but more importantly that of the police, we can state with confidence that, apart from the matters referred to above, there is not and never has been evidence to support allegations that:

•	News of the World journalists have accessed the voicemails of any individual.

•	News of the World or its journalists have instructed private investigators or other third parties to access the voicemails of any individuals.

•	There was systemic corporate illegality by News International to suppress evidence.

It goes without saying that had the police uncovered such evidence, charges would have been brought against other News of the World personnel. Not only have there been no such charges, but the police have not considered it necessary to arrest or question any other member of News of the World staff.

69. On July 10, 2009, Brooks also sent a letter to Parliament rejecting the phone hacking allegations and asserting that the Guardian had “substantially and likely deliberately misled the British public” for commercial advantage. Brooks told Parliament that Crone and Myler would appear before Parliament to “refute [the] allegations that illegal phone tapping was a widespread practice at the paper.”

70. On July 21, 2009, Crone, Myler and Coulson all testified before Parliament and falsely asserted that a complete investigation into allegations of phone hacking had occurred and no evidence had surfaced to suggest that anyone other than Goodman was implicated in the practice. Myler testified that “No evidence or information had emerged to suggest to senior executives at

News International that others at the News of the World knew of these activities or were complicit in them.” Crone testified that “[a]t no stage during their investigation or our investigation did any evidence arise that the problem of accessing by our reporters, or complicity of accessing by our reporters, went beyond the Goodman/Mulcaire situation.” Coulson testified that “there is no evidence” to support the allegations in the Guardian article, that “Clive was a rogue case on the News of the World,” and that “I never condoned the use of phone hacking and nor do I have any recollection of incidences where phone hacking took place.” Coulson also testified that he had seen no evidence that News of the World or any member of its staff had ever paid a police officer for information.

71. On September 15, 2009, Hinton again testified before Parliament and reaffirmed the accuracy of his 2007 testimony. Hinton testified that the phone hacking probe had continued since his prior testimony, and that Myler had gone through thousands of e-mails to determine whether phone hacking extended beyond Goodman. “[T]here was never any evidence delivered to me that suggested that the conduct of Clive Goodman spread beyond him.” Hinton also assured Parliament that such practices had been eradicated, testifying that Rupert Murdoch had been “very concerned about” the Goodman case, and “if anyone were found conducting themselves the way that Clive Goodman did, first of all, I think it is highly unlikely, but if they did, yes, there would be no question” but that Murdoch would direct his editors to take responsibility to make sure that such practices were “completely eradicated.”

72. Instead of eradicating the misconduct, however, NewsCorp set out to eradicate the evidence of its occurrence. In November 2009, News Int’l adopted a policy that required all e-mails more than two years old to be permanently destroyed and deleted from its electronic systems. According to evidence produced in a 2012 court case, the express aim of the policy was to “eliminate in a consistent manner” e-mails “that could be unhelpful in the context of future litigation.”

E.	2010-11: NewsCorp is Confronted with Evidence of Widespread Phone Hacking, but Continues to Falsely Deny Phone Hacking Charges

73. In March 2010, News Int’l paid Max Clifford £1 million for a confidential settlement of his phone hacking lawsuit. Clifford later told Parliament that his settlement had been personally approved by Brooks.

74. In October 2010, News Int’l destroyed all of the computers used by its journalists, including a machine used by a reporter who had been named in a phone hacking lawsuit brought by actress Sienna Miller, and which the Company was under a legal obligation to preserve. Court records filed in Miller’s lawsuit also reportedly show that responsive emails were deleted in the days following a September 6, 2010 written preservation request from Miller’s lawyers. A September 9, 2010 e-mail from one of the company ’s IT employees reportedly reflects that the deletions were part of a deliberate cover-up made to appear as an ordinary business practice: “There is a senior NI management requirement to delete this data as quickly as possible but it need[s] to be done within commercial boundaries.” Upon reviewing this and other evidence showing the deliberate destruction of evidence, Justice Sir Geoffrey Vos, who is overseeing the claims of hacking victims against News Int’l, concluded at a January 20, 2012 hearing in London that this “startling” misconduct had resulted from “a previously conceived plan to delete emails [that] was put into effect at the behest of senior management.” Based on this evidence, Justice Vos found that News Int’l “is to be treated as deliberate destroyers of evidence.”

75. At the same time that this deliberate destruction of e-mails was ongoing, Rupert Murdoch told shareholders during NewsCorp’s annual meeting on October 15, 2010, that there was no evidence of phone hacking beyond the single “incident more than 5 years ago.… There have been two Parliamentary inquiries which have found no further evidence of any other thing at all.”

76. On December 23, 2010, News of the World editor Ian Edmondson was suspended for his involvement in the hacking scandal.

77. On July 19, 2011, with Rupert Murdoch by his side, James Murdoch admitted to Parliament that by “late 2010” NewsCorp had been made aware of evidence that revealed phone hacking was much more widespread than defendants had previously acknowledged:

The statement [on July 7, 2011] around the closure of the News of the World newspaper, where I stated that we – the company – had not been in full possession of the facts when certain statements were made to this Committee, was referring to the emergence of new facts, largely that came about at the end of 2010, as the due process of a number of civil trials reached the point where document disclosure and evidence disclosure made it apparent to the company and to myself at that time that indeed there was reason to believe that potentially more people had been involved in News of the World illegal voicemail interceptions from before. That was new evidence or new information at the time, which postdated the 2009 hearings and that is what I was referring to.

Subsequent to our discovery of that information in one of the civil trials at the end of 2010, which I believe was the Sienna Miller case – a civil trial around illegal voicemail interceptions – the company immediately went to look at additional records around the individual involved. We alerted – the company alerted the police, who restarted on that basis the investigation that is now under way, and since then the company has admitted liability to victims of illegal voicemail interceptions, has apologised unreservedly, which I repeat today, to those victims, and the company also set up a compensation scheme independently managed by a former High Court judge to be able to deal with legitimate claims from victims of those terrible incidents of voicemail interceptions.

78. Under further questioning, James Murdoch reiterated that the information NewsCorp was confronted with during the 2010 lawsuits had “widened the circle definitively, or at least made it very apparent that … the circle was wider than the two individuals, Mr Goodman and Mr. Mulcaire.”

79. Brooks similarly testified, on July 19, 2011, that the Company had begun to realize that phone hacking extended beyond Goodman “in 2009, when the Gordon Taylor story appeared in

The Guardian, I think that that is when information unravelled, but very, very slowly.… It was only when we saw the Sienna Miller documentation [in 2010] that we realised the severity of the situation.”

80. After considering this testimony and evidence, Parliament concluded that the only thing the Company had realized at the end of 2010 was that its rogue reporter cover story could no longer stand up. As a result, NewsCorp had embarked on a calculated campaign of damage control to slowly admit the truth while containing the impact on its business as best it could:

As for corporate culture, James Murdoch’s characterisation of the epiphany moment in December, 2010 – when they allegedly realised that the ‘one rogue reporter’ defence could not be true and leapt into action – is also at odds with the company’s behaviour afterwards. Despite contacting the police – and suspending and sacking a senior member of staff – the organisation continued to maintain that no more of its journalists had been involved with Glenn Mulcaire in its defence to Sienna Miller’s claim several weeks later in February, 2011.

Far from having an epiphany at the end of 2010, the truth, we believe, is that by spring 2011, because of the civil actions, the company finally realised that its containment approach had failed, and that a ‘one rogue reporter’ – or even ‘two rogue journalists’ – stance no longer had any shred of credibility. Since then, News Corporation’s strategy has been to lay the blame on certain individuals, particularly Colin Myler, Tom Crone and Jonathan Chapman, and lawyers, whilst striving to protect more senior figures, notably James Murdoch. Colin Myler, Tom Crone and Jonathan Chapman should certainly have acted on information they had about phone hacking and other wrongdoing, but they cannot be allowed to carry the whole of the blame, as News Corporation has clearly intended. Even if there were a ‘don’t ask, don’t tell’ culture at News International, the whole affair demonstrates huge failings of corporate governance at the company and its parent, News Corporation.

The history of the News of the World at hearings of the Committee is a long one, characterised by “collective amnesia” and a reluctance fully and fairly to provide the Committee with the information it sought. News International has repeatedly stonewalled, obfuscated and misled and only come clean, reluctantly, when no other course of action was sensible and when its wider commercial interests were threatened. In Rupert Murdoch’s own words to the Leveson inquiry, News Corporation in the UK mounted a cover-up.

In any company, the corporate culture comes from the top. In the case of the News of the World this is ultimately the American parent company of News International, News Corporation and its chairman and chief executive, Rupert

Murdoch. Rupert Murdoch has repeatedly claimed that News Corporation has a zero tolerance approach towards wrongdoing. He stated this, indeed, long before he gave evidence to the committee, when he gave the inaugural Thatcher Lecture in London on 21 October 2010: “we will not tolerate wrongdoing” he told his audience. He also made similar statements at the annual general meeting of News Corporation in Los Angeles in October 2011 when, in relation to phone-hacking, he said there was “no excuse for such unethical behaviour” at the company and that staff had to be “beacons for good, professional and ethical behaviour.”

*        *        *

On the basis of the facts and evidence before the Committee, we conclude that, if at all relevant times Rupert Murdoch did not take steps to become fully informed about phone-hacking, he turned a blind eye and exhibited wilful blindness to what was going on in his companies and publications. This culture, we consider, permeated from the top throughout the organisation and speaks volumes about the lack of effective corporate governance at News Corporation and News International. We conclude, therefore, that Rupert Murdoch is not a fit person to exercise the stewardship of a major international company.

VI. DEFENDANTS’ FRAUDULENT STATEMENTS, OMISSIONS & COURSE OF BUSINESS PRIOR TO THE CLASS PERIOD, WHICH REMAINED ALIVE AND UNCORRECTED DURING THE CLASS PERIOD

81. From 2006 through 2010, NewsCorp, News Int’l and their representatives, including each of the Individual Defendants named here, repeatedly and falsely asserted that prior extensive investigations by the Company and by police had conclusively established that phone hacking was limited in scope and had resulted from unauthorized activities of a single rogue reporter and investigator – Goodman and Mulcaire. At no time prior to the Class Period did defendants reveal the extent to which the Company had engaged in such activities in the past, admit to or acknowledge the falsity of their prior testimony and public statements about phone hacking and bribery, or otherwise seek to correct, alter or retract the false and misleading statements and material omissions alleged herein.

A.	NewsCorp’s Standards of Business Conduct

82. NewsCorp regularly published “Standards of Business Conduct” on the Corporate Governance portion of its website. In July 2006, NewsCorp adopted a Standard of Business

Conduct (the “2006 Standards”) that remained on its website, unaltered, and in effect until May 2011 when NewsCorp published a new version (the “2011 Standards”).4 Both sets of Standards were regularly publicized by NewsCorp and its subsidiaries, and were published on NewsCorp’s website during the time period in which they were effective. Through these mechanisms, the Standards were communicated to and relied upon by investors, lawmakers, members of the media and members of the general public.

83. On their face, the Standards purported to describe conduct at NewsCorp and all of its subsidiaries and their business units including, as pertinent herein, News Int’l, News of the World, the Sun and the Times, and their respective management and employees. For example, the 2006 Standards provided:

These Standards have been adopted by the Board of Directors of the Company and shall apply to the Company, its subsidiaries and divisions and their directors, officers and employees. Accordingly, references to the Company shall include its subsidiaries and divisions. References to the Company’s General Counsel shall refer to the General Counsel, Head of Legal Affairs or Secretary, as applicable, of the company that employs the applicable employee.

84. Compliance with the Standards was highly material to the Company’s success and, therefore, to investors. For example, the 2011 Standards warned employees that “[o]ur credibility is at the core of our success.” The 2011 Standards went on to state “[t]he Company’s reputation is one of our most valuable assets. Therefore, we are always careful to be sure that we don’t do anything that would harm that reputation, or that would otherwise bring the Company into disrepute.”

[4]	The 2006 Standards and 2011 Standards are collectively referred to herein as the “Standards.”

85. Whenever questions about NewsCorp’s actions surfaced, including allegations of phone hacking or bribery, defendants responded in part by claiming that such activities did not regularly occur and, if they did, they were contrary to well-established and strongly-enforced Company policies. The Standards published on NewsCorp’s website lent false credibility to these assurances, including assurances that reported incidents of illegal or unethical behavior by NewsCorp employees had not resulted from actions that had been directed, approved, authorized or ratified by the management of the Company or of the subsidiaries and publications where reported misconduct had occurred.

86. The 2006 Standards made the following false and misleading assertions regarding the Company’s business practices, which were contrary to the practices it was engaged in during the time that the 2006 Standards were adopted, in force, and published on NewsCorp’s website:

(a)	“News Corporation (the “Company”) has a firmly established policy of conducting its affairs in compliance with all applicable laws and regulations and observing the highest standards of business ethics. Integrity, honesty, forthrightness and fairness are of primary importance in all business relationships involving the Company.”

(b)	“Any employee who shall be found to have violated these Standards may be subject to immediate disciplinary action, including reassignment, demotion or, when appropriate, dismissal. Legal proceedings may also be commenced against such individual to recover the amount of any improper expenditures, any other losses that the Company may have incurred or other appropriate relief.”

(c)	“The Company’s assets are to be used only for proper purposes both during and following employment with the Company. Examples of improper uses include unauthorized taking or use of corporate property or other resources, and the disbursement of corporate funds, directly or indirectly, for any form of payment that is illegal or otherwise not in accordance with Company policy.”

(d)	“No payment shall be made to, or for the benefit of, any public official in order to induce or entice such official to: enact, defeat or violate any law or regulation for the Company’s benefit; influence any official act; or obtain any favorable action by a governmental agency or official on behalf of the Company.”

(e)	“Gifts of greater than nominal value to, or lavish entertainment of, public officials are prohibited. No gifts in the form of cash, stock or other similar consideration shall be given, regardless of amount.”

(f)	“The Company does not permit or condone the use or receipt of bribes, kickbacks, or any other illegal or improper payments or transfers in the transaction of its business. The use of any outside consultant, attorney, accountant, or agent in any manner or for any purpose that would be contrary to this prohibition will not be permitted.”

87. The 2006 Standards were published on NewsCorp’s website and were from time to time described in other NewsCorp publications and statements, including in each of NewsCorp’s annual Reports on Form 10-K for fiscal years 2006, 2007, 2008, 2009 and 2010, as well as each of the proxy statements it issued for those years. See NewsCorp, Annual Report (Form 10-K for fiscal-year ending June 30, 2006) (filed August 23, 2006); NewsCorp, Annual Report (Form 10-K for fiscal-year ending June 30, 2007) (filed August 23, 2007); NewsCorp, Annual Report (Form 10-K for fiscal-year ending June 30, 2008) (filed August 13, 2008); NewsCorp, Annual Report (Form 10-K for fiscal-year ending June 30, 2009) filed on August 12, 2009; NewsCorp, Annual Report (Form 10-K for fiscal-year ending June 30, 2010) (filed August 6, 2010); NewsCorp, Definitive Proxy Statement (Schedule 14A) (filed September 7, 2006); NewsCorp, Definitive Proxy Statement

(Schedule 14A) (filed September 6, 2007); NewsCorp, Preliminary Proxy Statement (Schedule 14A) (filed July 25, 2008); NewsCorp, Definitive Proxy Statement (Schedule 14A) (filed August 19, 2008); NewsCorp, Definitive Proxy Statement (Schedule 14A) (filed August 20, 2009); NewsCorp, Definitive Proxy Statement (Schedule 14A) (filed August 31, 2010).

88. As a result, the 2006 Standards became widely available to and were relied upon by investors and reflected in the market price for NewsCorp common stock.

B.	2Q07 Earnings Call – February 7, 2007

89. On February 7, 2007 – two weeks after News of the World reporter Clive Goodman was imprisoned for his role in the phone hacking scandal – NewsCorp hosted a conference call to discuss the Company’s 2Q07 financial results with institutional investors and analysts. Defendant Rupert Murdoch participated in the call, along with three other Company executives. Analysts representing 11 major Wall Street brokerage houses and journalists representing ten major media organizations also participated in and asked questions during the conference call. The call was publicized in advance by the Company. Written transcripts of the call were also published and disseminated by Thomson Reuters and other sources. The contents of the call were reported by news organizations, including NewsCorp publications, and discussed in analyst reports and on the Internet. As a result, the information communicated on the call became widely available to investors and reflected in the market price for NewsCorp securities.

90. During the call, a media representative asked Rupert Murdoch about Goodman’s arrest, and the following exchange occurred:

Chris Tryhorn – Media Guardian – Media

Mr. Murdoch, hello.

I just wanted to ask you about the recent sentencing of Clive Goodman, the News World journalist for hacking into phone messages. Some people suggest that that’s the tip of the iceberg in terms of a general newspaper culture including newspapers that use international. What would you say to that and getting the right procedures in place to stop that kind of thing happening again?

Rupert Murdoch – News Corporation Limited – Chairman, CEO

If you’re talking about an illegal taping by a private investigator, that is not part of our culture anywhere in the world. Least of all in Britain.

Chris Tryhorn – Media Guardian – Media

And do you think there’s adequate protection to stop that happening again?

Rupert Murdoch – News Corporation Limited – Chairman, CEO

Absolutely. I think every newspaper is making very close examinations of how they’re operating.

91. Murdoch’s comments on the call were disseminated further by NewsCorp and other news organizations, including as the result of articles published in FD (Fair Disclosure) Wire and the Guardian Unlimited on February 7, 2007, and in The Observer (England) on February 11, 2007. As a result, Murdoch’s contention that “illegal taping by a private investigator [was] not part of [NewsCorp’s] culture anywhere in the world [and] [l]east of all in Britain” became widely available to and was relied upon by investors and reflected in the market price for NewsCorp common stock.

C.	Testimony to Parliament – March 6, 2007 (Hinton)

92. On March 6, 2007, the Culture, Media and Sport Committee of the House of Commons of the U.K. Parliament conducted a public hearing to investigate the circumstances giving rise to Goodman’s arrest for phone hacking, along with other recent incidents that had caused lawmakers to consider the effectiveness of self-regulation policies by the press to protect targets of newsgathering from unwarranted harassment. The report of the Committee, including testimony and evidence submitted, was published on July 3, 2007.

93. Hinton, then the Executive Chairman of News Int’l, provided the following testimony to Parliament, in which he falsely asserted that Goodman was the only reporter to have engaged in phone hacking, that Goodman’s conduct was not known to News of the World’s editors or News Int’l’s management, and that both News Int’l and the police had conducted wide-ranging and thorough investigations that had substantiated these assertions:

Q90 Chairman: Les, can I come back to the Goodman case? The official version of events appears to be that Clive Goodman broke the law and has paid the penalty for doing so; that his editor was unaware that he broke the law but nevertheless took responsibility, because he was the editor, and resigned; and that is the end of it. Can you tell us what investigations you carried out to determine whether or not anybody else was aware of what Clive Goodman was doing?

Mr Hinton: First of all, the police obviously carried out pretty thorough investigations, and the result of their investigation was the charge against Clive and against the private detective. Clive went to prison; the News of the World paid a substantial amount to charities nominated by Prince Harry, Prince William and the editor, who told me he had no knowledge of this activity but felt that, since it had happened on his watch, he should take his share of the responsibility, and he resigned. The new editor has been given a very clear remit to make certain that everything is done in the form of seminars and meetings. We were already doing this kind of thing in the past with all our newspapers. It has been reemphasised. They are all attending. There is mandatory attendance at seminars, understanding the law and understanding the limits; understanding that, in the event that there is a judgment that the public interest might warrant some stepping over the line, it has to be authorised by the editor at the very least. That is all being done now. I believe absolutely that Andy did not have knowledge of what was going on. However, he is no longer the editor and what matters now is that we have to start somewhere. What we are doing now is a very rigorous programme to make sure that the conduct of the journalists there is as impeccable as it reasonably can be expected to be.

Q91 Chairman: I commend what you are doing now, but Clive Goodman was paying for some of this information. Those cheques presumably required approval, did they not, from somebody else?

Mr Hinton: There were actually two issues involved in the Goodman case. There had been a contract with Glenn Mulcaire, during which he was carrying out activities which the prosecutor and the judge accepted were legitimate investigative work. There was a second situation where Clive had been allowed a pool of cash to pay to a contact in relation to investigations into Royal stories. That, the Court was told, was where the money came from and the detail of how he was using that money was not known to the editor. That is not unusual for a contact, when you have a trusted reporter – which Clive was – to be allowed to have a relationship which can lead to information and which involves the exchange of money. That is what happened in that case.

*    *    *

Q95 Chairman: You carried out a full, rigorous internal inquiry, and you are absolutely convinced that Clive Goodman was the only person who knew what was going on?

Mr Hinton: Yes, we have and I believe he was the only person, but that investigation, under the new editor, continues.

94. Other witnesses also told Parliament that Goodman had acted alone, while Hinton sat silently by and did nothing to correct their misstatements. This included testimony from Paul Horrocks, the editor of the Manchester Evening News and the President of the (British) Society of Editors, who appeared on the same witness panel, and testified at the same time, as Hinton. Horrocks testified that “the Goodman case… was a one-off,” and then went on to falsely assure Parliament that phone hacking was not widespread:

I do not believe that this is widespread activity. In my career, I have not come across this in a widespread way. Of course, there will always be people who go beyond what is acceptable, but in this case the law dealt with Goodman. The Code would have dealt with Goodman. The fact is, the law worked; and, if this was so widespread, why are there not more prosecutions? Why are not more people coming forward to make those sorts of complaints? In my four years on the PCC I can only recall one adjudication in favour of the complainant, where somebody had intercepted telephone messages. One case in four years. It is not widespread. We are not saying that it does not go on, but it is not widespread.

95. Horrock’s testimony lent additional credibility to Hinton’s claims that Goodman and Mulcaire had acted alone. Hinton made no effort to correct Horrock’s mistaken testimony, despite appearing on the same witness panel with him and having ample opportunity to do so.

96. Hinton’s and Horrock’s testimony was reported by the media, published by Parliament and relied upon by investors, and therefore became reflected in the market price for NewsCorp common stock.

D.	NewsCorp Press Releases – July 9 and 10, 2009

97. On June 23, 2009, NewsCorp announced Brooks’ appointment as CEO of News Int’l. In a NewsCorp press release issued that day, both Rupert and James Murdoch roundly praised Brooks (then known by her maiden name, Wade) and her professional accomplishments:

Ms Wade has been Editor of The Sun, the UK’s most popular newspaper, for over six years. Prior to that, she spent three years as Editor of the UK’s leading Sunday tabloid, News of the World. A new Editor of The Sun will be announced later in the summer.

Announcing Ms Wade’s appointment, James Murdoch said: “Rebekah combines enormous editorial talent with commercial and strategic creativity at the highest level. I know that in this new role she will make a huge contribution to the business of journalism and to News Corporation’s continued role as a pacesetter in this incredible business.”

Ms Wade said: “Our titles are among the best in the world thanks to an unrelenting focus on high quality journalism that connects with its readers. At such a crucial time for the newspaper industry, I am honoured to have the opportunity to work with the exceptional team here and believe that we have an exciting future.”

Rupert Murdoch, Chairman and Chief Executive Officer, News Corporation, said: “Rebekah is a great campaigning editor who has worked her way up through the company with an energy and enthusiasm that reflects true passion for newspapers and an understanding of the crucial contribution that independent journalism makes to society. Her promotion reflects the importance of journalism to this business.

“News International has set a clear course, having reinvented itself with a new commercial structure and a commitment to investing in its journalism to deliver market share gains. I am confident that we have the right team to lead News International as we develop a new model for our industry. Personally, I’m thrilled that Rebekah’s energetic leadership will be felt even more widely in the company.”

98. Just weeks later, on July 8, 2009, the Guardian, a direct competitor of News of the World and other News Int’l newspapers, published an article purporting to describe how NewsCorp had paid £1 million to phone hacking victims, including Gordon Taylor, to prevent them from publicly revealing involvement of NewsCorp journalists in phone hacking and other illegal newsgathering activities. The article quoted unnamed sources who purportedly claimed that Scotland Yard had found evidence that thousands of phones had been hacked at the behest of journalists working for News of the World and The Sun.

99. Defendants immediately set about on a plan to discredit the Guardian article, including by reiterating their false claims that Goodman was the only person involved in phone hacking, and denying that there was any evidence to support reports to the contrary. Defendants’ false denials of the accuracy of the Guardian article were designed to, and did, call the reliability of the article and its sources into doubt, thereby preventing investors and other members of the public from learning the truth about the extent of NewsCorp’s illegal activity and the risks those activities presented to the Company’s business and reputation.

100. On July 9, 2009, NewsCorp issued a press release reaffirming the false testimony Hinton had given to Parliament in 2007. The release was intended to, and did, perpetuate the false and misleading cover story that the misconduct had stopped, that Goodman and Mulcaire had acted alone, and that there was no evidence to implicate any other reporters or editors in their misconduct, much less to suggest that management of the newspapers or their parent companies were aware of it:

News International Statement on Guardian Article – 7/09/2009

July 9, 2009 – News International is prevented by confidentiality obligations from discussing certain allegations made in the Guardian newspaper today.

However, in light of the assertions about activities of News of the World journalists, News International would like to set out the following chronology of events and the Company’s response to them.

May 2006: The Information Commissioner published a report entitled “What Price Privacy?” This outlined the use of private investigators by the media, insurance companies, solicitors and local authorities in order to obtain personal information during the period from early 2001 to early 2003.

December 2006: The Information Commissioner published a follow-up to his report of May 2006. This contained a list of 31 newspapers and magazines said to have used private investigators to obtain confidential information, which included titles from Associated Newspapers, Trinity Mirror, News International, Guardian Media Group and others. The Information Commissioner reaffirmed the right to obtain confidential information to prevent or detect crime or in the course of genuine investigatory journalism that can be justified in the public interest. These reports were examined in depth and attracted significant press coverage following their publication.

August 2006: News of the World journalist Clive Goodman and Glen Mulcaire, a private investigator, were arrested and charged with illegal interception of communications under the Regulation of Investigatory Powers Act 2000. This followed a police investigation with which News International fully cooperated.

January 2007: Clive Goodman was sentenced to four months in prison and Glen Mulcaire received a sentence of six months in prison. Andy Coulson, the Editor of the News of the World, resigned taking ultimate responsibility. Colin Myler was subsequently appointed the new Editor of the News of the World.

February 2007: Colin Myler wrote to every member of staff on the newspaper clearly setting out the conduct expected of journalists as employees and subsequently implemented a sustained compliance programme along the following principles:

•	All journalists must operate within the law

•	All journalists must adhere to the PCC Code of Conduct as set out in their contracts of employment

•	Every member of staff has a duty to represent the News of the World in a professional manner

•	All journalists attended regular training seminars on legal and PCC issues.

March 2007: Les Hinton, then Executive Chairman of News International, appeared before the Culture Media and Sport Select Committee. Mr Hinton testified that, to the best of his knowledge, following internal investigations, Goodman was acting alone.

Since February 2007, News International has continued to work with its journalists and its industry partners to ensure that its journalists fully comply with both the relevant legislation and the rigorous requirements of the PCC’s Code of Conduct. At the same time, we will not shirk from vigorously defending our right and proper role to expose wrongdoing in the public interest.

101. On July 10, 2009, NewsCorp issued a second press release, in which it unequivocally denied that phone hacking had extended beyond Goodman, falsely reaffirmed the strength of the prior investigation into such claims, and strongly denied the accuracy of the Guardian’s account:

News International Statement on Guardian Article – 7/10/2009

July 10, 2009 – News International has delayed making this detailed statement until all relevant facts have been analysed and checked internally and externally.

News International has completed a thorough investigation into the various allegations made since the Guardian story broke on Wednesday. This investigation augmented a similar process here following the arrest of private investigator Glen Mulcaire and News of the World journalist Clive Goodman in August 2006.

Perhaps more significantly, the police investigation into Glen[n] Mulcaire and Clive Goodman began in 2005, nine months before the two men were arrested. Prior to arrest the police conducted live monitoring of both men’s activities and also kept the News of the World activity in this area under investigation. The raids on Mulcaire’s premises, on Goodman’s premises and on the News of the World office seized all relevant documents and all available evidence. The police investigation continued after the arrests and all relevant activity was studied and analysed in the context of identifying unlawfulness/criminality. The police investigation was incredibly thorough.

Apart from matters raised in the Mulcaire and Goodman proceedings, the only other evidence connecting News of the World reporters to information gained as a result of accessing a person’s voicemail emerged in April 2008, during the course of the Gordon Taylor litigation. Neither this information nor any story arising from it was ever published. Once senior executives became aware of this, immediate steps were taken to resolve Mr. Taylor’s complaint.

From our own investigation, but more importantly that of the police, we can state with confidence that, apart from the matters referred to above, there is not and never has been evidence to support allegations that.

•	News of the World journalists have accessed the voicemails of any individual.

•	News of the World or its journalists have instructed private investigators or other third parties to access the voicemails of any individuals.

•	There was systemic corporate illegality by News International to suppress evidence.

It goes without saying that had the police uncovered such evidence, charges would have been brought against other News of the World personnel. Not only have there been no such charges, but the police have not considered it necessary to arrest or question any other member of News of the World staff.

Based on the above, we can state categorically in relation to the following allegations which have been made primarily by the Guardian and widely reported as fact by Sky News, BBC, ITN and others this week:

•	It is untrue that officers found evidence of News Group staff, either themselves or using private investigators, hacking into “thousands” of mobile phones.

•	It is untrue that apart from Goodman, officers found evidence that other members of News Group staff hacked into mobile phones or accessed individuals’ voicemails.

•	It is untrue that there is evidence that News Group reporters, or indeed anyone, hacked into the telephone voicemails of John Prescott.

•

It is untrue that “Murdoch journalists” used private investigators to illegally hack into the mobile phone messages of numerous public figures to gain unlawful access to confidential personal data, including: tax records, social security files, bank statements and itemised phone bills.

•	It is untrue that News Group reporters have hacked into telephone voicemail services of various footballers, politicians and celebrities named in reports this week.

•	It is untrue that News of the World executives knowingly sanctioned payment for illegal phone intercepts.

All of these irresponsible and unsubstantiated allegations against News of the World and other News International titles and its journalists are false.

102. The July 9 and 10 press releases were widely disseminated in articles and broadcasts published by NewsCorp and other news organizations. See, e.g., Aaron O. Patrick, News Corp. Denies Paper’s Allegations, The Wall Street Journal, July 11, 2009 (“News Corp. issued a detailed rebuttal Friday to allegations that two of its U.K. tabloids used dubious and possibly illegal tactics to obtain personal information about high-profile figures, describing the reports as ‘irresponsible and unsubstantiated.’ In a three-page statement issued through its U.K. newspaper arm, News International, News Corp. denied most aspects of the allegations raised in London’s Guardian newspaper.”); see also Lawmakers, celebrities targeted in alleged phone-hacking scandal,

CNN.com, July 9, 2009; Prosecutors to review British tabloid phone-hacking evidence, Agence France Presse, July 9, 2009; Meera Selva, Lawyer says victims of phone hacking could sue, Associated Press, July 10, 2010; Karla Adam, Murdoch Reporters Accused of Spying; U.K. Staffers Tapped Phones, Paper Says, Washington Post, July 10, 2009; Top Prosecutor Probes Phone Hacking Claims, Press Association Mediapoint, July 10, 2009.

103. The information reported in the press releases was also reported and republished in research reports by Wall Street analysts, on investor websites and blogs, and in other sources of information for investors. As a result, the press releases became widely available to and were relied upon by investors and reflected in the market price for NewsCorp common stock.

104. Also on July 10, 2009, defendant Brooks sent a letter to John Whittingdale, the Chairman of the Culture, Media and Sport Select Committee. Brooks told Whittingdale that Myler and Crone would appear before Parliament on News Int’l’s behalf to provide further testimony regarding the allegations of phone hacking, and then went on to write:

As an editor and executive, Mr. Myler welcomes the opportunity to outline the rigorous and sustained compliance programme that is in place at the News of the World and to refute allegations that illegal phone tapping was a widespread practice at the paper.

The Guardian coverage, we believe, has substantially and likely deliberately misled the British public. It is rushing out high volumes of coverage and repeating allegations by such sources as unnamed Met officers implying that “thousands” of individuals were the object of illegal phone hacking, an assertions that is roundly contradicted by the Met Commissioner’s statement yesterday.

105. Brooks’ letter was intended to, and did, become public. The letter was widely reported in the worldwide media, and in other sources of information for investors.5 As a result, Brooks’ letter became widely available to, and was relied upon by, investors and became reflected in the market price for NewsCorp common stock.

[5]	See, e.g., Lewis Smith & Andy McSmith, Phone hacking allegations are irresponsible, says Wade; News International says accusations are untrue and misleading the public, The Independent, July 11, 2009 (“In a letter to John Whittingdale, the chairman of the Culture, Media and Sport Select Committee, Ms Wade denounced The Guardian for using unnamed sources. ‘It [the Guardian] is rushing out high volumes of coverage and repeating allegations by such sources as unnamed Met officers implying that ‘thousands’ of individuals were the object of illegal phone hacking, an assertion that is roundly contradicted by the Met Assistant Commissioner’s statement,’ she wrote.”); Gaby Hinsliff, Police face inquiry into media payouts, The Observer, July 11, 2009 (“Rebekah Wade, editor of the Sun and soon-to-be chief executive of News International, claimed the Guardian had ‘misled the British public’ and said her company would refute allegations that phone hacking was widespread when it gave evidence to the Commons culture, media and sport committee’s inquiry.”); John Bynorth, Tabloid denies allegations of widespread phone tapping, The Herald (Glasgow), July 11, 2009 (“Rebekah Wade, the editor of The Sun, is due to become chief executive of News International in September. She said that she welcomed the opportunity to answer questions about the story before MPs at the Commons Culture Commission on July 21 and that Mr Yates had contradicted the stories in The Guardian.”).

106. The two press releases issued by NewsCorp and Brooks’ letter to Parliament were all part of defendants’ continuing disinformation campaign and were designed to, and did, discredit the Guardian’s July 8, 2009 article and subsequent media reports and commentary, thereby preventing investors and other members of the public from learning the truth about the extent of NewsCorp’s illegal activity in Britain and the risks those activities presented to the Company’s business and reputation. As a result, NewsCorp’s stock price continued to be inflated following the publication of the Guardian article.

107. Defendants false denials were reflected in, and materially inflated, NewsCorp’s stock price, which would have fallen significantly had defendants admitted the truth regarding the phone hacking misconduct, or acted to correct the many false statements they had made, and would continue to make, regarding NewsCorp’s newsgathering practices. Because defendants’ false denials remained uncorrected until July 2011, that inflation remained in the market price as of the outset of the Class Period.

E.	Testimony to Parliament – July 21, 2009 (Crone & Myler)

108. On July 21, 2009, the Culture, Media and Sport Committee of the House of Commons of the U.K. Parliament conducted a hearing to receive testimony concentrating particularly on the stories that appeared in the Guardian on July 8 and 9, 2009. A transcript of the testimony provided on behalf of NewsCorp and News Int’l by Crone and Myler was published by the Culture, Media and Sport Committee on February 9, 2010. Crone and Myler were each authorized to, and did, speak on behalf of News Corp and News Int’l and their related and affiliated entities, including NGN and News of the World, at the hearing. Crone and Myler’s testimony was directed or authorized by Rupert and James Murdoch and Brooks, and it is reasonable to infer that the nature and substance of their anticipated testimony, including the opening statements they intended to make, was discussed with or otherwise made known to both the Murdochs and Brooks, and other senior officers of NewsCorp and News Int’l, before that testimony was given.

109. At the outset of the hearing, Myler made the following false statement in which he reaffirmed Hinton’s 2007 testimony and reiterated defendants’ false assertion that Goodman and Mulcaire had acted alone in their phone hacking activities, and without the authorization, knowledge or complicity of any other reporter or editor at News of the World or any member of News Int’l’s or NewsCorp’s management:

This Committee fully investigated these matters in early 2007 and recorded its findings over five pages of its report entitled Self-Regulation of the Press, which was published on July 11 of that year. Nothing new has emerged since then and there is no connection, and never has been a connection, between those matters and the allegation of accessing telephone voicemails. The second issue is whether we knew of others in the News of the World newsroom to have been involved with Goodman, or separately from him, in accessing confidential information illegally via Mulcaire. This relates to the evidence given to this Committee by Les Hinton, then Executive Chairman of News International on March 6, 2007. By then the nine month long police investigation into the illegal activities of Glenn Mulcaire and Clive Goodman had concluded with their convictions. No evidence or information had emerged to suggest to senior executives at News International that others at the News of the World knew of these activities or were complicit in them. Both the prosecution and the judge at the Goodman/Mulcaire trial accepted that the annual retainer agreement between the News of the World and Glenn Mulcaire, and the work he did under it, did not involve criminality. At no stage did the police arrest or question any member of the News of the World staff besides Mr Goodman. Mr Hinton’s evidence was based upon what was known at the time, and was entirely truthful. The third issue is the evidence that came to light in April 2008, and the reasons for settling our litigation with Gordon Taylor. The Committee may disagree but we consider this issue and the facts surrounding it to be the only new matters in this affair.

110. Under questioning from members of Parliament, Crone falsely reiterated that defendants and the police had conducted a thorough investigation into phone hacking and assured them that absolutely no evidence had arisen to suggest that hacking activities had extended beyond Goodman and Mulcaire:

Q1339 Chairman: If the position was that, as you have previously said, Clive Goodman was acting entirely alone and that nobody else had knowledge, why did News International agree to settle with such a large sum?

Mr Crone: In the aftermath of Clive Goodman and Mulcaire’s arrest and subsequent conviction various internal investigations were conducted by us. This was against the background of a nine month massively intense police investigation prior to arrest and then a continuing investigation in the five months up until conviction. The police raided Mulcaire’s premises; they raided Goodman’s premises; and they raided the News of the World offices. They seized every available document; they searched all the computers, the files, the emails et cetera. Subsequent to the arrests they came to us, the News Group Newspapers Ltd, and made various requests to us to produce documents which they felt may be relevant. At no stage during their investigation or our investigation did any evidence arise that the problem of accessing by our reporters, or complicity of accessing by our reporters, went beyond the Goodman/Mulcaire situation. The first piece of evidence we saw of that, in terms of the management investigating, was in April 2008 when Mr Taylor’s lawyers produced two documents: the first was a February 2005 holding contract and the second was the email that was discussed here last week.

111. Myler also falsely told Parliament that Scotland Yard’s investigation had failed to find any evidence of phone hacking beyond Goodman and Mulcaire:

Mr Myler: I think the first thing to remember is that as soon as Mr Goodman and Mr Mulcaire were arrested News International had an outside firm of solicitors to absolutely oversee the investigation to cooperate with the police, to be a bridgehead, to give whatever facility the police required. It was completely hands-off, if you like, for transparency from the company’s point of view. It was a nine month investigation. At the end of that nine months two people were convicted, tried and went to jail. No other member of the News of the World staff was questioned. It is important, if you would allow me to say so, that John Yates’s statement on 9 July after the first Guardian story appeared says this: “This case has been the subject of the most careful investigation by very experienced detectives. It has also been scrutinised in detail by both the CPS and leading counsel. They have carefully examined all the evidence and prepared the indictments -”

Q1385 Paul Farrelly: We have seen this; we have this in evidence.

Mr Myler: With respect, can I just finish this one sentence: “No additional evidence has come to light since this case has concluded; I therefore consider that no further investigation is required.”

112. Throughout their testimony, Myler and Crone steadfastly maintained defendants’ cover story that Goodman and Mulcaire had acted alone and without knowledge or authorization of anyone else in the organization:

Q1398 Paul Farrelly: The question: was anyone else involved with Mulcaire? The answer was: no. Nothing else was found?

Mr Crone: No evidence was found.

*    *    *

Q1405 Philip Davies: Can I just explore a bit further the idea about how many people at News International were involved in what was going on because, coming back to the point that Paul made, the idea that it was one rogue maverick journalist appears now to be a somewhat discredited theory. Given that the people who have been the victims of this – people like Gordon Taylor, Elle Macpherson – have nothing to do with the Royal Family, as Paul mentioned, surely that in itself would indicate to people that this must be going beyond Clive Goodman who was the Royal Editor; because why on earth would Clive Goodman be interested in the taped conversations of Gordon Taylor and Elle Macpherson?

Mr Myler: No evidence, Mr Davies, has been produced internally or externally by the police, by any lawyers, to suggest that what you have said is the truth, is the case. Can I just make the point that Mr Farrelly touched upon. In the course of talking to executives when I arrived to go through obviously what had happened – as I said, I conducted this inquiry with Daniel Cloke our Director of Human Resources – over 2,500 emails were accessed because we were exploring whether or not there was any other evidence to suggest essentially what you are hinting at. No evidence was found; that is up to 2,500 emails.

Q1406 Philip Davies: Although there may not have been any evidence that you came across that fingered a particular individual or individuals involved in this,

would you at least acknowledge that the circumstantial evidence would suggest that more people than Clive Goodman at News International were involved in this particular practice?

Mr Myler: Mr Crone said earlier, how can we speculate on something like this? For an investigative newspaper I do not know of any newspaper – and this is the fourth national newspaper that I have had the privilege of editing – or broadcasting organisation that has been so forensically investigated over the past four years – none.

Q1407 Philip Davies: The theory I advanced, would you accept that that would be a perfectly reasonable theory?

Mr Myler: No, I am sorry, how much more do the News of the World staff, who have been accused of systematic illegality, have to continue – Where is the evidence?

113. Crone and Myler’ s testimony was broadcast live and received wide publicity in the worldwide media, including as a result of articles and broadcasts by NewsCorp and other news organizations, research reports by Wall Street analysts, and information disseminated on investor websites and blogs, and in other sources of information for investors.6 Crone and Myler’s testimony therefore became widely available to and was relied upon by investors and reflected in the market price for NewsCorp common stock.

[6]

See, e.g., Robert Hutton, James Murdoch Approved Payment to Phone Tap Victim, Bloomberg, July 21, 2009 (“Myler said the only evidence of phone hacking by the paper produced so far was in the case of former royal reporter Clive Goodman and Glenn Mulcaire, a private investigator working for the paper, who were jailed in 2007 for phone-tapping.”); Tory adviser blames ‘rogue’ reporter for phone taps, Western Mail, July 22, 2009 (“Myler “insisted there was no evidence of complicity with phone hacking by any News of the World employee other than Goodman.” Stephen Brook, Mulcaire ‘dealt with News Int staff other than Goodman judge said, Guardian, July 21, 2009 (Myler “today reaffirmed Hinton’s evidence to the committee from 6 March 2007 that News International executives were in ignorance of the activities of Goodman and were convinced that he was acting alone. ‘No evidence or information emerged to suggest that others at the News of the World knew of these activities or were complicit in them,’ Myler said.… Crone said he was not aware of any evidence to suggest that the phone-hacking activity went beyond Mulcaire and Goodman until April 2008, when Taylor made a breach of privacy claim.”); Joe Murphy, Cameron’s spin doctor admits failures over phone hacking, London Evening Standard, July 21, 2009 (noting that Myler stated, “‘At no stage did the police arrest or question any member of the News of the World staff besides Mr Goodman.’”).

114. Crone and Myler’s false testimony was part of defendants’ continuing disinformation campaign that was designed to, and did, prevent investors and other members of the public from learning the truth about the extent of NewsCorp’s illegal activity in Britain, and the risks those activities presented to the Company’s business and worldwide reputation. As a result, NewsCorp’s stock price continued to be artificially inflated. Because that false testimony remained uncorrected until July 2011, that inflation remained in the market price as of the outset of the Class Period.

F.	Testimony to Parliament – September 15, 2009 (Hinton)

115. On September 15, 2009, the House of Commons’ Culture, Media and Sport Committee reconvened to take testimony from defendant Hinton, who appeared by video conference from NewsCorp’s headquarters in New York City. A transcript of the testimony Hinton provided on behalf of NewsCorp and News Int’l was published by the Culture, Media and Sport Committee on February 9, 2010. Hinton was authorized to, and did, speak on behalf of News Corp and News Int’l and their related and affiliated entities, including NGN and News of the World, at the hearing. Hinton’s testimony was directed or authorized by Rupert and James Murdoch, and it is reasonable to infer that the nature and substance of their anticipated testimony, including the opening statements they intended to make, was discussed with or otherwise made known to both the Murdochs and other senior officers of NewsCorp and News Int’l, including Brooks, before that testimony was given.

116. During his testimony, Hinton falsely reaffirmed the accuracy of the testimony he had provided in 2007, including defendants’ false contentions that phone hacking allegations had been fully investigated internally and by the police, and that defendants had justifiably relied, and continued to justifiably rely, on those investigations as conclusive proof that the incidents of phone hacking had resulted from the actions of a single rogue reporter with no involvement, approval, knowledge or consent from any other member of News of the World’s staff, any member of its management, or any manager or executive of News Int’l or NewsCorp:

Q2106 Chairman:… May I start by referring back to the evidence which you gave to the Committee in March 2007 because at that time in relation to the Clive Goodman affair you said that there had been a full rigorous internal inquiry, that you were convinced that Clive Goodman was the only person that knew what was going on but that the investigation continued. Can you say what the final outcome of that investigation was and if it remains the case that you are convinced that only Clive Goodman knew about the tapping of phones by Glenn Mulcaire?

Mr Hinton: Yes, Chairman. As you have already heard, when Colin Myler took over as Editor he continued studying the events there and had the assistance, as you know, of a firm of solicitors, and I know from recollection he went through thousands of emails. He never delivered any evidence that there had been anyone else involved. At the same time as that of course our biggest concern was that the News of the World, having gone through a pretty terrible time, that he was going to make absolutely certain that whatever lapses had happened in the past would not be repeated. I think he gave you some pretty detailed information about the measures that he took to be certain that everyone there was well aware of the rules and the boundaries, but, no, there was never any evidence delivered to me that suggested that the conduct of Clive Goodman spread beyond him.

*    *    *

Q2115 Philip Davies: Can I ask you about your suspicions about other people being involved at the time when many of the phone-tapping incidents had nothing to do with the Royal Family, and so given that Clive Goodman was the Royal Reporter did you or anybody else think to yourself if people who were not part of the Royal Family were being tapped then surely this must go beyond Clive Goodman?

Mr Hinton: That is a good question but you have to put yourself in the position that we were in at the time remembering that the police had conducted an exhaustive inquiry that went on for many months, even before the charges were laid against Goodman and the private investigator, and I think it is reasonable, when we are looking at the work carried out by some of the best brains at Scotland Yard, for us to accept that that had found no evidence beyond speculation – and there was a great deal of speculation in other newspapers, as you know, some of it perhaps (but probably not) malicious – and there was never any substantive additional evidence produced. Although I have not followed meticulously all the proceedings since the summer I did look at the evidence that John Yates of the Yard provided to you only a couple of weeks ago and I think he said rather pointedly that the Guardian story that has so excited this Committee and certain parts of the media contained no new evidence and in the two months since its publication no new evidence had arisen. I think it is fair to say that since no evidence has come up it would be hard to find any because there are lots of very capable people I am sure from establishments such as the Guardian looking for it and it has never been presented. We were in a situation where there was no clear evidence, there was lots of gossip but the most important thing at that point, having gone through this really difficult period – and the News of the World is populated, I promise you, overwhelmingly by decent hard-working people – they did not deserve the difficulty they had gone through and I was attaching a lot of importance to getting things back to normal with Colin’s appointment.

Q2116 Philip Davies: Do you accept that even if you were unable to identify a particular individual, given that other people’s not just people in the Royal Family phones were being tapped, that other people at the News of the World must have been involved in this?

Mr Hinton: I am afraid I cannot quite follow the logic of that because whatever may have been happening in the offices of the private investigator, whether or not it was being relayed to the News of the World, I just had no reason to believe that, but there was a lot of gossip, there was a lot of speculation, there were a lot of accusations that we could never find any firm foundation for, so in the light of them we went, I promise you, to extraordinary lengths both within the News of the World itself and from my own position at the time – I was also Chairman of the Editors’ Code Committee – we clarified the Code. There were a number of measures taken across the industry because there was only so much you could do retroactively.

*    *    *

Q2125 Philip Davies:… Is not all the evidence pointing that other people at the News of the World were involved, even by the lawyer who may well have been paid by the News of the World?

Mr Hinton: I can only tell you what I have told you and that is that we found no evidence and nor did the police to take any action against anybody else. We took every measure we could both in taking care of what had happened in the past, and we tried to discover whether there had been any misconduct, and to make certain, above all, that it was not going to happen again.

*    *    *

Q2134 Adam Price:… in relation to those phone-hacking cases what the judge actually said in his summing up is that he accepted that Clive Goodman was not involved with that phone hacking and that Glenn Mulcaire was acting with others at the News of the World. Why would the judge say that in a trial if there was not even the hint of any evidence that that had been the case?

Mr Hinton: I do not know but you have had the principal investigating officers from Scotland Yard saying they found no evidence to warrant further charges and I do not know. I do not remember that particular passage. I am sure you are quoting it correctly but all I can tell you is Yates of the Yard said that there was no basis for making further charges.

*    *    *

Q2154 Mr Hall: Mr Hinton, in evidence that we have had previously from Colin Myler and Mr Coulson, and again repeated by you this afternoon, that the Goodman case was a one-off case, you said that all the evidence points to that and you backed that up by saying that there was a very thorough police investigation. The police investigation was very specific with a very specific remit. It did not have the remit to do a broad investigation into the wider practices of the News of the World. Is that correct?

Mr Hinton: I do not know. I do not know quite what the grounds were. They spent a long time and they have said it again and again that they had no evidence to charge anyone other than Goodman and the private investigator. I would imagine the police would make an investigation as broad as they see fit and you know what they have said. Certainly I have never spoken to any of them and they have never spoken to me about it. There was never any suggestion by them or anyone else other than the media that the place was a ferment of telephone hackers.

*    *    *

Q2168 Paul Farrelly: I just wanted to respond to the point made about Mr Yates’ evidence. We have asked you back here because we want to establish how you responded in the affirmative to the Chairman’s question that you carried out a full rigorous internal inquiry and you said yes you had. Can I just ask you on what basis did you feel able to give that answer, that to your recollection Tom Crone said that various investigations had been undertaken internally as the facts established themselves as the charges and trial developed. Can you tell us on what basis you gave us that answer?

Mr Hinton: Okay. You have had the benefit of hearing the testimony of people that were much more closely involved in it than I, but when it all happened my first detailed conversation was with Andy Coulson and I said, “Andy, we have got make certain the extent to which this has been going on.” He had numerous conversations, the charges were laid, he invoked the help of Tom Crone, who is a company lawyer with a lot of experience and who again was disassociated from this, and there was a decision to bring him in to meet people and to help the police with their enquiries to make sure that they were being properly informed and helped without people that might have an interest in what was being told. We brought in a firm of solicitors and there were many, many conversations with the police, and not involving me. There was never firm evidence provided or suspicion provided that I am aware of that implicated anybody else other than Clive within the staff of the News of the World. It just did not happen, Paul, and had it have happened then we would have acted. I cannot tell you the state of alarm that Andy was in when all this happened because he felt a massive burden of responsibility for it having happened on his watch, which is why in the end he decided to quit. That was leading up before Andy’s departure. When Colin came in things were still very live but at that point everybody was pretty exhausted by it all. There were two things I wanted Colin to do: (a) keep speaking to people, keep looking around to see whether or not any of this had happened before and (b) to settle the staff down because most of them of course had had no involvement in this at all, this was just Clive, and to get people focused on doing their job and being proud of what they do. He had a two-fold issue, a leadership issue and the issue of cleaning up and making certain that we were doing everything we could. We co-operated a lot with the Press Complaints Commission and through our own commonsense to make certain that we had as thoroughly as possible made people aware of the need to behave very, very carefully in certain areas.

117. Hinton’s testimony was broadcast live and received wide publicity in the worldwide media, including as a result of articles and broadcasts by NewsCorp and other news organizations, in research reports by Wall Street analysts, on investor websites and blogs, and in other sources of information for investors.7 Hinton’s testimony therefore became widely available to and was relied upon by investors and reflected in the market price for NewsCorp common stock.

118. Hinton’s false testimony was part of defendants’ continuing disinformation campaign that was designed to, and did, prevent investors and other members of the public from learning the truth about the extent of NewsCorp’s illegal activity in Britain, and the risks those activities presented to the Company’s business and worldwide reputation. As a result, NewsCorp’s stock price continued to be artificially inflated. Because that false testimony remained uncorrected until July 2011, that inflation remained in the market price as of the outset of the Class Period.

G.	Responses to Parliament Report – February, 2010

119. On February 24, 2010, the Culture, Media and Sport Committee issued a report entitled “Press standards, privacy and libel,” which included a section describing the 2009 inquiry

[7]	See, e.g., Caroline Davies, Hinton agreed payments to pair jailed for phone hacking, Guardian, September 16, 2009; Oliver Luft, Les Hinton denies paying hush-money to Goodman, PressGazette, September 15, 2009.

into phone hacking. The report suggested that as many as 6,000 phones had been hacked by Mulcaire, and stated that, while no concrete evidence had emerged that Coulson or other top editors knew about Mulcaire’s actions on behalf of the newspaper, the “[e]vidence we have seen makes it inconceivable that no-one else at the News of the World, bar Clive Goodman, knew about the phone hacking.”

120. On February 23, 2010, the day before the Culture, Media and Sport Select Committee report was made public, News Int’l, with the knowledge, consent and authorization of defendants, issued the following press release unequivocally denying its allegations that others besides Goodman were involved in hacking, and asserting that the committee findings had been motivated by political or competitive agendas rather than a search for the truth:

The credibility of the Select Committee system relies on committee members exercising their powers with responsibility and fairness, and without bias or external influence. Against these standards, this CMS Committee has consistently failed.

Rather than work in the public interest, certain members of the Committee appear to have pursued a party-political agenda. They have worked in collusion with The Guardian, consistently leaking details of the Committee’s intentions and deliberations to that newspaper.

Indeed, the Committee has spent seven months – close to half of its time on this inquiry – on allegations made by The Guardian, despite its wide-ranging remit to examine issues of vital importance to the newspaper industry. This diversion has already delayed any serious reform which could have been implemented.

In all this time, the Committee has failed to come up with any new evidence to support The Guardian’s allegations.

Sadly, this has not stopped certain members of the Committee from resorting to innuendo, unwarranted inference and exaggeration. Moreover, the reaction of the Committee to its failure to find any new evidence has been to make claims of “collective amnesia”, deliberate obfuscation and concealment of the truth.

News International strongly rejects these claims.

News International believes that the Select Committee system has been damaged and materially diminished by this inquiry and that certain members of this CMS Committee have repeatedly violated the public trust.

121. The same day (February 23), NewsCorp announced that it had paid $70 million to acquire a 9.09% stake in Rotana Group, a Middle East media group run by Prince Al-Waleed Bin Talal, whose large ownership interest in NewsCorp’s Class B (voting) stock and strong alliance with the Murdochs would effectively give Rupert Murdoch majority voting control of the Company, assuring that renewed concerns over hacking would not dethrone the Sun King. The agreement provided NewsCorp with the option to increase its stake in Rotana to 18.18%, which it did in May 2011 – just as the Dowler story was about to break – solidifying Murdoch’s power base and his control over the Company.

122. On February 24, 2010, the day the committee report was published, The Sun, with the knowledge, consent and authorization of defendants, published an editorial attacking its conclusions regarding phone hacking. The Sun editorial stated:

MPs on the Labour-dominated Commons Culture, Media and Sport Select Committee have abandoned fairness and independence in pursuit of cheap political advantage.

The committee had an important opportunity to investigate crucial issues such as privacy law, libel tourism and the Madeleine McCann case.

Yet members wasted seven months – nearly half their time – on unfounded claims made by the Labour-supporting Guardian newspaper against News International, publisher of the Sun and the News of the World.

Shamefully, the committee colluded with The Guardian, giving it leaks and tip-offs. But not a shred of new evidence was found to support The Guardian’s claims.

Thwarted, the committee has fallen back in its report on familiar Labour tactics of smear and innuendo.

Labour MP Tom Watson pathetically used the report to try to link the Conservative Party with the bullying allegations that have shamed Downing St.

Parliamentary select committees are important but only if MPs on them behave with fairness and honour.

Some on this committee have not. Its report is accordingly worthless.

123. Defendants’ false denials that phone hacking extended beyond Goodman were reiterated in a full-page Sunday editorial published by News of the World on February 28, 2010 with the knowledge, consent and authorization of defendants, which again attacked the credibility of the committee report as being “mired in MP’s [Members of Parliament’s] bias” as part of a campaign “to silence us and keep you [the public] in ignorance.”

124. The select committee report, and News Int’l’s response thereto, was widely reported and republished by other members of the worldwide media, including as the result of articles and broadcast by NewsCorp and other news organizations and in other sources of information for investors.8

125. The editorials and other false denials of the accuracy of the Select Committee report were part of defendants’ continuing disinformation campaign that was designed to, and did, discredit the Parliamentary report, thereby preventing investors and other members of the public from learning the truth about the extent of NewsCorp’s illegal activity in Britain, and the risks those activities presented to the Company’s business and reputation. As a result, NewsCorp’s stock price continued to be inflated following the publication of Parliament’s report. Because those false denials remained uncorrected until July 2011, that inflation remained in the market price as of the outset of the Class Period.

H.	Denial of New York Times Hacking Report – September 2010

126. On September 1, 2010, the New York Times Magazine published an article entitled “Tabloid Hack Attack on Royals, and Beyond,” describing the history of the phone hacking allegations against NewsCorp, and reporting that information developed in five lawsuits brought by hacking victims was “beginning to expose just how far the hacking went”.

[8]

See, e.g., Sarah Lyall, British Panel Condemns Media Group in Phone Hacking Case, The New York Times, February 24, 2010; Ben Fenton, MPs say News Intl obstructed hacking inquiry, Financial Times, February 24, 2010; Ian Burrell, MPs’ Attack provokes the wrath of Murdoch, The Independent, February 24, 2010.

127. As part of its investigation, the New York Times sent a list of written questions to the News of the World. In response, News of the World Managing Editor Bill Akass, with the knowledge, consent and authorization of defendants, sent a letter to Jo Becker at the New York Times, which was published on September 1, 2010. The letter reaffirmed NewsCorp’s false prior testimony to Parliament and repeated and reaffirmed the other false statements by defendants contending that phone hacking was limited, had been thoroughly investigated, and had been found to have resulted solely from the unauthorized actions of a rogue reporter. The letter stated, in relevant part:

As you should know, [the hacking issue was] examined extensively by the Culture, Media and Sport Select Committee over an eight-month period leading up to publication of its report “Press standards, privacy and libel” on 24 February this year.

Every area addressed by your questions has already been the subject of detailed oral and/or written evidence and, in particular, put to, and answered by, our executives during public hearings conducted by the Committee.

*    *    *

As a general point, we reject absolutely any suggestion or assertion that the activities of Clive Goodman and Glenn Mulcaire, at the time of their arrest, were part of a “culture” of wrong-doing at the News of the World and were specifically sanctioned or accepted at senior level in the newspaper.

*    *    *

At the time of those arrests, and subsequently, we co-operated with the authorities in their investigations (which resulted in criminal convictions which were followed by the then Editor taking responsibility and stepping down), just as we co-operated with the CMS Select Committee in its extensive inquiry last year.

No evidence came out of those investigations or that inquiry that corroborates any such suggestion or assertion.

128. NewsCorp’s response to the New York Times article was widely reported and republished by other members of the worldwide media, including as the result of articles and broadcasts by NewsCorp and other news organizations, in research reports by Wall Street analysts, on investor websites and blogs, and in other sources of information for investors. As a result, NewsCorp’s continuing denials of phone hacking were widely available to, and continued to be relied upon by investors and reflected in the market price for NewsCorp common stock.

129. The response to the New York Times was part of defendants’ continuing disinformation campaign and was designed, along with their numerous prior similar denials, to discredit and call into doubt, and did call into doubt, the accuracy of the New York Times report and the credibility of the sources upon which it relied, thereby preventing investors and other members of the public from learning the truth about the extent of NewsCorp’s illegal activity in Britain, and the risks those activities presented to the Company’s worldwide business and reputation. As a result, NewsCorp’s stock price continued to be inflated following the publication of the New York Times article. Because those false denials remained uncorrected until July 2011, that inflation remained in the market price as of the outset of the Class Period.

I.	Annual Shareholder Meeting – October 15, 2010

130. On October 15, 2010, NewsCorp held its annual shareholder meeting at the Hudson Theatre in New York City. The meeting was attended by numerous shareholders, analysts and members of the media, and rebroadcast over the internet. A webcast of the proceedings was made available to investors on NewsCorp’s website. The statements made at the annual meeting were widely reported and disseminated in analyst reports and news media accounts, and thereby became disseminated to the market.

131. At the annual meeting, Rupert Murdoch was asked about the phone hacking claims in the U.K., and falsely told shareholders that there was no evidence to substantiate the allegations that the practices went beyond Goodman and Mulcaire:

Yes. We have very, very strict rules. There was an incident more than 5 years ago, the person who had bought a bugged conversation was immediately fired and in fact he subsequently went to jail. There have been two Parliamentary inquiries which have found no further evidence of any other thing at all. And, if anything was to come to light – and we challenge people to please, we challenge some of these allegations – to give us evidence and no one has been able to. If any evidence comes to light, we would take immediate action as we did before.

132. Murdoch’s comments on the call were disseminated further by NewsCorp and other news organizations, in research reports by Wall Street analysts, on investor websites and blogs, and in other sources of information for investors. See, e.g., Mark Sweney and James Robinson, Rupert Murdoch: no evidence of widespread NoW phone hacking, Guardian, October 15, 2010; NoW inquiry, The Observer, April 10, 2011. As a result, Murdoch’s statements became widely available to and were relied upon by investors and reflected in the market price for NewsCorp common stock, maintaining the artificial inflation that had been created by defendants’ long campaign of disinformation, obfuscation and denial regarding NewsCorp’s newsgathering practices.

J.	Rupert Murdoch, Centre of Policy Studies Speech – October 21, 2010

133. On October 21, 2010, Rupert Murdoch delivered a highly-publicized speech to the Centre of Policy Studies in London. In the speech, Murdoch provided a vigorous defense of an independent press, and then went on to state: “That’s why our journalism is hard-driving and questioning of authority. And so are our journalists. Often, I have cause to celebrate editorial endeavour. Occasionally, I have had cause for regret. Let me be clear: We will vigorously pursue the truth – and we will not tolerate wrongdoing.”

134. The speech was widely reported by the media, and a transcript of the speech was published on NewsCorp’s website. Particular attention was paid to the portion of the speech quoted above, including in articles published by the Guardian, The Independent and The Financial Times.9 The highlighted passage of Murdoch’s speech was widely interpreted as a defense of News of the World and a further denial of the phone hacking allegations in the New York Times article, thereby continuing to maintain the artificial inflation in NewsCorp’s stock price. For example, both the Financial Times and the Guardian quoted Murdoch’s statement, with the Guardian calling his statement “a veiled reference to the phone-hacking scandal that has engulfed his tabloid, the News of the World” and noting that “News Corp executives have maintained they knew nothing about the practice of phone-hacking at the title.”

VII. ADDITIONAL FRAUDULENT STATEMENTS, OMISSIONS & COURSE OF BUSINESS DURING THE CLASS PERIOD

135. As of the outset of the Class Period, each of the misrepresentations alleged above remained uncorrected and alive in the marketplace, and thereby contributed to the artificial inflation in NewsCorp’s stock price on which Class members relied to their detriment in purchasing their shares at the prevailing market price. In particular, the artificial inflation in NewsCorp’s stock price was created and maintained by defendants’ long campaign of disinformation, obfuscation and denial regarding NewsCorp’s newsgathering practices, as alleged above, including their reiteration and reaffirmance of their prior false testimony that had been provided to Parliament by them or on their behalf, and their repeated false assertions that: (i) phone hacking resulted solely from the actions of a single rogue reporter (Goodman) and the investigator he hired (Mulcaire); (ii) Goodman’s actions violated strict, longstanding Company policies that were vigorously enforced; (iii) no other

[9]

See, e.g., James Robinson, Like Thatcher, coalition should not be for turning, says Murdoch, Guardian, October 22, 2010; Ian Burrell, ‘Hackgate’ is a story that refuses to go away, The Independent, January 6, 2011; Ben Fenton and Tim Bradshaw, Murdoch says Thatcher ‘source of inspiration,’ Financial Times, October 21, 2010.

employee of News of the World, News Int’l or NewsCorp was involved in, aware of, condoned, or ratified Goodman’s misconduct; and (iv) thorough investigations of the allegations had been conducted by NewsCorp, News Int’l and the Metropolitan Police (Scotland Yard), all of which had failed to turn up any evidence of phone hacking beyond Goodman and Mulcaire or at any NewsCorp publication other than News of the World, or any knowledge of phone hacking activities by any employee, manager or executive of News of the World, News Int’l or NewsCorp other than Goodman.

136. Had defendants corrected their prior false statements prior to the outset of the Class Period, the price of NewsCorp stock would have traded at materially lower levels than it did at the outset of and during the Class Period. Because those false denials remained uncorrected at the outset of the Class Period, NewsCorp’s stock continued to trade at artificially inflated levels, thereby injuring investors who acquired their shares at the prevailing market price during the Class Period.

A.	Failure to Correct Prior Misrepresentations

137. Each of the statements about phone hacking that had been made, authorized or ratified by defendants, as alleged in §VI above, were materially false or misleading at the time they were made, in at least the following respects:

(a)

The 2006 Standards (¶86) were misleading in that they purported to describe well-established standards of conduct which were being widely, repeatedly and deliberately ignored, creating material undisclosed risks of harm to NewsCorp’s business and reputation. In particular, it was not true that the Company was not allowing its funds to be used to support illegal or unethical acts like phone hacking, to pay bribes, or to make gifts of greater than nominal value to police officers and other public officials. Nor was it true that employees found to have violated such proscriptions would be “subject to immediate disciplinary action, including reassignment, demotion or … dismissal.” During the time period in which the 2006 Standards were published on NewsCorp’s website and referenced in its filings with the SEC, phone hacking and payoffs to police and government officials were widely being used at both The Sun and the News of the World (§V). Employees known to have engaged in such practices, including Thurlbeck and Miskiw, were not being punished (¶¶44-49, 58-59). In addition, employees who had been punished, such as Goodman and Coulson, received lavish payments and other consideration for publicly accepting responsibility for the misconduct. (¶55).

(b)	Rupert Murdoch’s statement (¶90) on NewsCorp’s 2Q07 earnings call that phone hacking “is not part of our culture anywhere in the world. Least of all in Britain” was false because, at the time the statement was made, phone hacking was still a widely used newsgathering practice at News Int’l (¶43).

(c)

Hinton’s testimony on March 6, 2007 (¶93) that the police had “carried out pretty thorough investigations,” that News Int’l had also “carried out a full, rigorous internal inquiry,” that, based on those investigations, “absolutely Andy [Coulson] did not have knowledge of what was going on,” and the Company was “absolutely convinced that Clive Goodman was the only person who knew what was going on,” together with Hinton’s silence while Horrocks testified (¶94) that “the Goodman case [was] a one-off,” was materially false and misleading because Goodman was not the only NewsCorp employee engaged in phone hacking. (¶¶47-49, 53, 58, 80, 179).

The testimony was also false because neither the police nor the internal investigation was as thorough as Hinton described, and therefore provided no basis on which to assert that there was no evidence of phone hacking by others besides Goodman, or knowledge of anyone else in the organization other than Goodman. In fact, internal evidence showing involvement of and knowledge by others besides Goodman had been discovered, but the other employees named in Mulcaire’s files as having knowledge of phone hacking were not interviewed. (Id.)

(d)	NewsCorp’s July 9, 2009 reaffirmation (¶100) of Hinton’s testimony and reiteration of the purported findings of the 2006 Scotland Yard investigation was materially false and misleading for the same reasons as alleged in the prior subparagraph.

(e)	News Corp’s July 10, 2009 press release (¶101) in which it claimed to have made a “thorough investigation” of the allegations, explicitly referenced the evidence seized from Goodman and Mulcaire as part of the “incredibly thorough” police investigation, stated that “there is not and never has been any evidence” to support allegations of phone hacking or related corporate misconduct by anyone other than Goodman, and asserted that “[i]t is untrue that officers found evidence” of phone hacking by or at the direction of other NewsCorp employees, was materially false and misleading because extensive evidence of misconduct extending beyond Goodman exists and had been discovered by police and private litigants before the press release was issued.(¶¶47-49, 53, 58). Every defendant has since admitted that phone hacking was not limited to Goodman and Mulcaire. (¶¶77-80, 179).

(f)	Crone’s and Myler’s testimony to Parliament on July 21, 2009 (¶¶109-12) as to the purported sufficiency and extent of the internal and police investigations of phone hacking, and their repeated assertions that “no evidence” had been found to support that phone hacking “went beyond the Goodman/Mulcaire situation” or “to suggest to senior executives at News International that others at the News of the World knew of these activities or were complicit in them” was materially false and misleading for the same reasons as alleged in the prior subparagraphs, including that evidence of widespread phone hacking by persons other than Goodman had in fact been discovered prior to the date of that testimony.

(g)	Hinton’s testimony (¶116) to Parliament on September 15, 2009 reaffirming his 2007 testimony was materially false and misleading for the same reasons that his 2007 testimony was false, as alleged in subparagraph ¶137(c). Hinton’s testimony that continuing investigations since his prior testimony had failed to develop any additional evidence to support allegations of phone hacking beyond Goodman was also false and misleading because, by the time he made this statement, additional evidence had been located as a result of discovery in litigation brought by Taylor and other phone hacking victims showing participation by others besides Goodman. (¶¶58, 79).

(h)	Defendants’ statements in response to the February 2010 Parliament report (¶¶120, 122-23) and the September 2010 New York Times Magazine article

(¶127) describing the prior investigations of phone hacking and asserting that no evidence existed to show that phone hacking extended beyond Goodman were materially false and misleading for the reasons alleged in the prior subparagraphs – i.e., there is extensive evidence that phone hacking was not limited to Goodman, and the prior investigations were then known to be inadequate (§V).

(i)	Rupert Murdoch’s October 2010 statements at the NewsCorp shareholder meeting (¶131) and to the Centre of Policy Studies (¶133) asserting that no evidence of phone hacking beyond Goodman had been found, and that NewsCorp would “vigorously pursue wrongdoing” if there had been, were both materially false and misleading because, by the time this statement was made, such evidence did exist and had been recognized internally.

138. As of the outset of the Class Period on January 5, 2011, each of the defendants knew or consciously disregarded that each of the prior statements about phone hacking alleged in §V, supra, had been materially false or misleading at the time they were made, because:

(a)	Brooks had been told by police in 2006 that evidence of phone hacking involving News of the World employees other than Goodman had been seized from Mulcaire (¶46-48);

(b)	In 2006, Brooks told Crone about her conversation with the police, and Crone relayed the information to Coulson and other senior officials. (Id.)

(c)

On March 2, 2007, after Goodman plead guilty to phone hacking, he sent a letter to the Group Human Resources Director at News Int’l explaining that phone hacking had been “widely discussed” at daily editorial conferences at

News of the World until Coulson told reporters and editors to stop expressly talking about it, and recounting an agreement by Crone and Coulson that he could keep his job if he did not implicate others in the misconduct. (¶53).

(d)	Between April and December, 2007, Hinton authorized £243,000 in payments to Goodman under circumstances that, as found by Parliament, suggested that News Int’l “had something to cover up [and] had paid Clive Goodman to remain silent.” (¶55).

(e)	On June 3, 2008 Crone received, and shortly thereafter shared with James Murdoch, an opinion letter from News Int’l’s counsel warning that there was “overwhelming evidence of the involvement of a number of senior NGN journalists” in phone hacking and “there is a powerful case that there is (or was) a culture of illegal information access used at NGN in order to produce stories for publication.” (¶58).

(f)	On or about June 7, 2008, Crone provided James Murdoch with a copy of the “For Neville” e-mail, which had been produced in Gordon Taylor’s hacking lawsuit. (¶61). According to Crone’s testimony, the e-mail made Murdoch “realise that the News of the World was involved and that involvement involved people beyond Clive Goodman.” (¶64). On that basis, Murdoch authorized, and the NewsCorp board of directors approved, a payment of nearly £1,000,000 to Taylor. (¶64-65).

(g)	In November 2009, News Int’l adopted a policy requiring all e-mails more than two years old to be destroyed, in order to destroy evidence that “could be unhelpful in the context of future litigation.” (¶72)

(h)	In October 2010, News Int’l destroyed all of the computers used by its journalists, including computers containing evidence that was directly responsive to a preservation request sent by the lawyers for hacking victim Siena Miller. (¶74).

(i)	On December 23, 2010, News of the World editor Ian Edmondson was suspended over his involvement in the phone hacking scandal. (¶76).

(j)	James Murdoch has testified to Parliament, in the presence of Rupert Murdoch, that, “at the end of 2010 … evidence disclosure made it apparent to the [C]ompany and to myself at that time that indeed there was reason to believe that potentially more people had been involved in News of the World illegal voicemail interceptions.” That evidence, James Murdoch testified, “made it very apparent that… the circle was wider than the two individuals, Mr Goodman and Mr Mulcaire.” (¶77, see also (¶¶78-79).

(k)	Parliament, after consideration of extensive evidence and testimony, has concluded that News Int’l and its representatives had “repeatedly stonewalled, obfuscated and misled” in its statements on phone hacking, while Rupert Murdoch either knew their statements were false or “willfully blinded” himself to their actions. (¶80).

139. Defendants knowledge of the falsity of the statements identified above is further demonstrated by the circumstantial evidence pled herein, including: (i) the close relationships among the Individual Defendants and between the defendants and the participants in the illegal conduct alleged herein (¶¶30-34, 121, 205); and (ii) the substantial motivation of defendants to conceal their alleged misconduct in order to avoid criminal and civil liability for their actions, and to avoid interference with planned business initiatives such as NewsCorp’s acquisitions of BSkyB and Dow Jones.

140. Each of the defendants had a duty to correct the foregoing misrepresentations on or before the first day of the Class Period.

141. Defendants did not correct the misrepresentations alleged above prior to the outset of the Class Period, nor was any other publicly-available information sufficient to correct defendants numerous, repeated and strenuous denials of misconduct, as alleged above.

142. Defendants therefore knew or recklessly disregarded, prior to the start of the Class Period, that their prior testimony to Parliament and their other statements about phone hacking, as alleged above, were materially incorrect and misleading, knew or recklessly disregarded that those statements had not been corrected, and knew or recklessly disregarded that NewsCorp investors were continuing to rely on the prior misstatements about phone hacking, and the risks those activities presented to the Company’s business and reputation.

143. Despite this knowledge, defendants wrongfully failed to make any effort to correct their prior misrepresentations, and continued to make, or cause and permit others to make, false and misleading statements about phone hacking. As a result, investors continued to be misled about the extent of NewsCorp’s misconduct, and the risk that exposure of those activities would have to the Company’s business and worldwide reputation, causing NewsCorp stock to trade at prices that had been inflated by fraud.

144. During the Class Period, defendants had numerous additional opportunities to, and did not, correct the false and misleading statements they had made regarding the extent of phone hacking at NewsCorp publications, the scope and intensity of the investigations into those practices, and the nature of the evidence that was uncovered as a result.

145. Defendants failure to correct their prior misrepresentations, maintained the artificial inflation that existed in NewsCorp’s stock price as of the outset of the Class Period, causing continuing injuries to investors who continued to purchase NewsCorp stock at prices higher than they would have paid had the truth about NewsCorp’s newsgathering practices and related misconduct been known.

B.	Failure to Disclose Risks to Completion of BSkyB Acquisition

146. On February 15, 2011, the first day of the Class Period, James Murdoch provided NewsCorp’s Board of Directors with a “detailed report[] on…. [the] status of the investigation of phone hacking at News of the World,” according to minutes from the meeting. There can be no doubt that this detailed report included a description of the evidence that had been produced in the hacking victims’ lawsuits, and the impact that evidence had on the Company’s ability to keep perpetuating its false “rogue reporter” defense. Thus, by no later than February 15, 2011, NewsCorp’s Board also knew that all of the prior statements the Company had made about its newsgathering practices in the U.K., including the press releases that had been issued on July 9 and 10, 2009, and remained published on NewsCorp’s website on and after February 15, 2011, were false.

147. NewsCorp’s Board was motivated to keep that evidence under wraps as long as it could, however, so that it would not interfere with the Company’s plans to acquire sole ownership of BSkyB, giving Rupert Murdoch a platform on which to launch his plans to consolidate pay-TV services in Europe. NewsCorp’s leader had been trying to acquire the remaining stake in BSkyB for more than a year, after his prior attempts to do so had been rejected by BSkyB shareholders and blocked by government regulators. “Rupert Murdoch, if he had one, would have sold his granny to get the rest of BSkyB,” former Sunday Times editor Andrew Neil told the BBC. “It’s worth billions to his balance sheet….”

148. On March 3, 2011, the Secretary of State for Culture, Olympics, Media and Sport announced that he had preliminarily accepted NewsCorp’s controversial plans to increase its stake in BSkyB from 39.1% to 100%, contingent on its agreement to spin off its Sky News subsidiary into an independent entity. Despite the green light, the acquisition remained subject to final approval from the British government. Although the growing phone hacking scandal presented grave risks to NewsCorp’s ability to obtain such approval, the Company failed to alert investors to those risks or take any action to correct any of the prior misrepresentations about phone hacking.

149. In an apparent attempt to curtail the potential damage from the hacking scandal, James Murdoch – the former head of BSkyB – was recalled to New York. The action was announced by NewsCorp in a press release issued March 30, 2011, which stated only that James Murdoch had been appointed Deputy Chief Operating Officer and Chairman and CEO, International, and would relocate to New York where he would “maintain direct responsibility for the Company’s operations in Europe and Asia” and “continue to … work closely with Rupert Murdoch.”

150. Had NewsCorp or the other defendants acted to correct the many prior false statements that had been made about NewsCorp’s newsgathering activities, the price of NewsCorp stock would have traded at a materially lower level than it did following the announcement that the Company had been given the green light to acquire sole ownership of BSkyB. Because those false denials remained uncorrected, material risks to its business and reputation, including risks to the BSkyB acquisition, remained concealed from investors and NewsCorp’s stock continued to trade at artificially inflated levels, thereby injuring investors who acquired their shares at the prevailing market price.

C.	NewsCorp Press Release – April 8, 2011

151. In April 2011, Scotland yard informed Milly Dowler’ s family that her cell phone had been hacked during the period that she was missing, and before her body had been found. It can be presumed that Scotland Yard provided NewsCorp and News Int’l with the same information at or prior to the time it was provided to Dowler’s family.

152. On April 8, 2011, News Int’l made the following statement in a press release published on NewsCorp’s website:

Following an extensive internal investigation and disclosures through civil legal cases, News International has decided to approach some civil litigants with an unreserved apology and an admission of liability in cases meeting specific criteria.

We have also asked our lawyers to establish a compensation scheme with a view to dealing with justifiable claims fairly and efficiently.

This will begin the process of bringing these cases to a fair resolution with damages appropriate to the extent of the intrusion.

We will, however, continue to contest cases that we believe are without merit or where we are not responsible.

That said, past behaviour at the News of the World in relation to voicemail interception is a matter of genuine regret. It is now apparent that our previous inquiries failed to uncover important evidence and we acknowledge our actions then were not sufficiently robust.

We continue to co-operate fully with the Metropolitan Police. It was our discovery and voluntary disclosure of this evidence in January that led to the reopening of the police investigation.

With that investigation on going, we cannot comment further until its completion.

News International’s commitment to our readers and pride in our award- winning journalism remains undiminished.

We will continue to engage with and challenge those who attempt to restrict our industry’s freedom to undertake responsible investigative reporting in the public interest.

153. Although the April 8 press release acknowledged that additional settlements would be paid to hacking victims, it continued, through the language highlighted above, to falsely perpetuate defendants’ rogue reporter cover story, to falsely claim that additional evidence of hacking had resulted from the Company’s own internal investigations and its commitment to ferreting out misconduct within its own ranks, and to misleadingly suggest that many of the hacking allegations were the result of politically-motivated attacks by persons unhappy with the editorial positions taken by Murdoch’s papers in the U.K. Through the release, and in contemporaneous media reports about it, defendants continued to suggest that the potential number of hacking victims was small, because the conduct had been limited to Goodman and had occurred years prior.

154. In an April 8, 2011 interview with Charlie Rose at the Arthur Page Spring Seminar, James Murdoch addressed the hacking allegations as follows: “The interesting thing about this one is – you talk about a reputation crisis – actually the business is doing really well…. It shows what we were able to do is really put this problem into a box. If you get everybody sucked into something like that, then the whole business will sputter which you don’t want.” Murdoch also claimed that News Corp’s reputation was “coloured” by its competitors, stating, “Who are the people telling the story? You’re not going to have normal, rational behaviour around some of these things.” To bolster his assertions that the Company had come clean about the extent of phone hacking, James said that “Deviation from the truth, or the customer, is something that will be found out faster and more assuredly than ever before…. What you have to try to do is make sure when there is a problem – where there is a deviation from the standard – you make very sure that it is crystal clear where that deviation was and the individual responsible will be held accountable…. In the meantime it feels like the world is collapsing around you. They will always say things that you don’t like.”

155. On April 11, 2011, Brooks continued defendants’ efforts to downplay the April 8 announcement by sending a letter to the Home Affairs Committee to falsely deny that NewsCorp papers had been paying bribes to police and other government officials. Brooks’ letter was in response to renewed interest in testimony she had provided during 2003 Parliamentary hearings investigating privacy intrusions by the media, in which she acknowledged that “[w]e have paid the police for information in the past.” During those 2003 hearings, Hinton attempted to clarify her comments by testifying that she had been referring to instances in the “lawless” past – 10 or 20 years prior to those hearings. Coulson offered a similar explanation when the issue arose again in Parliament’s 2009 hearings, testifying that, while “a payment to a policeman could be condoned [] if there was a legitimate public interest … there is no excuse for illegality unless there is a clear public interest.” Coulson testified that he was unaware of any such bribes being paid during his tenure at News Int’l. In fact, as Akers would later recount to Parliament, News Int’l papers, including The Sun, had an ingrained practice of paying police and other government officials for information, mostly to support stories that were “salacious gossip” rather than matters of legitimate, much less clear, public interest.

156. In her April 11, 2011 letter, Brooks again asserted that her 2003 testimony was intended to convey only an acknowledgment that the media was generally believed to have engaged in bribery in the past, not that NewsCorp papers in Britain were doing so in 2003, or had done so since. “My intention,” Brooks wrote in her letter, “was simply to comment generally on the widely- held belief that payments had been made in the past to police officers. If, in doing so, I gave the impression that I had knowledge of any specific cases, I can assure you that this was not my intention.” Brooks would continue her deception after the Class Period, telling Parliament on July 19, 2011 – after she was arrested – that: “At the time of the recent Home Affairs Committee, there were various crime editors from Fleet street discussing that in the past payments had been made to police officers. I was referring to that wide-held belief not widespread practice. In fact, in my experience of dealing with the police, the information they give to newspapers comes free of charge.” By then, of course, the cat was out of the bag and few believed her. In April, by contrast, her statements carried great weight in assuring investors, and the public, that defendants’ past statements about police bribery were true, and nothing had fundamentally changed to alter the prior (false) testimony that had been provided to Parliament.

157. Taken together, News Int’l’s April 8 press release and the statements by James Murdoch and Brooks – which were widely reported in the press – continued to perpetuate the false and misleading statements defendants had long-made about the newsgathering methods employed by NewsCorp papers in the U.K. News Int’l’s claim in the press release that it had “failed to uncover important evidence” during its past investigations was false – evidence had been uncovered, as Scotland Yard told Brooks in 2006, as News Int’l’s lawyers (Silverleaf, Pike and Crone) told James Murdoch in 2008, and as produced in civil lawsuits in 2010. Thus, News Int’l’s weak acknowledgment that “our actions then were not sufficiently robust” was not sufficient to correct the many prior false statements that defendants had made, and continued to make, regarding the extent of the phone hacking, the import of Scotland Yard’s failure to arrest or charge anyone other than Goodman and Mulcaire, or the knowledge of others at NewsCorp and News Int’l about that misconduct.

158. Any ability that News Int’l’s statement might have had to correct the prior misrepresentations was immediately eliminated by James Murdoch’s false assertion that NewsCorp had been able to “really put this problem into a box” to avoid a “reputation crisis,” which again cast doubt on assertions that phone hacking was more widespread than the Company had previously let on (“Who are the people telling the story?” “They will always say things that you don’t like.”).

159. Had NewsCorp or the other defendants acted to correct the many prior false statements that had been made about NewsCorp’s newsgathering activities, the price of NewsCorp stock would have traded at a materially lower level than it did following the April 8 announcement.

Because defendants continued to lie about the existence of that evidence, and to conceal the true extent of the illegal newsgathering practices that had occurred in the U.K. and the potential liabilities that had arisen as a result, material risks to NewsCorp’s business and worldwide reputation remained concealed from investors. As a result, NewsCorp’s stock continued to trade at artificially inflated levels, thereby injuring investors who acquired their shares at the prevailing market price following the April 8 announcement.

D.	Republication of Standards of Conduct – May 2011

160. In May 2011, without acknowledging or admitting the falsity of the prior misrepresentations and false testimony regarding phone hacking in Britain, NewsCorp revised its Standards of Conduct. The 2011 Standards falsely asserted that such activities did not occur, and were inconsistent with Company policies. In a letter published on NewsCorp’s website that accompanied the 2011 Standards, Rupert Murdoch again acknowledged the materiality of the Standards to NewsCorp’s business: “The public trust is our Company’s most valuable asset: one earned every day through our scrupulous adherence to the principles of integrity and fair dealing.”

161. The 2011 Standards expressly provided that they applied to NewsCorp “and its majority-owned business units” and “everyone working on our behalf,” a broad definition that included News Int’l and NGN, and their publications, employees, investigators and other consultants.

162. The 2011 Standards stated that:

Trust is built on commitment. The Company is committed to our employees and our stockholders. We also recognize our commitments to free markets and to the global community, especially the public that consumes our content. These commitments form the foundation for these Standards.

Trust in the Workplace – Our Commitment to Our Employees We treat each other fairly and with respect, establishing a high trust environment where people can do their best work.

Trust in the Integrity of Our Employees – Our Commitment to Our Stockholders

Each of us employed at News Corporation companies acts in the best interests of the Company, and we don’t do anything that would bring the Company into disrepute.

Trust in Our Business Ethics – Our Commitment to the Free Market

We uphold rigorous accuracy and honesty in our financial records and in our dealings with business partners, competitors and suppliers.

Trust in the Law – Our Commitment to the Global Community

We comply with all applicable laws in the countries in which we do business, and practice good citizenship.

163. The 2011 Standards made the following false and misleading assertions regarding the Company’s business practices, which were contrary to the business conduct and practices that defendants were, at the time the 2011 Standards were adopted and published on NewsCorp’s website, defendants were falsely denying that NewsCorp had engaged in, condoned, or ratified:

(a)	“We never give or take kickbacks or bribes.”

(b)	“We comply with the Electronic Communications Policy applicable to our business unit with regard to the appropriate use of Company systems and employees’ proper conduct of online activity.”

(c)	“We do not make deliberately false or misleading statements about our business, or about other companies.”

(d)	“We do not obtain information about competitors through theft, blackmail, wiretapping, trespassing or other methods prohibited by law.”

(e)	“[W]e are always and everywhere dedicated to advancing our core values of free inquiry.

(f)	“As a Company, we are at all times truthful and accurate when dealing with government entities or officials.”

(g)	“We adhere to all applicable trade, labor and other laws in the countries in which we do business.”

(h)	“We don’t offer, give, solicit or accept bribes or kickbacks, either in cash or in the form of any other thing or service of value.”

(i)	“Consultants and Other Third Parties: We require that consultants, agents and other third parties acting on behalf of News Corporation companies adhere to the basic principles contained in our anti-corruption policy.”

(j)	“We follow all applicable laws in all the countries in which we do business, including… laws dealing with lobbying, gifts, contributions and bribery.”

164. The 2011 Standards were adopted as part of NewsCorp’s effort to contain the fallout from the phone hacking inquiries, which they knew, but had not yet disclosed, were gaining steam. Defendants continuing failure to correct the misrepresentations alleged in §VI at or prior to the time the 2011 Standards were adopted, despite having a duty to do so, as previously alleged, was materially misleading to investors.

165. As with the 2006 Standards, the 2011 Standards were misleading in that they purported to describe long-standing, well-established standards of conduct which had been deliberately ignored and remained undisclosed, thereby creating grave risks of harm to NewsCorp’s business and reputation. Thus, it was also not correct that NewsCorp had demonstrated a “commitment to its stockholders” by not acting in a manner “that would bring the Company into disrepute.” To the contrary, the Company had violated, and in some instances continued to violate, each and every one of the standards quoted above by:

(a)	Paying bribes to police, politicians, and government officials to provide information for use in news stories (¶¶38-4; cf. ¶163(a, h));

(b)	Willfully destroying evidence in violation of preservation requirements in pending litigation by hacking victims (¶¶72, 74; cf. ¶163(b));

(c)	Making deliberately false and misleading statements in testimony to Parliament regarding phone hacking and police bribery (¶80; cf. ¶163(c));

(d)	Obtaining information through theft, trespassing and other methods prohibited by law – i.e., phone hacking and bribery, or permitting others they employed to do so (§V; cf. ¶163(d, i));

(e)	Falsely disparaging reports by Parliament and its competitors, including the Guardian and the New York Times who had attempted to report that phone hacking was more widespread than defendants had previously admitted (¶¶99-101, 104, 120-22, 127, 152-56; cf. ¶163(e));

(f)	Failing to be truthful and accurate in its dealings with Parliament, Scotland Yard investigators and the courts (¶¶80, 179; cf. ¶163(f));

(g)	Failing to adhere to Press Standards of Conduct in the U.K. and other laws and standards governing phone hacking and bribery (¶80; cf. ¶163(g, j)).

166. The 2011 Standards were published on NewsCorp’s website and, as a result, became widely available to and were relied upon investors and reflected in the market price for NewsCorp common stock, which continued to trade at artificially inflated levels as a result of defendants’ continuing failure to correct the prior misrepresentations about the Company’s newsgathering practices in the U.K., as alleged above.

VIII. ADDITIONAL ALLEGATIONS OF RELIANCE, MATERIALITY, LOSS CAUSATION & DAMAGES

A.	Presumption of Reliance (Fraud on the Market Allegations)

167. Through the efficient operation of the markets in which NewsCorp common stock was publicly traded, plaintiffs and the other members of the Class may be presumed to have relied upon each of the false and misleading statements alleged herein.

168. At all relevant times, the market for NewsCorp’s common stock was an efficient market for the following reasons, among others:

(a) NewsCorp’s stock met the requirements for listing, and was listed and actively traded on the NASDAQ Global Select market, a highly efficient and automated market;

(b) As a regulated issuer, NewsCorp filed periodic public reports with the SEC and the NASDAQ and was, at all times alleged herein, eligible to file a Form S-3 with the SEC;

(c) NewsCorp regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services, publications on its website and other Internet sites, and through other wide-ranging public disclosures, such as through conference calls, communications with the financial press and the general media, and other similar reporting services;

(d) During the Class Period, NewsCorp was followed by securities analysts employed by dozens of major brokerage firms including Bank of America/ Merrill Lynch, Barclay’s Capital, Citigroup Inc., Cowen & Company, Credit Suisse-North America, CS First Boston, Deutsche Bank Securities, Inc., Goldman Sachs Group, Inc., Lazard Capital Markets, Morgan Stanley, Needham and Company, LLC, RBC Capital Markets (Canada), RBS, Wedbush Securities Inc., Wells Fargo Securities, LLC and others. Analysts employed by each of these firms regularly wrote reports based upon the publicly available information disseminated by defendants about NewsCorp. These reports were distributed to the sales force and certain customers of their respective brokerage firms;

(e) During the Class Period, the activities of NewsCorp and its officers, including Rupert and James Murdoch, were widely reported by the worldwide media, including repeated coverage of the developments in the phone hacking scandal in Britain through numerous television broadcasts on all major networks and cable news organizations and in numerous articles published by the New York Times, the Guardian, the Wall Street Journal, the Independent, USA Today, the Washington Post, the Los Angeles Times and numerous other newspapers and newsgathering organizations;

(f) Institutions collectively owned more than 90% of NewsCorp’s outstanding shares. Each of these institutions regularly analyzed and reported on the publicly available information about NewsCorp and its operations;

(g) During the Class Period, the average daily trading volume of NewsCorp common stock was greater than 20 million shares; and

(h) The price of NewsCorp stock rapidly changed in response to Company- specific news about its operations, as well as industry-specific and general macroeconomic news affecting its financial condition and operations and prospects for continued success.

169. Through the foregoing mechanisms, the information publicly disseminated by defendants about the Company and its operations, and the import thereof, became widely available to and was acted upon by investors in the marketplace such that, as a result of their transactions in NewsCorp securities, the information disseminated by defendants, including the false and misleading statements described above, became incorporated into and were reflected by the market price of NewsCorp’s common stock.

170. Under these circumstances, all purchasers of NewsCorp’s common stock during the Class Period are presumed to have relied upon the false and misleading statements and material omissions alleged herein.

B.	Theory of Loss Causation & Damages

171. Each member of the proposed Class suffered economic losses as a direct and proximate result of the fraud alleged herein. Each Class member suffered similar injury as a result of their: (i) purchase of NewsCorp’s common stock at prices that were higher than they would have paid in the absence of the false and misleading statements and material omissions alleged herein; and (ii) retention of those shares through the date of one or more declines in the market price of those shares that was caused by the revelation of business conditions or materialization of the risks concealed from investors by defendants’ scheme to defraud.

172. Had defendants corrected the misrepresentations made about phone hacking prior to the Class Period, the price of NewsCorp common stock would have declined significantly prior to the Class Period, thereby preventing Class Period investors from being misled or injured when the concealed risks materialized. During the Class Period, the price of NewsCorp shares continued to trade at artificially inflated levels as a result of defendants’ continued false statements about phone hacking, as alleged above, and their continuing failure to correct the prior misrepresentations they had made about that misconduct.

173. The facts, transactions and occurrences concealed from investors by defendants’ scheme to defraud reached the market through a series of partial disclosures. Though each of the disclosures was incomplete, each revealed some of the risks and business conditions that had been concealed by defendants’ fraud scheme, leading to price declines that partially corrected NewsCorp’s stock price by reducing the extent to which it had been inflated by defendants’ fraud. These price declines, which were the direct and proximate cause of the fraud alleged herein, caused economic injury to plaintiffs and other members of the Class, each of whom had purchased NewsCorp securities during the Class Period at prices that were artificially inflated by the fraudulent course of business and misleading statements and omissions alleged herein.

174. The extent and magnitude of the risks concealed by defendants’ false statements and their deliberate coverup of the extent of NewsCorp’s past hacking activities were principally revealed as a result of events unfolding following the public revelation on July 4, 2011 that NewsCorp reporters had directed the hacking of Milly Dowler’s cell phone. That revelation immediately resulted in numerous arrests of current and former NewsCorp employees, including Brooks and Coulson, sparked governmental investigations in the U.K., the United States and elsewhere, resulted in significant loss of business to NewsCorp, and caused NewsCorp to abandon its attempted takeover of BSkyB. As these events were unfolding, defendants actively sought to, and did, limit the corrective impact of these disclosures by making statements and engaging in conduct which was designed to, and did, maintain the artificial inflation in NewsCorp shares, including by continuing to falsely deny the extent of NewsCorp’s phone hacking or their knowledge of such practices.

175. Between July 5, 2011, as investors began to learn of the Dowler hacking, and July 18, 2011, when Brooks was arrested and Scotland Yard admitted that it had failed to follow up on the wider evidence of phone hacking uncovered in its prior investigation, the price of NewsCorp common A shares fell from $18.13 to $14.97, a cumulative price decline of $3.16, representing a 17.5% drop in value. NewsCorp common B shares similarly declined by $3.14 over this period, representing a drop in 16.9% of value. Together, these declines resulted in the loss of $7 billion in NewsCorp’s market capitalization over that period. More than 830 million shares of NewsCorp stock traded hands during these two weeks, representing an average daily trading volume of 92 million shares, nearly five times its historical average.

176. The disclosures which affected the market price of NewsCorp shares during this period include those identified in the following chart, which identifies the changes in the price of NewsCorp Class A and Class B common stock as a result of each of the foregoing events and, for purposes of comparison, the percentage change in the price of the S&P500 Media Industry Group Index, a comparable peer group index traded under the symbol “S5MEDA”, on the same day:10

Date	Event	NWSA		S5MEDA
		A	B
7/6/11	Dowler phone hacking revealed	(3.6%)	(3.2%)	(1.0%)
7/8/11	NOTW shuttered; Coulson arrested	(3.9%)	(3.3%)	(0.8%)
7/11/11	Other hacking victims surface	(7.6%)	(7.1%)	(2.3%)
7/14/11	FBI hacking probe; Wallis arrest	(3.1%)	(2.3%)	(0.8%)
7/18/11	Brooks arrest; Police admit misconduct	(4.3%)	(4.3%)	(1.6%)
7/5/11-7/18/11	Cumulative Price Decline	(17.5%)	(16.9%)	(5.8%)

177. As reflected in the price movement of the S&P500 Media Industry Group Index on the dates above, the foregoing price declines were not the result of general economic factors or industry-specific news but instead revealed the direct and proximate impact on NewsCorp’s stock price from the revelations regarding the Company’s illegal newsgathering activities and the incompleteness of the prior investigations into that misconduct. Because NewsCorp is a member of the S&P500 Media Industry Group, declines in the price of NewsCorp stock will also drag down the media index returns. Accordingly, the difference between NewsCorp’s performance and the performance of the index on the dates identified in the chart is even greater than that indicated above.

[10]

The list of corrective events identified herein is necessarily preliminary, and based upon plaintiffs’ analysis and investigation to date. Upon further investigation and discovery and additional analysis, plaintiffs may change, alter or amend their theory of damages, including by identifying additional corrective events that caused or contributed to the damages claimed in this action, or using different market indices or economic analyses to determine the precise impact of those events on the trading price of NewsCorp stock.

178. The foregoing stock price declines were initially triggered by the July 4, 2011, reports that Milly Dowler’s cell phone had been hacked, and continued as a flood of evidence of NewsCorp’s prior phone hacking and bribery was unleashed over the next two weeks. As a result of the July 4 holiday in the U.S., the initial impact of the Dowler story began to be reflected in NewsCorp’s stock price on July 6, 2011, when the Company’s Class A shares dropped by 3.6% on heightened trading volume of 44.4 million shares, more than double its average. The extent of this decline was stemmed by Rupert Murdoch’s immediate apology for the misconduct, as reflected in a NewsCorp press release issued that day:

Statement from Rupert Murdoch, Chairman and Chief Executive Officer, News Corporation

London, 6 July, 2011 – Recent allegations of phone hacking and making payments to police with respect to the News of the World are deplorable and unacceptable. I have made clear that our company must fully and proactively cooperate with the police in all investigations and that is exactly what News International has been doing and will continue to do under Rebekah Brooks’ leadership. We are committed to addressing these issues fully and have taken a number of important steps to prevent them from happening again. I have also appointed Joel Klein to provide important oversight and guidance and Joel and Viet Dinh, an Independent Director, are keeping News Corporation’s Board fully advised as well.

179. Throughout the day on July 7, 2011, news began to leak out that, in an attempt to contain the widening hacking scandal, NewsCorp would shut down the News of the World following the upcoming Sunday edition, ending the paper’s 168-year reign as Britain’s top tabloid. News reports continued to be updated throughout the day, particularly after James Murdoch acknowledged the Company’s prior false testimony to Parliament, while continuing to (falsely) deny that he or others, including Brooks, had any prior knowledge of the illegal activity:

The good things the News of the World does, however, have been sullied by behaviour that was wrong. Indeed, if recent allegations are true, it was inhuman and has no place in our Company.

The News of the World is in the business of holding others to account. But it failed when it came to itself.

In 2006, the police focused their investigations on two men. Both went to jail. But the News of the World and News International failed to get to the bottom of repeated wrongdoing that occurred without conscience or legitimate purpose.

Wrongdoers turned a good newsroom bad and this was not fully understood or adequately pursued.

As a result, the News of the World and News International wrongly maintained that these issues were confined to one reporter. We now have voluntarily given evidence to the police that I believe will prove that this was untrue and those who acted wrongly will have to face the consequences.

This was not the only fault.

The paper made statements to Parliament without being in the full possession of the facts. This was wrong.

The Company paid out-of-court settlements approved by me. I now know that I did not have a complete picture when I did so. This was wrong and is a matter of serious regret.

180. These developments caused widespread concern over the impact the hacking scandal could have on NewsCorp’s other operations. In a July 8 report, for example, Macquarie Research discounted its base valuation by 15% for the Company, based on the potential impact the scandal could have on NewsCorp’s US and UK broadcasting assets, its plans to acquire BSkyB, and the earnings impact that lost advertising and hacking-related litigation and regulatory actions could have on the Company. Other analysts raised similar concerns. See, e.g., Cowen & Co., Quick Take: ‘News of the World’ Shuttered in Attempt at Damage Control, (July 7, 2011) (noting how NewsCorp had blamed hacking on a “rogue element” in its operations, even as “new allegations continued to surface over the last several years.” “We are highly troubled by the way this scandal has played out over the last several years.”)

181. The announcement of the closing of the News of the World, together with James Murdoch’s apology and the news the following day that Coulson and Goodman had been arrested as the hacking probe continued to heat up, caused the price of NewsCorp’s shares to drop again on July 8, 2011, when the Company’s class A common shares fell 3.9% on heightened trading volume of 39 million shares, nearly double their historical average.

182. Over the weekend and continuing into the next trading day on Monday, July 11, 2011, reports began to surface regarding other victims of NewsCorp’s illegal cell phone hacking, including additional reports that phones belonging to members of the royal family, British Parliament, and Scotland Yard had also been hacked. These reports, together with the return of additional active traders to the market following the July 4 holiday and the trades they made in reaction to the shocking disclosures at the end of the prior week, fueled a further decline of 7.6% in the price of NewsCorp common A shares on volume of more than 89 million shares, more than four times the historical average.

183. On July 12, 2011, Credit Suisse issued a research report warning its clients that the hacking scandal “significantly raises the risk” that the BSkyB acquisition would not be completed: “Our U.K. Media team believes there is a 90% chance the bid will not go ahead and, within that, there is a possibility that News Corp may also be forced to sell some of its existing 39% stake….” Added Cowen & Co.:

We note that since the cell phone hacking scandal went into overdrive about a week ago, News Corp shares have declined by 14%, underperforming the market by 12 percentage points. We do not view the risk around the issue as having been exhausted, given continued unanswered (to our satisfaction) questions about the extent to which key News Corp executives had knowledge about the true extent of the cell hacking. As long as the cell phone hacking problem remains in play politically in the UK, we expect it to remain an overhang on the stock.

184. On July 13, the Company announced that, as a result of the hacking scandal, it had been forced to abandon its bid to acquire BSkyB. However, the impact of that announcement on

NewsCorp’s stock price was reduced as a result of a $5 billion stock buy back program the Company announced on July 12, 2011, which was intended to avoid or reduce the stock price decline anticipated to result from the announcement that the BSkyB acquisition was off. The buy back was designed to raise NewsCorp’s stock price by reducing the number of outstanding shares available to trade. Based on the closing price of NewsCorp common stock on July 11, 2011, the $5 billion buy back was expected to retire more than 320 million shares of NewsCorp stock, representing more than 13% of the total common shares outstanding. In anticipation of the positive price impact this would have on NewsCorp stock, more than 280 million shares of NewsCorp common stock traded hands on July 12 and 13. But for the price drag resulting from the other disclosures about the Company’s illegal news gathering practices, the price of NewsCorp stock would have traded significantly higher as a result of the buy back announcement.

185. NewsCorp’s price plunge continued on July 14, 2011, following news that the FBI had opened an inquiry into reports that NewsCorp journalists had hacked into the cell phones of victims of the 9/11 terrorist attacks and their families, and that Neil Wallis, the executive editor of News of the World from 2007-09, had been arrested in the British hacking probe. These disclosures, which further alerted investors to the fact that NewsCorp’s misconduct had gone on much longer, and had a wider scope, than previously revealed, caused NewsCorp common A shares to fall an additional 4.3% on volume of more than 62 million shares, three times the historical average.

186. On July 18, 2011, the price of NewsCorp stock continued to fall as the result of news that Brooks had been arrested, Scotland Yard had admitted to its failure to properly follow up on prior hacking allegations, and Brooks’ informant on those matters, Yates, had resigned. These disclosures, which revealed that defendants’ past claims to have legitimately relied on Scotland yard’s 2006 and 2009 investigations to conclude that hacking was limited in scope were false when made, fueled an additional 4.3% decline in the value of NewsCorp common A shares on continued heightened trading volumes in excess of 62 million shares, three times its historical average.

IX. CLASS ACTION ALLEGATIONS

187. Plaintiffs bring this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons who purchased or otherwise acquired NewsCorp common stock during the Class Period (the “Class”). Excluded from the Class are: (i) defendants and their families; (ii) the officers and directors at all relevant times of NewsCorp and its subsidiaries, including News Int’l and NGN, and the management of its newspapers in the U.K.; (iii) members of the immediate families of persons in the foregoing categories, and their legal representatives, heirs, successors or assigns; and (iv) any entity in which defendants have or had a controlling interest.

188. The members of the Class are so numerous that joinder of all members is impracticable. The disposition of their claims in a class action will provide substantial benefits to the parties and the Court. NewsCorp has over 2.4 billion shares of stock outstanding, beneficially owned by hundreds of thousands of persons.

189. The market for NewsCorp stock is efficient, as previously alleged. Public information regarding the Company is rapidly incorporated into and reflected by the market price for NewsCorp stock. Investors who purchased NewsCorp stock at the prices prevailing in the market during the Class Period therefore presumptively did so in reliance upon each of the false and misleading statements and material omissions alleged herein.

190. There is a well-defined community of interest in the questions of law and fact involved in this case. Questions of law and fact common to the members of the Class which predominate over questions which may affect individual Class members include:

(a) Whether the Exchange Act was violated by defendants;

(b) Whether defendants omitted and/or misrepresented, or failed to correct, material facts;

(c) Whether defendants’ statements omitted material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading;

(d) Whether defendants knew or recklessly disregarded that their statements were false and misleading, or that they had a duty to correct their prior misrepresentations;

(e) Whether and to what extent the price of NewsCorp securities was affected by the alleged misrepresentations; and

(f) The extent of damage sustained by Class members and the appropriate measure of damages.

191. Avon’s and Iron Workers’ claims are typical of those of the Class because Avon, Iron Workers and the Class all sustained damages from the same misrepresentations, omissions, failures to correct and other wrongful conduct by defendants.

192. Avon will adequately protect the interests of the Class and has retained counsel who are experienced in class action securities litigation. Avon has no interests which conflict with those of the Class.

193. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

X. CLAIMS FOR RELIEF

First Claim for Relief

(Violation of $10(b) of the Exchange Act & Rule 10b-5)

(Against All Defendants)

194. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

195. By engaging in the acts, practices and omissions previously alleged, each of the defendants violated §10(b) of the Exchange Act and Rule 10b-5 by:

(a) employing devices, schemes and artifices to defraud;

(b) making or failing to correct untrue statements of material facts or omitting to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or

(c) engaging in acts, practices and a course of business that operated as a fraud or deceit upon plaintiffs and others similarly situated in connection with their purchases of NewsCorp common stock during the Class Period.

196. Defendants made, disseminated, authorized, approved, ratified, and/or failed to correct each of the statements specified in §§VI & VII, supra.

197. Each of the statements specified in §§VI & VII, supra, were materially false or misleading at the time they were made, in that they contained misrepresentations of fact or failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

198. The statutory safe harbor conditionally provided by 15 U.S.C. §78u-5 for certain forward-looking statements does not apply to any of the statements alleged herein to be materially false or misleading because:

(a) the statements were not forward-looking, or identified as such when made;

(b) the statements were not accompanied by meaningful cautionary language that sufficiently identified the specific, important factors that could cause actual results to differ materially from those in the statement; or

(c) the statements were made by defendants with actual knowledge that the statement was false or misleading.

199. Defendants made, disseminated, approved, or failed to correct the statements specified in §§VI & VII, supra, while knowing or recklessly disregarding that the statements were false or misleading, or omitted to disclose facts necessary to prevent the statements from misleading investors in light of the circumstances under which they were made, or failed to correct the misrepresentations promptly upon learning of their falsity.

200. Plaintiffs purchased shares of NewsCorp common stock in reliance upon the truth and accuracy of the statements specified in §§VI & VII, supra, and the other information that was publicly reported by defendants about NewsCorp and its operations, and without knowledge of the facts, transactions, circumstances and conditions fraudulently misrepresented to or concealed from the market during the Class Period, as specified above.

201. Plaintiffs and the Class have suffered damages in that they:

(a) paid artificially inflated prices for publicly-issued shares of NewsCorp common stock;

(b) purchased their NewsCorp common stock on an open, developed and efficient public market; and

(c) incurred economic losses when the price of those securities declined as the direct and proximate result of the public dissemination of information that was inconsistent with defendants’ prior public statements or otherwise alerted the market to the facts, transactions, circumstances and conditions concealed by defendants’ misrepresentations and omissions, or the economic consequences thereof.

202. Plaintiffs and the Class would not have purchased NewsCorp common stock at the prices they paid, or at all, if they had been aware that the market prices had been artificially inflated by the false and misleading statements and omissions specified above.

Second Claim for Relief

(Violation of $20(a) of the Exchange Act & Rule 10b-5)

(Against Defendants NewsCorp, News Int’l, Rupert Murdoch,

James Murdoch and Rebekah Brooks)

203. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein

204. Defendants and/or persons under their control violated §10(b) of the Exchange Act and Rule 10b-5 by their acts and omissions described above, causing economic injury to plaintiffs and the other members of the Class.

205. Each of the defendants acted as a controlling person of some or all of their co- defendants or other employees of NewsCorp or News Int’l because they each had the capacity to control, or did actually exert control, over the actions of primary violators of the securities laws:

(a) NewsCorp controlled News Int’l, NGN and each of their respective business units, publications, officers and employees, including Hinton, Brooks, Crone and Myler, by virtue of its ownership over, and right to control the conduct of its wholly-owned subsidiaries and their employees, including its power to: (i) control the accuracy of the statements made by them, including the testimony they provided as officers or representatives of NewsCorp, News Int’l, NGN or any of their publications; (ii) direct that statements known to be false or misleading be immediately retracted and corrected in order to avoid misinforming investors, government officers or the public at large; and (iii) hire, fire and retain employees, including control that it exerted directly and indirectly through the compensation and promotion decisions it made which rewarded or induced Hinton, Brooks, Crone and Myler for the false testimony and statements they made, as alleged herein.

(b) News Int’l controlled NGN, The Sun and the News of the World, and each of their respective business units, publications, officers and employees, including Hinton, Brooks, Crone and Myler, by virtue of its ownership over, and right to control the conduct of its wholly- owned subsidiaries and their employees, including its power to: (i) control the accuracy of the statements made by them, including the testimony they provided as officers or representatives of NewsCorp, News Int’l, NGN or any of their publications; (ii) direct that statements known to be false or misleading be immediately retracted and corrected in order to avoid misinforming investors, government officers or the public at large; and (iii) hire, fire and retain employees, including control that it exerted directly and indirectly through the compensation and promotion decisions it made which rewarded or induced Hinton, Brooks, Crone and Myler for the false testimony and statements they made, as alleged herein.

(c) Rupert Murdoch controlled NewsCorp, News Int’l, NGN, The Sun and the News of the World and each of their respective business units, publications, officers and employees, including James Murdoch, Hinton, Brooks, Crone, Myler, Coulson, Edmondson, Thurlbeck, Goodman and others, by virtue of: (i) his position as the CEO and Chairman of NewsCorp and his membership on the News Int’l board of directors; (ii) the active control he exercised over every aspect of NewsCorp’s operations, as recounted by numerous former employees; (iii) the active control he exercised over the business decisions of NewsCorp and each of its business units, including News Int’l and NGN; (iv) the direct control and influence he exerted over the editorial policies of News Int’l publications; (v) the power he wielded to reward and punish each and every employee who acted or did not act in accordance with his instructions or objectives; (vi) his control over NewsCorp’s Board of Directors; (vii) his control over the succession of power in the Company, including his power to install James Murdoch as his heir apparent, or to appoint him to other positions within the Company, including as the Executive Chairman of News Int’l; (viii) his ownership of and control, either individually or through ownership by family trusts and close members of his family, of over more than 40% of the Class B shares of the Company; (ix) his business and social relationships with other significant holders of Class B shares, including Prince Al-Waleed bin Talal of Saudi Arabia, which gives him effective majority voting power over NewsCorp stock; and (x) the business, personal and family relationships he has with other officers and directors of NewsCorp, News Int’l and News of the World, which he has repeatedly used to influence their conduct and actions.

(d) James Murdoch controlled NewsCorp, News Int’l, NGN and each of their respective business units, publications, officers and employees, including Brooks, Crone and Myler by virtue of: (i) his positions as NewsCorp’s CEO and Chairman for Europe and Asia and as Executive Chairman of News Int’l; (ii) his membership on the NewsCorp, News Int’l and NGN boards of directors; (iii) his status as the heir apparent to his father, Rupert, as Chairman and CEO of NewsCorp; (iv) his power to hire, fire, compensate, reward and punish NewsCorp and News Int’l employees, including Brooks, Crone and Myler; (v) his ownership of and control, either individually or through ownership by family trusts and close members of his family, of over more than 40% of the Class B shares of the Company, and the relationships his family had with other significant holders of Class B shares, which gives his family effective majority voting power over NewsCorp stock; and (vi) the business, personal and family relationships he has with other officers and directors of NewsCorp, News Int’l and News of the World.

(e) Brooks controlled News Int’l, NGN and each of their respective business units, publications, officers and employees, including Crone and Myler, by virtue of: (i) her position as Chief Executive of News Int’l and a member of the boards of directors of News Int’l and NGN; (ii) her active involvement in the editorial activities of the News of the World and the Sun; (iii) her power to hire, fire, compensate, reward and punish employees of News Int’l, NGN and their publications, including Crone and Myler; (iv) her designation of Crone and Myler to testify to Parliament in her stead in 2009; (v) her close association and relationship with Rupert and James Murdoch; and (vi) the other business and personal relationships she had with other officers and directors of NewsCorp, News Int’l and News of the World.

206. Each of these defendants had direct and supervisory involvement in the day-to-day operations of NewsCorp and News Int’l the Company and, therefore, is presumed to have had the power to, and did, control or influence the business practices or conditions giving rise to the securities violations alleged herein, and the contents of the statements which misled investors about those conditions and practices, as alleged above.

207. By virtue of their high-level positions, ownership of and contractual rights with NewsCorp and News Int’l, participation in or awareness of the operations of NewsCorp and News Int’l, and intimate knowledge of the matters discussed in the public statements disseminated to the investing public, defendants had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of the Company, including the contents and dissemination of the false and misleading statements alleged above and the decision not to correct those statements upon learning of their falsity.

208. These defendants, because of their positions with the Company therefore, possessed the power and authority to control the contents of NewsCorp’s and News Int’l’s public statements,

testimony to Parliament, quarterly reports, press releases, quarterly conference calls and other presentations to government officials, the media, securities analysts, money and portfolio managers and institutional investors. Each of these defendants was provided with copies of the testimony and statements alleged herein to be misleading prior to or shortly after their issuance and had the ability and opportunity to prevent their issuance or cause them to be corrected and failed to do so.

209. By virtue of their positions as controlling persons and their culpable participation in the fraud alleged herein, each of the defendants are liable pursuant to §20(a) of the Exchange Act for the acts and omissions of their co-defendants in violation of the Exchange Act.

XI. PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for judgment as follows:

A. Declaring this action to be a proper class action pursuant to Fed. R. Civ. P. 23;

B. Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants’ wrongdoing in an amount to be proven at trial, including interest;

C. Awarding plaintiffs and the Class reasonable costs and expenses incurred in this action, including attorneys’ fees; and

D. Awarding such equitable/injunctive or other relief as the Court may deem just and proper.

XII. JURY DEMAND

210. Plaintiffs demand a trial by jury on all issues.

DATED: July 31, 2012	ROBBINS GELLER RUDMAN & DOWD LLP DENNIS J. HERMAN ARMEN ZOHRABIAN

DENNIS J. HERMAN

Post Montgomery Center
One Montgomery Street, Suite 1800
San Francisco, CA 94104
Telephone: 415/288-4545
415/288-4534 (fax)
dherman@rgrdlaw.com
azohrabian@rgrdlaw.com

ROBBINS GELLER RUDMAN & DOWD LLP
DARREN J. ROBBINS
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)
darrenr@rgrdlaw.com

ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL H. RUDMAN
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)
srudman@rgrdlaw.com

ROBBINS GELLER RUDMAN & DOWD LLP
RANDI D. BANDMAN
120 East Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)
randib@rgrdlaw.com

Lead Counsel for Plaintiff

CERTIFICATE OF SERVICE

I, Kelly Stadelmann, hereby certify that on July 31, 2012, I caused a true and correct copy of the annexed document to be served by electronic mail and U.S. mail to all counsel listed on the attached service list.

Kelly Stadelmann

NEWS CORP.
Service List – 7/30/2012 (11-0170)

Counsel For Defendant(s)

Jay B. Kasner
Scott D. Musoff
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212/735-3000
212/735-2000 (Fax)

Counsel For Plaintiff(s)

Arthur N. Abbey	Samuel H. Rudman
Nancy Kaboolian	David A. Rosenfeld
Abbey Spanier Rodd & Abrams, LLP	Robbins Geller Rudman & Dowd LLP
212 East 39th Street	58 South Service Road, Suite 200
New York, NY 10016	Melville, NY 11747
212/889-3700	631/367-7100
212/684-5191 (Fax)	631/367-1173 (Fax)

Darren J. Robbins	Randi D. Bandman
Robbins Geller Rudman & Dowd LLP	Robbins Geller Rudman & Dowd LLP
655 West Broadway, Suite 1900	120 East Palmetto Park Road, Suite 500
San Diego, CA 92101	Boca Raton, FL 33432
619/231-1058	561/750-3000
619/231-7423(Fax)	561/750-3364 (Fax)

Dennis J. Herman	Eben O. McNair, IV
Armen Zohrabian	Schwarzwald McNair & Fusco LLP
Robbins Geller Rudman & Dowd LLP	616 Penton Media Building
Post Montgomery Center	1300 East Ninth Street
One Montgomery Street, Suite 1800	Cleveland, OH 44114-1503
San Francisco, CA 94104	216/566-1600
415/288-4545	216/566-1814 (Fax)
415/288-4534(Fax)